As filed with the Securities and Exchange Commission on April 25, 2012	Registration No. 333-173957

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

POST-EFFECTIVE AMENDMENT NO. 1 TO
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
____________________________

TALON THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	2834	32-0064979
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
_______________________________

2207 Bridgepointe Parkway, Suite 250
San Mateo, California 944040
(650) 588-6404
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
____________________________

Craig W. Carlson
Senior Vice President & Chief Financial Officer
Talon Therapeutics, Inc.
2207 Bridgepointe Parkway, Suite 250
San Mateo, California 94404
(650) 588-6404
 (Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to: Christopher J. Melsha, Esq. Fredrikson & Byron, P.A. 200 South Sixth Street, Suite 4000 Minneapolis, MN 55402-1425 Telephone: (612) 492-7000 Facsimile: (612) 492-7077
_____________________________

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this registration statement, as shall be determined by the selling stockholders identified herein.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☑

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to completion, dated April 25, 2012

OFFERING PROSPECTUS

4,063,146 Shares
Common Stock

The selling stockholders identified in this prospectus are offering on a resale basis a total of 4,063,146 shares of our common stock, including 1,658,200 shares issuable upon the exercise of outstanding warrants.

Our common stock is quoted on the OTC Bulletin Board under the symbol “TLON.OB.”  On               , 2012, the last sale price of our common stock as reported on the OTC Bulletin Board was $       .

The securities offered by this prospectus involve a high degree of risk.
See “Risk Factors” beginning on page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete.  A representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2012.

TABLE OF CONTENTS

	Page		Page

Prospectus Summary	1	Management and Board of Directors	53
Risk Factors	3	Security Ownership of Certain
Note Regarding Forward-Looking Statements	19	Beneficial Owners and Management	62
Use of Proceeds	20	Transactions with Related Persons, Promoters
Selling Stockholders	20	and Certain Control Persons	64
Plan of Distribution	22	Where You Can Find More Information	64
Description of Capital Stock	24	Legal Matters	64
Market for Common Equity and		Experts	65
Related Stockholder Matters	28	Transfer Agent	65
Management’s Discussion and Analysis of		Disclosure of Commission Position on
Financial Condition and Results of Operations	30	Indemnification for Securities Act Liabilities	65
Our Business	37	Index to Financial Statements	F-1

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Because it is a summary, it may not contain all of the information that is important to you. Accordingly, you are urged to carefully review this prospectus in its entirety, including the risks of investing in our securities discussed under the caption “Risk Factors” and the financial statements and other information that is contained in or incorporated by reference into  this prospectus or the registration statement of which this prospectus is a part before making an investment decision.References to the “Company,” “Talon,” “we,” “us,” or “our” in this prospectus refer to Talon Therapeutics, Inc. (formerly known as Hana Biosciences, Inc.), a Delaware corporation, unless the context indicates otherwise.

Company Overview

We are a biopharmaceutical company dedicated to developing and commercializing new, differentiated cancer therapies designed to improve and enable current standards of care.  We currently have rights to the following product candidates in various stages of development:

•
Marqibo® (vincristine sulfate liposomes injection), our lead product candidate, is a novel, targeted Optisome™ encapsulated formulation product candidate of the Food and Drug Administration (FDA)-approved anticancer drug vincristine, currently in development primarily for the treatment of adult acute lymphoblastic leukemia, or ALL, in second or greater relapse or that has progressed following two or more prior lines of anti-leukemia therapy.

•
Menadione Topical Lotion, a novel supportive care product candidate being developed for the prevention and/or treatment of the skin toxicities associated with the use of epidermal growth factor receptor inhibitors, or EGFRIs, a type of anti-cancer agent used in the treatment of lung, colon, head and neck, pancreatic and breast cancer.

•	Brakiva™ (topotecan liposome injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug topotecan.

•	Alocrest™ (vinorelbine liposome injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vinorelbine.

       Our executive offices are located at 2207 Bridgepointe Parkway, Suite 250, San Mateo, California 94404. Our telephone number is (650) 588-6404 and our Internet address is www.talontx.com. Information contained in, or accessible through, our website does not constitute a part of this prospectus. We were originally incorporated under Delaware law in 2002 under the name Hudson Health Sciences, Inc. In July 2004, we acquired Email Real Estate.com, Inc., a Colorado corporation and public shell company in a reverse acquisition.  In September 2004, we reincorporated under Delaware law under the name Hana Biosciences, Inc.  In December 2010, we changed our name to Talon Therapeutics, Inc.

Risk Factors

As with most pharmaceutical product candidates, the development of our product candidates is subject to numerous risks, including our dependence on our Marqibo program, the risk of being unable to obtain necessary regulatory approvals to market the product candidates, unforeseen safety issues relating to our product candidates, dependence on third party collaborators to conduct research and development of our product candidates, and a lack of adequate capital needed to develop our product candidates. Because we have only a limited history of operations, we are also subject to many risks associated with early-stage companies. For a more detailed discussion of some of the risks you should consider before purchasing shares of our common stock, you are urged to carefully review and consider the section entitled “Risk Factors” beginning on page 3 of this prospectus.

Recent Developments

On April 20, 2012, our Board of Directors appointed Howard H. Pien to serve as a director.  Mr. Pien’s biographical information can be found under “Directors and Executive Officers,” beginning on page 53 of this prospectus.  Also on April 20, 2012, Andrew Ferrer resigned from the Board.  As discussed in greater detail below under “Description of Capital Stock – Series A Preferred – June 2010 Investment Agreement,” beginning on page 24 of this prospectus, Warbug Pincus has the right to designate five of nine members of the Board.  Following the appointment of Mr. Pien, who was designated for appointment by Warburg Pincus, and the resignation of Mr. Ferrer, Warburg Pincus has the right to designate one additional person for appointment to the Board.

The Offering

The selling stockholders identified on page 20 of this prospectus are offering on a resale basis a total of 4,063,146 shares of our common stock, including 1,658,200 shares issuable upon the exercise of outstanding warrants, of which warrants to purchase 1,603,852 shares were issued in connection with a private placement of our securities in October 2009.

Common stock offered	4,063,146 shares

Common stock outstanding before the offering(1)	21,873,938 shares

Common stock outstanding after the offering(2)	23,532,138 shares

Use of proceeds
We will receive none of the proceeds from the sale of the shares by the selling stockholders, except for the warrant exercise price paid for the shares offered hereby that are issuable upon the exercise of certain warrants.

OTC Bulletin Board Symbol	TLON.OB
_______________________

(1)
Based on the number of shares outstanding as of April 19, 2012, not including 11,572,580 shares issuable upon exercise of various warrants and options to purchase our common stock, 64,625,762 shares issuable as of such date upon the conversion of our outstanding Series A-1 Convertible Preferred Stock, and 42,184,744 shares issuable as of such date upon the conversion of our outstanding Series A-2 Convertible Preferred Stock.

(2)	The increase in shares outstanding after the offering assumes the issuance of shares offered hereby that are issuable upon the exercise of outstanding warrants held by the selling stockholders.

RISK FACTORS

Investment in our common stock involves significant risk. You should carefully consider the information described in the following risk factors, together with the other information appearing elsewhere in this prospectus, before making an investment decision regarding our common stock. If any of these risks actually occur, our business, financial conditions, results of operation and future growth prospects would likely be materially and adversely affected. In these circumstances, the market price of our common stock could decline, and you may lose all or a part of your investment in our common stock. Moreover, the risks described below are not the only ones that we face.

Risks Related to Our Business

Our near and long-term business prospects are substantially, if not entirely, dependent on whether we are able to obtain accelerated marketing approval of Marqibo.

In July 2011, we submitted to the FDA an NDA seeking accelerated approval of our lead product candidate, Marqibo, for the treatment of Ph- adult ALL patients in second or greater relapse or whose disease has progressed following two or more prior lines of anti-leukemia therapy.  In September 2011, the FDA accepted our NDA for filing under Subpart H – Accelerated Approval for New Drugs for Serious or Life Threatening Illnesses, and informed us that the action date for our NDA, commonly referred to as a PDUFA date, is May 13, 2012, reflecting a standard 10-month review timeline.  On March 21, 2012, our Marqibo NDA was considered at a hearing in front of the ODAC panel. By a vote of seven to four (with two abstentions), the ODAC panel determined that the results of Marqibo’s clinical trials have demonstrated a favorable risk/benefit ratio for the treatment of adults with Ph- ALL in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy.  However, while the ODAC provides the FDA with independent expert advice and non-binding recommendations, the final decision regarding approval of our NDA will be made by the FDA, and there is no assurance it will approve our NDA even following the ODAC panel’s positive determination.

In order for a new drug product to be approved for marketing in the United States, a drug sponsor typically needs to establish the safety and efficacy of the drug through one or more randomized Phase 3 clinical trials.  However, under the FDA’s Subpart H accelerated approval regulations, the agency is authorized to approve a drug candidate that has been studied for its safety and efficacy in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival or irreversible morbidity.  Accelerated approval may be granted prior to the conduct of a Phase 3 clinical trial, but a drug candidate receiving accelerated approval is subject to rigorous post-marketing compliance requirements, including the completion of one or more post-approval confirmatory clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies with due diligence, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, may cause the FDA to seek to withdraw the drug from the market on an expedited basis.  Our NDA for Marqibo, which seeks accelerated approval in adult ALL patients in second or greater relapse, was submitted on the basis of the data from our rALLy study, a Phase 2 clinical trial.  Our NDA package does not include data from any Phase 3 clinical trial of Marqibo.

In connection with submitting our NDA, we also requested that the FDA grant our application “priority review,” which would reduce the FDA’s review period from the standard 10 months to six months. Although our NDA was accepted for filing under Subpart H accelerated approval regulations, the FDA, upon preliminary review, did not grant our request for priority review, as indicated by the PDUFA date of May 13, 2012.  We believe the FDA’s determination that our NDA did not qualify for priority review may reflect a reduced probability that the agency will ultimately grant accelerated approval of Marqibo.  As discussed above, despite the ODAC panel’s positive determination that Marqibo has demonstrated a favorable risk/benefit ratio, the FDA may nevertheless determine that the data from our rALLy trial are insufficient to support approval of our NDA seeking accelerated approval of Marqibo for the treatment of Ph- adult ALL patients in second or greater relapse or whose disease has progressed following two or more prior lines of anti-leukemia therapy.  If the FDA does not approve our NDA seeking accelerated approval and instead requires us to complete one or more Phase 3 clinical trials prior to granting any marketing approval of Marqibo, then we will require substantial additional capital and several additional years of additional clinical research in order to complete the development of this product.  If the FDA does not approve our current NDA seeking accelerated approval of Marqibo, we believe we would be unlikely to obtain the additional capital required to complete its development.  As a result, we may be forced to cease our operations altogether, in which case you may lose your entire investment in our company.

We need to raise immediate additional capital to fund our planned operations beyond mid-2012. If we are unable to raise additional capital when needed, we will have to discontinue our product development programs or relinquish our rights to some or all of our product candidates. The manner in which we raise any additional funds may affect the value of your investment in our common stock.

We believe that our currently available capital is only sufficient to fund our operations through mid-2012. Given our desired clinical development plans for the next 12 months, our financial statements reflect an uncertainty about our ability to continue as a going concern, which is reflected in the report from our auditors on the audit of our financial statements as of and for the year ended December 31, 2011.  Accordingly, we need additional capital to fund our operations beyond mid-2012.  Further, our available capital may be consumed sooner than we anticipate depending on a variety of factors, including:

•	any delays in the FDA’s review of our NDA for Marqibo beyond the May 13, 2012 PDUFA date;

•	the outcome of the FDA’s review of our NDA for Marqibo;

•	costs associated with conducting our ongoing and planned clinical trials and regulatory development activities;

•	costs of establishing arrangements for manufacturing our product candidates;

•	costs associated with commercializing our Marqibo program, including establishing sales and marketing functions;

•	payments required under our current and any future license agreements and collaborations;

•	costs of obtaining, maintaining and defending patents on our product candidates; and

•	costs of acquiring any new drug candidates.

Since we do not generate any recurring revenue, the most likely sources of such additional capital include private placements of our equity securities, including our common stock, preferred stock, debt financing or from a potential strategic licensing or collaboration transaction involving the rights to one or more of our product candidates.  To the extent that we raise additional capital by issuing equity securities, our stockholders will likely experience significant dilution. We may also grant future investors rights superior to those of our current stockholders. If we raise additional funds through collaborations and licensing arrangements, it may be necessary to relinquish some rights to our technologies, product candidates or products, or grant licenses on terms that are not favorable to us. If we raise additional funds by incurring debt, we could incur significant interest expense and become subject to covenants in the related transaction documentation that could affect the manner in which we conduct our business.

In January 2012, we entered into an investment agreement with certain investment funds affiliated with Warburg Pincus, LLC and Deerfield Management pursuant to which we sold an aggregate of 110,000 shares of our Series A-2 Convertible Preferred Stock for $100 per share. Under the investment agreement, the investors have the right to invest up to an additional $60 million from the date of marketing approval of Marqibo until one year thereafter.  However, the investors have no obligation to make such additional investment.  If the investors do not make an additional investment pursuant to the January 2012 investment agreement at times when we are in need of additional capital, then we will need to secure such additional capital from other sources.  Beyond the investment agreement, however, we have no committed sources of additional capital and our access to funding is always uncertain. This uncertainty is exacerbated due to ongoing global economic turmoil, which has continued to restrict access to the U.S. and international capital markets, particularly for small biopharmaceutical and biotechnology companies like us. Accordingly, despite our ability to secure adequate capital in the past, there is no assurance that additional equity or debt financing will be available to us when needed, on acceptable terms or even at all. If we fail to obtain the necessary additional capital when needed, we will be forced to significantly curtail our planned research and development activities, which will cause a delay in our drug development programs.  If we do not obtain additional capital before we have consumed our currently available resources, we may be forced to cease our operations altogether, in which case you will lose your entire investment in our company.  The report of our independent auditor contains an uncertainty paragraph as to the substantial doubts that exist about our ability to continue as a going concern.

Our long-term success is dependent on our ability to establish strategic partnerships to develop and commercialize our product candidates, particularly Marqibo and Menadione Topical Lotion, primarily in Europe and other international regions.

An important element to our business strategy includes partnering with pharmaceutical, biotechnology, or other companies to develop and commercialize our product candidates in Europe and other international regions.  We are likely to face significant competition in seeking appropriate strategic partners, and these strategic partnerships can be complicated and time consuming to negotiate and execute. In addition, such arrangements may not be commercially successful or we may not be able to enter into such partnerships on favorable terms.

We are unable to predict when, if ever, we will enter into any potential strategic partnerships because of the numerous risks and uncertainties associated with establishing strategic partnerships. If we are unable to negotiate strategic partnerships for our product candidates we may be forced to curtail the development of a particular candidate, reduce or delay its development program, delay its potential commercialization, reduce the scope of our sales or marketing activities or undertake development or commercialization activities at our own expense. In addition, we will bear all the risk related to the development of that product candidate. If we elect to increase our expenditures to fund development or commercialization activities on our own, we will need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.

If we enter into strategic partnerships, we may be required to relinquish important rights to and control over development of our product candidates or otherwise be subject to terms unfavorable to us.

Any potential strategic partnerships we enter into could require us to relinquish important rights to and control over the development of our product candidates, and may subject us to the following risks:

•	additional expenditures and the utilization of increased clinical, regulatory, and manufacturing resources to satisfy obligations pursuant to any strategic partnership arrangement;

•	a lack of control over the amount of timing of resources committed by any potential strategic partner to promote the continued development and commercialization of our product candidates;

•
strategic partners may not pursue further development and commercialization of products resulting from the strategic partnering arrangement or may elect to discontinue research and development programs; and

•	disputes may arise between us and our strategic partners that could result in the delay or termination of the research, development or commercialization of our product candidates.

We have a limited operating history and may not be able to commercialize any products, generate significant revenues or attain profitability.

We do not generate significant recurring revenue and have incurred significant net losses in each year since our inception. We expect to incur substantial losses and negative cash flow from operations for the foreseeable future, and we may never achieve or maintain profitability. For the twelve months ended December 31, 2011 and December 31, 2010, we had a net loss of $18.8 million and $26.0 million, respectively.   Our net cash used in operations during the twelve months ended December 31, 2011 and December 31, 2010, was approximately $21.9 million and $25.7 million, respectively.

We expect our cash requirements to increase substantially in the foreseeable future as we:

•	continue to undertake clinical development of our current product candidates;

•	seek regulatory approvals for Marqibo and our other product candidates at the appropriate time in the future;

•	implement additional internal systems and infrastructure;

•	seek to acquire additional technologies to develop; and

•	hire additional personnel.

We expect to incur losses for the foreseeable future as we fund our operations and capital expenditures. As a result, we will need to generate significant revenues in order to achieve and maintain profitability. Even if we succeed in developing and commercializing/partnering one or more of our product candidates, which success is not assured, we may not be able to generate significant revenues. Even if we do generate significant revenues, we may never achieve or maintain profitability. Our failure to achieve or maintain profitability could negatively impact the trading price of our common stock.

If we are unable to successfully manage our growth, our business may be harmed.

In the future, if we are able to advance Marqibo or our other product candidates to the point of, and thereafter through, clinical trials, we may need to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with third parties to provide these capabilities. Any future growth will place a significant strain on our management and on our administrative, operational and financial resources. Our future financial performance and our ability to commercialize Marqibo and our product candidates and to compete effectively will depend, in part, on our ability to manage any future growth effectively. We must manage our development efforts and clinical trials effectively, and hire, train and integrate additional management, administrative and sales and marketing personnel. We may not be able to accomplish these tasks, and our failure to accomplish any of them could prevent us from successfully growing.

If we are unable to hire additional qualified personnel, our ability to grow our business may be harmed.

We will need to hire additional qualified personnel with expertise in preclinical testing, clinical research and testing, government regulation, formulation and manufacturing and sales and marketing. We compete for qualified individuals with numerous biopharmaceutical companies, universities and other research institutions. Competition for such individuals, particularly in the San Francisco Bay Area where we are headquartered, is intense, and we cannot be certain that our search for such personnel will be successful. Our ability to attract and retain qualified personnel is critical to our success.

We may incur substantial liabilities and may be required to limit commercialization of our products in response to product liability lawsuits.

The testing and marketing of pharmaceutical products entail an inherent risk of product liability. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources. Regardless of the merit or eventual outcome, liability claims may result in:

•	decreased demand for our product candidates;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	withdrawal of prior governmental approvals;

•	costs of related litigation;

•	substantial monetary awards to patients;

•	product recalls;

•	loss of revenue; and

•	the inability to commercialize our product candidates.

Our inability to obtain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of pharmaceutical products we develop, alone or with collaborators. We currently do not carry product liability insurance but instead maintain a $10 million clinical trial insurance policy for our ongoing clinical trials of our product candidates. Even if our agreements with any future collaborators entitle us to indemnification against damages from product liability claims, such indemnification may not be available or adequate should any claim arise.

If we fail to acquire and develop other product candidates we may be unable to grow our business.

Although we have no current plans to do so, we may in the future acquire rights to develop and commercialize additional product candidates. Because we currently neither have nor intend to establish internal research capabilities, we are dependent upon pharmaceutical and biotechnology companies and academic and other researchers to sell or license us their product candidates. The success of our strategy depends upon our ability to identify, select and acquire pharmaceutical product candidates.

Proposing, negotiating and implementing an economically viable product acquisition or license agreement is a lengthy and complex process. We compete for partnering arrangements and license agreements with pharmaceutical, biopharmaceutical and biotechnology companies, many of which have significantly more experience than us and have significantly more financial resources than we do. Our competitors may have stronger relationships with certain third parties with whom we are interested in partnering, such as academic research institutions, and may, therefore, have a competitive advantage in entering into partnering arrangements with those third parties. We may not be able to acquire rights to additional product candidates on terms that we find acceptable, or at all.

We expect that any product candidate to which we acquire rights will require significant additional development and other efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. We do not currently have the capital and human resources available to develop additional product candidates and would need to obtain significant amounts of additional capital and personnel to do so.  Further, all product candidates are subject to the risks of failure inherent in pharmaceutical product development, including the possibility that the product candidate will not be shown to be sufficiently safe or effective for approval by regulatory authorities. Even if our product candidates are approved, they may not be manufactured or produced economically or commercialized successfully.

Risks Related to the Clinical Testing, Regulatory Approval and Manufacturing of Our Product Candidates

If we are unable to obtain regulatory approval to sell our lead product candidate, Marqibo, or any of our other product candidates, our business will suffer.

We do not have the approval from the FDA or any foreign regulatory authority needed to market any of our product candidates. With respect to Marqibo and any of our other product candidates, significant FDA regulatory risks exist which may prevent FDA approval of these drug candidates and thereby prevent their commercial use, as described below. Additionally, if Marqibo or any of our product candidates are approved by the FDA, such approval may be withdrawn by the FDA for a variety of reasons, including:

•	that clinical or other experience, tests, or other scientific data show that the drug is unsafe for use;

•
that new evidence of clinical experience or evidence from new tests, evaluated together with the evidence available to the FDA when the NDA was approved, shows that the drug is not shown to be safe for use under the approved conditions of use;

•
that on the basis of new information presented to the FDA, there is a lack of substantial evidence that the drug will have the effect it purports or is represented to have under the approved conditions of use;

•	that an NDA contains any untrue statement of a material fact; or

•
for a drug approved under the FDA’s accelerated approval regulations or as a fast track drug, if any required post-approval study is not conducted with due diligence or if such study fails to verify the clinical benefit of the drug.

Other regulatory risks may arise as a result of a change in applicable law or regulation or the interpretation thereof, and may result in material modification or withdrawal of prior FDA approvals.

Other than Marqibo, our product candidates are in early stages of clinical trials, which are very expensive and time-consuming. Any failure or delay in completing clinical trials for our product candidates could harm our business.

Other than Marqibo, the other product candidates that we are developing, Menadione Topical Lotion, Alocrest and Brakiva, are in early stages of development and will require extensive clinical and other testing and analysis before we will be in a position to consider seeking FDA approval to sell such product candidates. In addition to the risks set forth above for Marqibo, which also apply to Menadione Topical Lotion, Alocrest and Brakiva, these product candidates also have additional risks as each is in an earlier stage of development and review.

Conducting clinical trials is a lengthy, time consuming and very expensive process and the results are inherently uncertain. The duration of clinical trials can vary substantially according to the type, complexity, novelty and intended use of the product candidate. We estimate that clinical trials of our product candidates will take at least several years to complete. The completion of clinical trials for our product candidates may be delayed or prevented by many factors, including:

•	delays in patient enrollment, and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	safety issues, side effects, or other adverse events;

•	an inability to provide sufficient drug supply to the clinical trial sites;

•	results that do not demonstrate the safety or effectiveness of the product candidates; and

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines.

In conducting clinical trials, we may fail to establish the effectiveness of a compound for the targeted indication or discover that it is unsafe due to unforeseen side effects or other reasons. Even if our clinical trials are commenced and completed as planned, their results may not support our anticipated product candidate claims. Further, failure of product candidate development can occur at any stage of the clinical trials, or even thereafter, and we could encounter problems that cause us to abandon or repeat clinical trials. These problems could interrupt, delay or halt clinical trials for our product candidates and could result in FDA, or other regulatory authorities, delaying approval of our product candidates for any or all indications. The results from preclinical testing and prior clinical trials may not be predictive of results obtained in later or other larger clinical trials. A number of companies in the pharmaceutical industry have suffered significant setbacks in clinical trials, even in advanced clinical trials after showing promising results in earlier clinical trials. Our failure to adequately demonstrate the safety and effectiveness of any of our product candidates will prevent us from receiving regulatory approval to market these product candidates and will negatively impact our business.

In addition, we or the FDA may suspend or curtail our clinical trials at any time if it appears that we are exposing participants to unacceptable health risks or if the FDA finds deficiencies in the conduct of these clinical trials or in the composition, manufacture or administration of the product candidates. Accordingly, we cannot predict with any certainty when or if we will ever be in a position to submit an NDA for any of our product candidates, or whether any such NDA would ever be approved.

If we do not obtain the necessary U.S. or foreign regulatory approvals to commercialize our product candidates, we will not be able to market and sell our product candidates.

None of our product candidates have been approved for commercial sale in any country. FDA approval is required to commercialize all of our product candidates in the United States and approvals from the FDA equivalent regulatory authorities are required in foreign jurisdictions in order to commercialize our product candidates in those jurisdictions. We possess world-wide rights to develop and commercialize Marqibo and our other product candidates.

In order to obtain FDA approval of any of our product candidates, we must submit to the FDA an NDA, demonstrating that the product candidate is safe for humans and effective for its intended use and otherwise meets the requirements of existing laws and regulations governing new drugs. This demonstration requires significant research and animal tests, which are referred to as preclinical studies, and human tests, which are referred to as clinical trials, as well as additional information and studies. Satisfaction of the FDA’s regulatory requirements typically takes many years, depending on the type, complexity and novelty of the product candidate and requires substantial resources for research, development and testing as well as for other purposes. To date, none of our product candidates have been approved for sale in the United States or in any foreign market. We cannot predict whether our research and clinical approaches will result in drugs that the FDA considers safe for humans and effective for indicated uses. Historically, only a small percentage of all drug candidates that start clinical trials are eventually approved by the FDA for commercialization. After clinical trials are completed, the FDA has substantial discretion in the drug approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies. The approval process may also be delayed by changes in government regulation, future legislation or administrative action or changes in FDA policy that occur prior to or during our regulatory review. Delays in obtaining regulatory approvals may:

•	delay or prevent commercialization of, and our ability to derive product revenues from, our product candidates;

•	impose costly procedures on us;

•	reduce the potential prices we may be able to charge for our product candidates, assuming they are approved for sale; and

•	diminish any competitive advantages that we may otherwise enjoy.

Even if we comply with all FDA requests, the FDA may ultimately reject one or more of our NDAs. We cannot be sure that we will ever obtain regulatory approval for any of our product candidates. Additionally, a change in applicable law or regulation, or the interpretation thereof, may result in material modification or withdrawal of prior FDA approvals.

Failure to obtain FDA approval of any of our product candidates will severely undermine our business by reducing our number of saleable products and, therefore, corresponding product revenues. If we do not complete clinical trials and obtain regulatory approval for a product candidate, we will not be able to recover any of the substantial costs invested by us in the development of the product candidate.

In foreign jurisdictions, we must receive approval from the appropriate regulatory authorities before we can commercialize our drugs. Foreign regulatory approval processes generally include all of the risks associated with the FDA approval procedures described above. We cannot assure you that we will receive the approvals necessary to commercialize any of our product candidates for sale outside the United States.

Our competitive position may be harmed if a competitor obtains orphan drug designation and approval for the treatment of ALL for a clinically superior drug.

Orphan drug designation is an important element of our competitive strategy because the latest of our licensors’ patents for Marqibo expires in November 2021. In 2007, the FDA granted orphan drug designation for the use of Marqibo in treating adult ALL and adult metastatic uveal melanoma. The company that obtains the first FDA approval for a designated orphan drug for a rare disease generally receives marketing exclusivity for use of that drug for the designated condition for a period of seven years. However, even though we obtained orphan drug status for Marqibo in the treatments noted, the FDA may permit other companies to market a drug for the same designated and approved condition during our period of orphan drug exclusivity if it can be demonstrated that the drug is clinically superior to our drug. This could create a more competitive market for us.

Even if we obtain regulatory approvals for our products, the terms of approvals and ongoing monitoring and regulation of our products may limit how we manufacture and market our products, which could materially impair our ability to generate revenue.

Even if regulatory approval is granted in the United States or in a foreign country, the approved product and its manufacturer, as well as others involved in the manufacturing and packaging process, remain subject to continual regulatory review and monitoring. Any regulatory approval that we receive for a product candidate may be subject to limitations on the indicated uses for which the product may be marketed, or include requirements for potentially costly post-approval clinical trials. In addition, if the FDA and/or foreign regulatory agencies approve any of our product candidates, the labeling, packaging, storage, advertising, promotion, recordkeeping and submission of safety and other post-marketing information on the product will be subject to extensive regulatory requirements that may change over time. We and the manufacturers of our products, our suppliers and our manufacturers’ suppliers, and many aspects of the packaging are also required to comply with current good manufacturing practice regulations, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation. Further, regulatory agencies must approve these manufacturing facilities before they can be used to manufacture our products or their ingredients or certain packaging materials, and these facilities are subject to ongoing regulatory inspection. Discovery of problems with a product or manufacturer may result in restrictions or sanctions with respect to the product, manufacturer and relevant manufacturing facility, including withdrawal of the product from the market. If we fail to comply with the regulatory requirements of the FDA and other applicable foreign regulatory authorities, or if problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing process;

•	warning letters or untitled letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production and/or sale; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.

In order to market any products outside of the United States, we must establish and comply with the numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others.

Because we are dependent on clinical research institutions and other contractors for clinical testing and for research and development activities, the timing and results of our clinical trials and such research activities are, to a certain extent, beyond our control.

       We depend upon independent investigators and collaborators, such as universities and medical institutions, to conduct our clinical trials under agreements with us. These parties are not our employees and we cannot control the amount or timing of resources that they devote to our programs. These investigators may not assign as great a priority to our programs or pursue them as diligently as we would if we were undertaking such programs ourselves. If outside collaborators fail to devote sufficient time and resources to our drug-development programs, or if their performance is substandard, the approval of our FDA applications, if any, and our introduction of new drugs, if any, will be delayed. These collaborators may also have relationships with other commercial entities, some of whom may compete with us. If our collaborators assist our competitors at our expense, our competitive position would be harmed.

Our reliance on third parties to formulate and manufacture our product candidates exposes us to a number of risks that may delay the development, regulatory approval and commercialization of our products or result in higher product costs.

We have no experience in drug formulation or manufacturing and do not intend to establish our own manufacturing facilities. We lack the resources and expertise to formulate or manufacture our own product candidates. We contract with one or more manufacturers to manufacture, supply, store and distribute drug supplies for our clinical trials. If any of our product candidates receive FDA approval, we will rely on one or more third-party contractors to manufacture our drugs. Our anticipated future reliance on a limited number of third-party manufacturers exposes us to the following risks:

•
In connection with the manufacture of our Marqibo product candidate, we are dependent on a single source for many of the materials involved in its manufacture.  To the extent there are any technical, regulatory, labor, capacity or other issues affecting such suppliers, our ability to manufacture adequate supplies of Marqibo may be severely and adversely affected.

•
Some of our other product candidates, including Marqibo, require complex materials to make saleable goods.  As a result, our suppliers may have difficulty consistently meeting the applicable specifications for our product candidates, which could cause disruptions in our ability to produce an adequate supply of our drug products.

•
We may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must approve any replacement contractor. This approval would require new testing and compliance inspections. In addition, a new manufacturer would have to be educated in, or develop substantially equivalent processes for, production of our products after receipt of FDA approval, if any.

•	Our third-party manufacturers might be unable to formulate and manufacture our drugs in the volume and of the quality required to meet our clinical and/or commercial needs, if any.

•
Our future contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store and distribute our products.

•
Drug manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with good manufacturing practice and other government regulations and corresponding foreign standards. We do not have control over third-party manufacturers’ compliance with these regulations and standards, but we will be ultimately responsible for any of their failures.

•
If any third-party manufacturer makes improvements in the manufacturing process for our products, we may not own, or may have to share, the intellectual property rights to the innovation. This may prohibit us from seeking alternative or additional manufacturers for our products.

•	Regulatory authorities outside the United States may request an independent body conduct compliance audits of our manufacturers. There can be no assurance of successful outcomes of these audits.

Each of these risks could delay our clinical trials, the approval, if any, of our product candidates by the FDA, or the commercialization of our product candidates or result in higher costs or deprive us of potential product revenues.

Risks Related to Our Ability to Commercialize Our Product Candidates

Our success depends substantially on our most advanced product candidate, Marqibo, which is still under development and requires further regulatory approvals. If we are unable to obtain regulatory approval of and commercialize Marqibo alone or with a strategic partner, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be significantly diminished.

In September 2011, based on the results of the rALLy study, the FDA accepted our NDA for filing under Subpart H – Accelerated Approval for New Drugs for Serious or Life Threatening Illnesses, and informed us that the action date for our NDA, commonly referred to as a PDUFA date, is May 13, 2012, reflecting a standard 10-month review timeline.  We are also currently open for enrolling patients in U.S. sites of our Phase 3 confirmatory study of Marqibo, named HALLMARQ, in the treatment of patients 60 years of age or older with newly diagnosed ALL. A significant portion of our time and financial resources for at least the next twelve months will be used in the development of our Marqibo program. We anticipate that our ability to generate revenues in the near term will depend solely on the successful development, regulatory approval and commercialization of Marqibo or our ability to enter into a partnership or licensing agreement wherein we receive cash payments.  As previously noted, the FDA has substantial discretion in the drug approval process and may require us to conduct additional preclinical and clinical testing or to perform post-marketing studies. In that case, if the time period required to obtain FDA approval of Marqibo extends beyond mid-2012, then we will need to obtain significant additional capital before we obtain FDA approval for an NDA in Marqibo.  See “— Risks Related to Our Business —We need to raise additional capital to fund our planned operations beyond mid-2012….,” above.

All of our other product candidates are in early stages of development. Any of our product candidates could be unsuccessful if they:

•	do not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise do not meet applicable regulatory standards for approval;

•	do not offer therapeutic or other improvements over existing or future therapies used to treat the same conditions;

•	are not capable of being produced in commercial quantities at acceptable costs or pursuant to applicable rules and regulations; or

•	are not accepted in the medical community and by third-party payors.

If we are unable to commercialize our product candidates, we will not generate product revenues. The results of our clinical trials to date do not guarantee that acceptable efficacy or safety will be shown.

If we are unable either to create sales, marketing and distribution capabilities or enter into agreements with third parties to perform these functions, we will be unable to commercialize our product candidates successfully.

We currently have no sales, marketing or distribution capabilities nor do we currently have funds sufficient to develop these capabilities. To commercialize our product candidates, including Marqibo, we must either develop internal sales, marketing and distribution capabilities, which will be expensive and time consuming, or make arrangements with third parties to perform these services. If we decide to market any of our products directly, we must commit financial and managerial resources to develop marketing capabilities and a sales force with technical expertise and with supporting distribution capabilities. Other factors that may inhibit our efforts to commercialize our product candidates, if approved, directly and without strategic partners include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would harm our business. If we rely on pharmaceutical or biotechnology companies with established distribution systems to market our products, we will need to establish and maintain partnership arrangements, and we may not be able to enter into these arrangements on acceptable terms or at all. To the extent that we enter into co-promotion or other arrangements, any revenues we receive will depend upon the efforts of third parties which may not be successful and which may only be partially within our control. Our product revenues would likely be lower than if we marketed and sold our products directly.

 The terms of our license agreements relating to intellectual property ownership rights may make it more difficult for us to establish collaborations for the development and commercialization of our product candidates.

The terms of our license agreements obligate us to include intellectual property assignment provisions in any sublicenses or collaboration agreements that may be unacceptable to our potential sublicensees and partners. These terms may impede our ability to enter into partnerships for some of our existing product candidates. Under our license agreement with Tekmira, Tekmira will be the owner of patents and patent applications claiming priority to certain patents licensed to us, and we not only have an obligation to assign to Tekmira our rights to inventions covered by such patents or patent applications, but also, when negotiating any joint venture, collaborative research, development, commercialization or other agreement with a third party, to require such third party to do the same. Our license agreement with Elan relating to Marqibo, provides that Elan will own all improvements to the licensed patents or licensed know-how made by us or any of our sublicensees. Potential collaboration and commercialization partners for these product candidates may not agree to such intellectual property ownership requirements and therefore not elect to partner with us for these product candidates.

If physicians and patients do not accept and use our product candidates, our ability to generate revenue from sales of our products will be materially impaired.

Even if the FDA approves Marqibo or any of our product candidates, if physicians and patients do not accept and use them, our business will be adversely affected. Acceptance and use of our products will depend upon a number of factors including:

•	perceptions by members of the health care community, including physicians, about the safety and effectiveness of our drugs;

•	pharmacological benefit and cost-effectiveness of our products relative to competing products;

•	availability of reimbursement for our products from government or other healthcare payors;

•	effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any; and

•	the price at which we sell our products.

We are subject to uncertainty relating to reimbursement policies which, if not favorable for Marqibo or our other product candidates, could hinder or prevent their commercial success.

Our ability to commercialize Marqibo or our earlier-stage product candidates successfully will depend in part on the coverage and reimbursement levels set by governmental authorities, private health insurers and other third-party payors. As a threshold for coverage and reimbursement, third-party payors generally require that drug products have been approved for marketing by the FDA. Third-party payors also are increasingly challenging the effectiveness of and prices charged for medical products and services. We may not obtain adequate third-party coverage or reimbursement for Marqibo or our other product candidates or we may be required to sell them at a discount.

If approved by the FDA, we expect that private insurers will consider the efficacy, cost effectiveness and safety of Marqibo in determining whether to approve reimbursement for Marqibo and at what level. Obtaining these approvals can be a time consuming and expensive process. Our business would be materially adversely affected if we do not receive approval for reimbursement of Marqibo from private insurers on a timely or satisfactory basis. Our business could also be adversely affected if private insurers, including managed care organizations, the Medicare program or other reimbursing bodies or payors limit the indications for which Marqibo will be reimbursed to a smaller set than we believe it is effective in treating.

In some foreign countries, particularly Canada and the countries of Europe, the pricing of prescription pharmaceuticals is subject to strict governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval and product launch. To obtain favorable reimbursement for the indications sought or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our products, including Marqibo, to other available therapies. If reimbursement for our products is unavailable in any country in which reimbursement is sought, limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.

We expect to experience pricing pressures in connection with the sale of Marqibo and our future products due to the potential healthcare reforms discussed below, as well as the trend toward programs aimed at reducing health care costs, the increasing influence of health maintenance organizations and additional legislative proposals.

If we cannot compete successfully for market share against other drug companies, we may not achieve sufficient product revenues and our business will suffer.

The market for our product candidates is characterized by intense competition and rapid technological advances. If our product candidates receive FDA approval, they will compete with a number of existing and future drugs and therapies developed, manufactured and marketed by others. If approved, Marqibo will compete with unencapsulated vincristine, which is generic, other cytotoxic agents such as antimetabolites, alkylating agents, cytotoxic antibiotics, vinca alkyloids, platinum compounds and taxanes, and other cytotoxic agents that use different encapsulation technologies. These or other future competing products and product candidates may provide greater therapeutic convenience or clinical or other benefits for a specific indication than our products, or may offer comparable performance at a lower cost. If our products fail to capture and maintain market share, we may not achieve sufficient product revenues and our business will suffer.

We will compete against fully integrated pharmaceutical companies and smaller companies that are collaborating with larger pharmaceutical companies, academic institutions, government agencies and other public and private research organizations. In addition, many of these competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in:

•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing and selling drugs.

Developments by competitors may render our products or technologies obsolete or non-competitive.

Alternative technologies are being developed to treat cancer and immunological disease, several of which are in advanced clinical trials. In addition, companies pursuing different but related fields represent substantial competition. Many of these organizations have substantially greater capital resources, larger research and development staffs and facilities, longer drug development history in obtaining regulatory approvals and greater manufacturing and marketing capabilities than we do. These organizations also compete with us to attract qualified personnel, parties for acquisitions, joint ventures or other collaborations.

Healthcare reform measures could hinder or prevent the commercial success of Marqibo or our other product candidates.

The U.S. government and other governments have shown significant interest in pursuing healthcare reform, as evidenced by the enactment in 2010 of the Patient Protection and Affordable Healthcare Act. Such government-adopted reform measures may adversely impact the pricing of healthcare products and services in the U.S. or internationally and the amount of reimbursement available from governmental agencies or other third party payors. The continuing efforts of the U.S. and foreign governments, insurance companies, managed care organizations and other payors of health care services to contain or reduce health care costs may adversely affect our ability to set prices for our products which we believe are fair, and our ability to generate revenues and achieve and maintain profitability.

New laws, regulations and judicial decisions, or new interpretations of existing laws, regulations and decisions, that relate to healthcare availability, methods of delivery or payment for products and services, or sales, marketing or pricing, may limit our potential revenue, and we may need to revise our research and development programs. As a result of the recently-passed healthcare legislation in the U.S., as well as fiscal challenges faced by government health administration authorities, the pricing and reimbursement environment presumably will change in the future and become more challenging. In addition, in some foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the health care system in ways that could affect our ability to sell our products profitably. The recent U.S. legislation and these proposed reforms could result in reduced reimbursement rates for Marqibo and our other potential products, which would adversely affect our business strategy, operations and financial results.

In addition, the Medicare Prescription Drug Improvement and Modernization Act of 2003 reforms the way Medicare will cover and reimburse for pharmaceutical products. This legislation could decrease the coverage and price that we may receive for our products. Other third-party payors are increasingly challenging the prices charged for medical products and services. It will be time consuming and expensive for us to go through the process of seeking reimbursement from Medicare and private payors. Our products may not be considered cost-effective, and coverage and reimbursement may not be available or sufficient to allow us to sell our products on a profitable basis. Further federal and state proposals and health care reforms are likely which could limit the prices that can be charged for the product candidates that we develop and may further limit our commercial opportunity. Our results of operations could be materially adversely affected by the recent healthcare reforms, by the Medicare prescription drug coverage legislation, by the possible effect of such current or future legislation on amounts that private insurers will pay and by other health care reforms that may be enacted or adopted in the future.

In September 2007, the Food and Drug Administration Amendments Act of 2007 was enacted, giving the FDA enhanced post-marketing authority, including the authority to require post-marketing studies and clinical trials, labeling changes based on new safety information, and compliance with risk evaluations and mitigation strategies approved by the FDA. The FDA’s exercise of this authority could result in delays or increased costs during product development, clinical trials and regulatory review, increased costs to assure compliance with post-approval regulatory requirements, and potential restrictions on the sale and/or distribution of approved products.

Risks Related to Our Intellectual Property

If we fail to adequately protect or enforce our intellectual property rights or secure rights to patents of others, the value of our intellectual property rights would diminish.

Our success, competitive position and future revenues will depend in large part on our ability and the abilities of our licensors to obtain and maintain patent protection for our products, methods, processes and other technologies, to preserve our trade secrets, to prevent third parties from infringing on our proprietary rights and to operate without infringing the proprietary rights of third parties.

We have licensed and sublicensed from third parties rights to numerous issued patents and patent applications. To date, through our license agreements for Marqibo, Alocrest, Brakiva and Menadione Topical Lotion, we hold certain exclusive and co-owned patent rights, including rights under U.S. patents and U.S. patent applications. We also have patent rights to applications pending in several foreign jurisdictions. We have filed and anticipate filing additional patent applications both in the United States and internationally, as appropriate.

The rights to product candidates that we acquire from licensors or collaborators are protected by patents and proprietary rights owned by them, and we rely on the patent protection and rights established or acquired by them. We generally do not unilaterally control, or do not control at all, the prosecution of patent applications licensed from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we may exercise over internally developed intellectual property.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. Even if we are able to obtain patents, any patent may be challenged, invalidated, held unenforceable or circumvented. The existence of a patent will not necessarily protect us from competition. Competitors may successfully challenge our patents, produce similar drugs or products that do not infringe our patents or produce drugs in countries where we have not applied for patent protection or that do not respect our patents. Under our license agreements, we generally do not unilaterally control, or do not control at all, the enforcement of the licensed patents or the defense of third party suits of infringement or invalidity.

Furthermore, if we become involved in any patent litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be significantly diverted. As a result of such litigation or proceedings we could lose our proprietary position and be restricted or prevented from developing, manufacturing and selling the affected products, incur significant damage awards, including punitive damages, or be required to seek third-party licenses that may not be available on commercially acceptable terms, if at all.

The degree of future protection for our proprietary rights is uncertain in part because legal means afford only limited protection and may not adequately protect our rights, and we will not be able to ensure that:

•	we or our licensors or collaborators were the first to make the inventions described in patent applications;

•	we or our licensors or collaborators were the first to file patent applications for inventions;

•	others will not independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	any of our pending patent applications will result in issued patents;

•	any patents licensed or issued to us will provide a basis for commercially viable products or will provide us with any competitive advantages or will not be challenged by third parties;

•	we will ultimately be able to enforce our owned or licensed patent rights pertaining to our products;

•	any patents licensed or issued to us will not be challenged, invalidated, held unenforceable or circumvented;

•	we will develop or license proprietary technologies that are patentable; or

•	the patents of others will not have an adverse effect on our ability to do business.

Our success also depends upon the skills, knowledge and experience of our scientific and technical personnel, our consultants and advisors as well as our licensors and contractors. To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, we rely on trade secret protection and confidentiality agreements. To this end, we require all of our employees to enter into agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements may not provide adequate protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use or disclosure or the lawful development by others of such information. If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer.

Our license agreements relating to our product candidates may be terminated in the event we commit a material breach, the result of which would harm our business and future prospects.

In the event any of our license agreements relating to our product candidates are terminated, we could lose all of our rights to develop and commercialize the applicable product candidate covered by such license, which would harm our business and future prospects. Our rights to Menadione Topical Lotion are governed by a license agreement with Albert Einstein College of Medicine, or AECOM, which provides that AECOM may terminate the agreement, after providing us with notice and an opportunity to cure, for our material breach or default, or upon our bankruptcy.  Our rights to Marqibo, Alocrest and Brakiva are governed by a series of agreements which may be individually or collectively terminated, not only by Tekmira, but also by M.D. Anderson Cancer Center or University of British Columbia under the underlying agreements governing the license or assignment of technology to Tekmira. Tekmira may terminate these agreements for our uncured material breach, for our involvement in a bankruptcy, for our assertion or intention to assert any invalidity challenge on any of the patents licensed to us for these products or for our failure to meet our development or commercialization obligations, including the obligations of continuing to sell each product in all major market countries after its launch. In the event that these agreements are terminated, not only will we lose all rights to these products, we will also have the obligation to transfer all of our data, materials, regulatory filings and all other documentation to our licensor, and our licensor may on its own exploit these products without any compensation to us, regardless of the progress or amount of investment we have made in the products.

Third party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.

In order to protect or enforce patent rights, we may initiate patent litigation against third parties. Similarly, we may be sued by others. We also may become subject to proceedings conducted in the U.S. Patent and Trademark Office, including interference proceedings to determine the priority of inventions, or reexamination proceedings. In addition, any foreign patents that are granted may become subject to opposition, nullity, or revocation proceedings in foreign jurisdictions having such proceedings opposed by third parties in foreign jurisdictions having opposition proceedings. The defense and prosecution, if necessary, of intellectual property actions are costly and divert technical and management personnel from their normal responsibilities.

No patent can protect its holder from a claim of infringement of another patent. Therefore, our patent position cannot and does not provide any assurance that the commercialization of our products would not infringe the patent rights of another. While we know of no actual or threatened claim of infringement that would be material to us, there can be no assurance that such a claim will not be asserted.

If such a claim is asserted, there can be no assurance that the resolution of the claim would permit us to continue marketing the relevant product on commercially reasonable terms, if at all. We may not have sufficient resources to bring these actions to a successful conclusion. If we do not successfully defend any infringement actions to which we become a party or are unable to have infringed patents declared invalid or unenforceable, we may have to pay substantial monetary damages, which can be tripled if the infringement is deemed willful, or be required to discontinue or significantly delay commercialization and development of the affected products.

Any legal action against us or our collaborators claiming damages and seeking to enjoin developmental or marketing activities relating to affected products could, in addition to subjecting us to potential liability for damages, require us or our collaborators to obtain licenses to continue to develop, manufacture or market the affected products. Such a license may not be available to us on commercially reasonable terms, if at all.

An adverse determination in a proceeding involving our owned or licensed intellectual property may allow entry of generic substitutes for our products.

Risks Related to Our Common Stock

Our stock price has, and we expect it to continue to, fluctuate significantly, and the value of your investment may decline.

From January 1, 2010 to April 19, 2012, the market price of our common stock has ranged from a high of $1.65 per share to a low of $0.30 per share (as adjusted to give effect to our 1-for-4 reverse stock split in September 2010). The volatile price of our stock makes it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. You might not be able to sell your shares of common stock at or above the offering price due to fluctuations in the market price of the common stock arising from changes in our operating performance or prospects. In addition, the stock markets in general, and the markets for biotechnology and biopharmaceutical companies in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. A variety of factors may affect our operating performance and cause the market price of our common stock to fluctuate. These include, but are not limited to:

•
announcements by us or our competitors of regulatory developments, clinical trial results, clinical trial enrollment, regulatory filings, product development updates, new products and product launches, significant acquisitions, strategic partnerships or joint ventures;

•	any intellectual property infringement, product liability or any other litigation involving us;

•	developments or disputes concerning patents or other proprietary rights;

•	regulatory developments in the United States and foreign countries;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	economic or other crises and other external factors;

•	actual or anticipated period-to-period fluctuations in our results of operations;

•	departure of any of our key management personnel; or

•	sales of our common stock.

These and other factors may cause the market price and demand of our common stock to fluctuate substantially, which may limit investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity or value of our common stock.

There may be issuances of shares of blank check preferred stock in the future.

Our certificate of incorporation authorizes the issuance of up to 10,000,000 shares of preferred stock, of which we have designated 412,562 shares as Series A-1 Convertible Preferred Stock, which we sometimes refer to herein as Series A-1 Preferred, 140,000 shares as Series A-2 Convertible Preferred Stock, which we sometimes refer to herein as Series A-2 Preferred, and 600,000 shares as Series A-3 Convertible Preferred Stock, which we sometimes refer to herein as Series A-3 Preferred.  We currently have 412,562 shares of Series A-1 Preferred outstanding, 123,578 shares of Series A-2 Preferred outstanding, and no shares of Series A-3 Preferred outstanding.  Beyond our Series A-1 Preferred, Series A-2 Preferred, and Series A-3 Preferred, our board of directors will have the authority to fix and determine the relative rights and preferences of our preferred shares, as well as the authority to issue such shares, without approval of our common stockholders.  As a result, our board of directors could authorize the issuance of a series of preferred stock that is senior to our common stock and that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends, additional registration rights, anti-dilution protection, the right to the redemption to such shares, together with other rights, none of which will be afforded holders of our common stock.

Because our common stock is primarily traded on the OTC Bulletin Board, the volume of shares traded and the prices at which such shares trade may result in lower prices than might otherwise exist if our common stock was traded on a national securities exchange.

We were delisted from the Nasdaq Capital Market in September 2009 and trading in our common stock has since been conducted on the OTC Bulletin Board.  Stocks traded on the OTC Bulletin Board are often less liquid than stocks traded on national securities exchanges, not only in terms of the number of shares that can be bought and sold at a given price, but also in terms of delays in the timing of transactions and reduced coverage of us by security analysts and the media. This may result in lower prices for our common stock than might otherwise be obtained if our common stock were traded on a national securities exchange, and could also result in a larger spread between the bid and asked prices for our common stock.

If our results do not meet analysts’ forecasts and expectations, our stock price could decline.

Currently, we do not believe there are any securities analysts who cover us or our common stock. The lack of analyst coverage of our business and operations may decrease the public demand for our common stock, making it more difficult for you to resell your shares when you deem appropriate.  To the extent we obtain an analyst following in the future, such analysts may provide valuations regarding our stock price and make recommendations whether to buy, hold or sell our stock. Our stock price may be dependent upon such valuations and recommendations. Analysts’ valuations and recommendations are based primarily on our reported results and their forecasts and expectations concerning our future results regarding, for example, expenses, revenues, clinical trials, regulatory marketing approvals and competition. Our future results are subject to substantial uncertainty, and we may fail to meet or exceed analysts’ forecasts and expectations as a result of a number of factors, including those discussed elsewhere in this “Risk Factors” section. If our results do not meet analysts’ forecasts and expectations, our stock price could decline as a result of analysts lowering their valuations and recommendations or otherwise.

We are at risk of securities class action litigation.

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology companies have experienced greater than average stock price volatility in recent years. If we faced such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Our common stock is considered a “penny stock.”

The SEC has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. Because the market price of our common stock is currently less than $5.00 per share, and none of the specific exemptions are applicable, our common stock is considered a “penny stock” according to SEC rules. This designation requires any broker or dealer selling our common stock to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase our common stock. These rules may restrict the ability of brokers or dealers to sell shares of our common stock.

Because we do not expect to pay dividends, you will not realize any income from an investment in our common stock unless and until you sell your shares at profit.

We have never paid dividends on our common stock and do not anticipate paying any dividends for the foreseeable future. You should not rely on an investment in our stock if you require dividend income. Further, you will only realize income on an investment in our shares in the event you sell or otherwise dispose of your shares at a price higher than the price you paid for your shares. Such a gain would result only from an increase in the market price of our common stock, which is uncertain and unpredictable.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements contained in this prospectus about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These forward-looking statements include, but are not limited to, statements about:

•	the development of our drug candidates, including when we expect to undertake, initiate and complete clinical trials of our product candidates;

•	our ability to secure funding for our planned future operations;

•	our ability to obtain regulatory approval of our drug candidates;

•	our use of clinical research centers and other contractors;

•	our ability to find collaborative partners for research, development and commercialization of potential products;

•	acceptance of our products by doctors, patients or payors and the availability of reimbursement for our product candidates;

•	our ability to market any of our products;

•	our history of operating losses;

•	our ability to secure adequate protection for our intellectual property;

•	our ability to compete against other companies and research institutions;

•	the effect of potential strategic transactions on our business;

•	our ability to attract and retain key personnel;

•	the volatility of our stock price; and

•	other risks and uncertainties detailed in “Risk Factors” in this prospectus.

       These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe” “intend” and similar words or phrases.  Readers of this prospectus are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. These forward-looking statements are based largely on our expectations and projections about future events and future trends affecting our business, and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. These forward-looking statements involve risks and uncertainties, including the risks discussed under “Risk Factors,” that could cause our actual results to differ materially from those in the forward-looking statements. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements, whether resulting from new information, future events or otherwise. The risks discussed in this prospectus should be considered in evaluating our prospects and future financial performance.

In addition, past financial or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition.

USE OF PROCEEDS

We will receive none of the proceeds from the sale of the shares by the selling stockholders.  Certain of the shares offered hereby are issuable upon the exercise of outstanding warrants.  Upon exercise of such warrants we will receive the applicable exercise price paid by the holders of the warrants.

SELLING STOCKHOLDERS

This prospectus covers the resale by the selling stockholders identified below of 4,063,146 shares of common stock, as follows:

•	1,603,852 shares issuable upon the exercise of warrants issued in our October 2009 private placement;
•
2,404,946 shares purchased in open market transactions prior to October 2007 and in our October 2009 private placement by Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited; and

•	54,348 shares issuable upon exercise of a warrant, at an exercise price of $0.92 per share, that we issued to a financial advisor in 2010 for services rendered.

The following table sets forth the number of shares of our common stock beneficially owned by the selling stockholders as of April 19, 2012 and after giving effect to this offering, except as otherwise referenced below.

Selling Stockholder	Shares beneficially owned before offering (1)	Number of outstanding shares offered by selling stockholder	Number of shares offered by selling stockholder upon exercise of warrants	Percentage beneficial ownership after offering(2)

Antecip Capital LLC (3)	33,333	-	33,333	-
BAM Opportunity Fund SPV, LLC (4)	50,000	-	50,000	-
Brian Wornow	25,000	-	25,000	-
Caduceus Capital II, L.P. (5)	212,500	-	212,500	-
Caduceus Capital Master Fund Limited (5)	315,000	-	315,000	-
Deerfield Private Design Fund, L.P. (6)	5,469,703	631,355	116,172	16.7
Deerfield Private Design International, L.P. (6)	8,740,269	1,017,110	187,149	24.3
Deerfield Special Situations Fund International Limited (6)	2,130,323	495,963	39,249	6.3
Deerfield Special Situations Fund, L.P. (6)	1,151,810	260,518	21,414	3.6
OTA LLC (7)	21,000	-	21,000	-
Quogue Capital LLC (8)	191,059	-	191,059	-
Straus Healthcare Partners, L.P. (9)	19,337	-	19,337	-
Straus Partners, L.P. (9)	30,897	-	30,897	-
Straus-GEPT Partners, L.P. (9)	20,598	-	20,598	-
Summer Street Life Sciences Hedge Fund Investors LLC (5)	108,644	-	108,644	-
UBS Eucalyptus Fund, L.L.C. (5)	212,500	-	212,500	-
Roth Capital Partners, LLC (10)	237,274	-	54,348	*

TOTAL		2,404,946	1,658,200
____________
* denotes less than 1%

(1)
Based on 21,873,938 shares of common stock outstanding as of April 19, 2012. Beneficial ownership is determined in accordance with Rule 13d-3 under the Securities Act, and includes any shares as to which the stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days of the date hereof, whether through the exercise or conversion of any stock option, convertible security, warrant or other right. The indication herein that shares are beneficially owned is not an admission on the part of the stockholder that it is a direct or indirect beneficial owner of those shares.

(2)	Post-offering percentage ownership calculations assume the issuance of all shares offered hereby that are issuable upon the exercise of warrants.

(3)	Herriot Tabuteau, managing member of the selling stockholder, holds voting and/or dispositive power over the shares held by the selling stockholder.

(4)
BAM Management, LLC is manager of the selling stockholder.  Ross Berman and Hal Mintz are the managing members of BAM Management, LLC.  As such, each of BAM Management, LLC and Messrs. Berman and Mintz have the power to vote and otherwise direct the disposition of investments held by the selling stockholder and thereby may be deemed beneficial owners.  Each of the foregoing disclaims beneficial ownership except to the extent of his/its pecuniary interest.

(5)
OrbiMed Advisors LLC is the investment advisor to Caduceus Capital II, L.P., and UBS Eucalyptus Fund, L.L.C.  OrbiMed Capital LLC is the investment advisor to Caduceus Capital Master Fund Limited and Summer Street Life Sciences Hedge Fund Investors LLC.  Samuel D. Isaly, managing member of OrbiMed Advisors LLC and OrbiMed Capital LLC, holds voting and/or dispositive power over the shares held by the selling stockholders.  Beneficial ownership information is based on information known to the Company and a Schedule 13 G/A filed with the SEC on February 14, 2012, by OrbiMed Advisors LLC, OrbiMed Capital LLC, and Mr. Isaly.

(6)
Beneficial ownership includes (i) 631,355 shares of our common stock currently outstanding, 2,064,977 and 2,666,463 shares of our common stock issuable as of April 19, 2012 upon conversion of Series A-1 Preferred and Series A-2 Preferred, respectively, and warrants to purchase 116,172 shares of our common stock held by Deerfield Private Design Fund, L.P.; (ii) 1,017,110 shares of our common stock currently outstanding, 3,255,225 and 4,295,570 shares of our common stock issuable as of April 19, 2012 upon conversion of Series A-1 Preferred and Series A-2 Preferred, respectively, and warrants to purchase 187,149 shares of our common stock held by Deerfield Private Design International, L.P.; (iii) 495,963 shares of our common stock currently outstanding, 697,525 and 900,716 shares of our common stock issuable as of April 19, 2012 upon conversion of Series A-1 Preferred and Series A-2 Preferred, respectively, and warrants to purchase 39,249 shares of our common stock held by Deerfield Special Situations Fund International Limited; and (iv) 260,518 shares of our common stock currently outstanding, 380,439 and 491,144 shares of our common stock issuable as of April 19, 2012 upon conversion of Series A-1 Preferred and Series A-2 Preferred, respectively, and warrants to purchase 21,414 shares of our common stock held by Deerfield Special Situations Fund, L.P. Deerfield Capital, L.P. is the general partner of Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., and Deerfield Special Situations Fund, L.P.  Deerfield Management Company, L.P. is the investment manager of Deerfield Special Situations Fund International Limited. James E. Flynn, the sole member of the general partner of each of Deerfield Capital, L.P. and Deerfield Management Company, L.P., holds voting and dispositive power over the shares held by Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund International Limited and Deerfield Special Situations Fund, L.P. (collectively, “Deerfield”).  Beneficial ownership information is based on information known to the Company and a Schedule 13D/A filed with the SEC on March 16, 2012, and a Form 4 filed with the SEC on March 23, 2012, by Deerfield and Mr. Flynn.

(7)	Ira Leventhal is Chief Executive Officer of the selling stockholder.

(8)	Wayne Rothbaum, president of the selling stockholder, holds voting and/or dispositive power over the shares held by the selling stockholder.

(9)	Ravinder Holder, general partner of each of the selling stockholders, holds voting and/or dispositive power over the shares held by the selling stockholders.

(10)
Roth Capital Partners, LLC is a registered broker-dealer. The shares offered by Roth Capital Partners, LLC are issuable upon the exercise of warrants received as compensation for financial advisory services rendered to the Company in 2010.  Beneficial ownership also includes 182,926 shares of our common stock issuable upon exercise of warrants received for financial advisory services rendered to the Company in 2011.

PLAN OF DISTRIBUTION

We are registering the shares offered by this prospectus on behalf of the selling stockholders. The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. To the extent any of the selling stockholders gift, pledge or otherwise transfer the shares offered hereby, such transferees may offer and sell the shares from time to time under this prospectus, provided that this prospectus has been amended under Rule 424(b)(3) or other applicable provision of the Securities Act to include the name of such transferee in the list of selling stockholders under this prospectus.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders might be, and any broker-dealers that act in connection with the sale of securities will be, deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, and any commissions received by such broker-dealers and any profit on the resale of the securities sold by them while acting as principals will be deemed to be underwriting discounts or commissions under the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.  The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act.

We have agreed with the selling stockholders to keep the registration statement that includes this prospectus effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144 of the Securities Act.  We have agreed to pay all expenses in connection with this offering, but not including underwriting discounts, concessions, commissions or fees of the selling stockholders or any fees and expenses of counsel or other advisors to the selling stockholders.

Shares Eligible For Future Sale

Upon completion of this offering and assuming the issuance of all of the shares covered by this prospectus that are issuable upon the exercise of warrants, there will be 23,532,138 shares of our common stock issued and outstanding. The shares purchased in this offering will be freely tradable without registration or other restriction under the Securities Act.  Following the date of this prospectus, we cannot predict the effect, if any, that sales of our common stock or the availability of our common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales by existing stockholders of substantial amounts of our common stock could adversely affect prevailing market prices for our stock.

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation authorizes us to issue 610,000,000 shares of capital stock, par value $0.001 per share, comprised of 600,000,000 shares of common stock and 10,000,000 shares of preferred stock.  Of such authorized preferred stock, our board of directors has designated 412,562 shares as Series A-1 Preferred, and 140,000 shares as Series A-2 Preferred, and 600,000 shares as Series A-3 Preferred, which we collectively refer to as the Series A Preferred.

Our board of directors has the authority to issue the authorized but unissued shares of our common stock without action by our stockholders. The issuance of such shares would reduce the percentage ownership held by current stockholders.  In addition, subject to the rights and approval of the holders of our Series A-1 Preferred and Series A-2 Preferred, our board of directors may also issue up to 10,000,000 shares of preferred stock, of which we currently have 412,562 shares of Series A-1 Preferred outstanding and 123,578 shares of Series A-2 Preferred outstanding.  Our board of directors has the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further stockholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that is senior to the common stock and that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends, additional registration rights, anti-dilution protection, the right to the redemption to such shares, together with other rights, none of which will be afforded holders of our common stock. See “Risk Factors – Risks Related to Our Securities – There may be issuances of shares of blank check preferred stock in the future.”

As of April 19, 2012, we have issued and outstanding approximately:

•	21,873,938 shares of our common stock;

•	412,562 shares of our Series A-1 Convertible Preferred, which are convertible into an aggregate of 64,625,762 shares of our common stock as of April 19, 2012;

•	123,578 shares of our Series A-2 Convertible Preferred, which are convertible into an aggregate of 42,184,744 shares of our common stock as of April 19, 2012;

•	options to purchase 9,205,800 shares of our common stock at exercise prices ranging from $0.284 to $28.20 per share; and

•	warrants to purchase 1,966,780 shares of our common stock at exercise prices ranging from $0.04 to $1.20 per share.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Upon our liquidation, dissolution or winding down, holders of our common stock will be entitled to share ratably in all of our assets that are legally available for distribution, after payment of all debts and other liabilities. The holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Holders of our common stock are entitled to receive such dividends, as the board of directors may from time to time declare out of funds legally available for the payment of dividends. We seek growth and expansion of our business through the reinvestment of profits, if any, and do not anticipate that we will pay dividends in the foreseeable future.

Series A Preferred

June 2010 Investment Agreement

On June 7, 2010, we entered into an Investment Agreement, which we refer to herein as the 2010 Investment Agreement, with Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P., which we collectively refer to as the Warburg Pincus Purchasers, and Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund, L.P., and Deerfield Special Situations Fund International Limited, which we collectively refer to as the Deerfield Purchasers and, together with the Warburg Pincus Purchasers, the Purchasers.  Pursuant to the terms of the agreement, on June 7, 2010, we issued and sold to the Purchasers an aggregate of 400,000 shares of Series A-1 Preferred at a per share purchase price of $100 for an aggregate purchase price of $40,000,000. The 2010 Investment Agreement also provided that the Purchasers had the right, but not the obligation, to make additional purchases of shares of our preferred stock; however, such rights were eliminated pursuant to an amendment to the 2010 Investment Agreement that we entered into with the Purchasers in connection with our entry into a second Investment Agreement dated January 9, 2012, which we refer to herein as the 2012 Investment Agreement, the terms of which are discussed below under the caption “– January 2012 Investment Agreement.”

From June 7, 2010 until September 10, 2010, the stated value of the Series A-1 Preferred accreted at an initial rate of 12% per annum.  On September 10, 2010, we and the Purchasers conducted a second closing under the terms of the 2010 Investment Agreement pursuant to which we issued an additional 12,562 shares of Series A-1 Preferred in satisfaction of the accretion that had accrued on the original 400,000 shares since June 7, 2010.  A summary of the rights, terms and privileges of the Series A-1 Preferred is set forth below under the caption “– Terms of Series A-1 Preferred.”

 The 2010 Investment Agreement also provides that the Purchasers, subject to certain exceptions, may not transfer shares of Series A-1 Preferred and Series A-2 Preferred, and the shares of common stock into which such preferred shares are convertible, for a period of one year from the applicable closing date with respect to such shares of preferred stock.  The Purchasers will also have the right to participate in future offerings of our securities until June 2015.

Pursuant to the 2010 Investment Agreement, we agreed to increase the size of our Board of Directors to nine members and to appoint up to five individuals to be designated by the Warburg Pincus Purchasers. As a result, effective upon the initial closing under the 2010 Investment Agreement, Michael Weiser and Linda E. Wiesinger resigned from our Board, and Jonathan Leff, Nishan de Silva and Andrew Ferrer, all designated by the Warburg Pincus Purchasers, were appointed to serve as directors.  Subsequently, in July 2010, we appointed Robert J. Spiegel, who was also designated by the Warburg Pincus Purchasers, to serve as a director.  In December 2011, Mr. de Silva resigned from the Board and was replaced as a director by Cecilia Gonzalo, who was also designated by the Warburg Pincus Purchasers.  In April 2012, Mr. Ferrer resigned from the Board and was replaced as a director by Howard H. Pien, who was also designated by the Warburg Pincus Purchasers.  Following the resignation of Mr. Ferrer and the appointment of Mr. Pien, the Warburg Pincus Purchasers continue to have the right to designate one additional person for appointment to our Board.

January 2012 Investment Agreement

On January 9, 2012, we and the Purchasers entered into the 2012 Investment Agreement.   Pursuant to the terms of the agreement, on January 9, 2012, we issued and sold to the Purchasers an aggregate of 110,000 shares of Series A-2 Preferred at a per share purchase price of $100 for an aggregate purchase price of $11,000,000.  The 2012 Investment Agreement also provides that, from the date of the agreement until the first anniversary of our receipt of marketing approval from the FDA for any of our product candidates, the Warburg Pincus Purchasers may elect to purchase, and the Deerfield Purchasers may elect to participate in the purchase of, up to 600,000 shares of Series A-3 Preferred at a purchase price of $100 per share for an aggregate purchase price of $60,000,000 (in tranches of at least $5,000,000).  In the event of a change of control, as such term is defined in the 2012 Investment Agreement, that occurs prior to the issuance of the maximum number of shares of Series A-3 Preferred that are issuable under the agreement, the 2012 Investment Agreement provides that the Purchasers may elect to receive an amount equal to the excess of the fair market value of the unissued shares of Series A-3 Preferred over the aggregate purchase price of such shares, as if the Purchasers had purchased such shares of Series A-3 Preferred immediately prior to such change of control.

Pursuant to the 2012 Investment Agreement, we agreed to appoint to our Board one person designated by the Deerfield Purchasers, who will initially be Howard P. Furst, a current Board member.  The right of the Deerfield Purchasers to such designation shall terminate on the earlier of the date the Deerfield Purchasers’ beneficial ownership of our common stock decreases to less than 10% or the date on which the Deerfield Purchasers fail to participate at their pro rata share (10%) in a future investment under the 2012 Investment Agreement, provided that in no event shall such date be earlier than September 30, 2012.

Amendment to Deerfield Facility Agreement

As described below under the caption “Transactions with Related Persons, Promoters and Certain Control Persons,” we and the Deerfield Purchasers had previously entered into a Facility Agreement dated October 30, 2007, as amended on June 7, 2010, pursuant to which we have borrowed from the Deerfield Purchasers an aggregate of $27.5 million, all of which is currently outstanding.  In connection with the entry into the 2012 Investment Agreement, on January 9, 2012, we and the Deerfield Purchasers entered into a Second Amendment to Facility Agreement pursuant to which, among other things, we agreed to satisfy our obligation under the Facility Agreement to make quarterly interest payments for the quarters ended December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012, by issuing a whole number of shares of Series A-2 Preferred determined by dividing the amount of the interest payments payable to each Deerfield Purchaser for each quarterly period by $100.  Accordingly, on January 9, 2012, we issued an aggregate of 6,826 shares of Series A-2 Preferred to the Deerfield Purchasers in satisfaction of interest accrued under the Facility Agreement for the quarter ended December 31, 2011, and on March 30, 2012, we issued an aggregate of 6,752 shares of Series A-2 Preferred to the Deerfield Purchasers in satisfaction of interest accrued under the Facility Agreement for the quarter ended March 31, 2012.

Terms of Series A-1 Preferred

The terms, conditions, privileges, rights and preferences of the Series A-1 Preferred are described in a Certificate of Designation filed with the Secretary of State of Delaware on June 7, 2010, as amended on January 9, 2012, which we refer to as the Series A-1 Certificate.  A copy of the Series A-1 Certificate, as amended, is incorporated by reference into the registration statement of which this prospectus is a part.  The Series A-1 Preferred, with respect to both dividend rights and rights upon a liquidation or change of control, ranks senior to all junior stock, including our common stock, and on parity with all parity stock, including the Series A-2 Preferred and Series A-3 Preferred.

Voting.  The holders of Series A-1 Preferred vote together with the holders of our common stock as a single class on all matters submitted for approval of the holders of our common stock.  Each share of Series A-1 Preferred is entitled to the number of votes equal to the number of shares of common stock that would be issuable if all such shares of Series A-1 Preferred were then converted into common stock.  In addition, as long as at least 25 percent of the Series A-1 Preferred originally issued by us on and after the original issuance date remains outstanding, we may not take the following actions without the approval of holder of a majority of the outstanding Series A-1 Preferred:

•	amend, alter, waive or repeal any of our charter documents in any manner that would adversely affect the rights or powers of the Series A-1 Preferred;

•	increase the size of our Board of Directors to more than nine members;

•	incur certain types of indebtedness;

•	distribute any of our assets by dividend or otherwise, other than with respect to our dividend obligations on the Series A-1 Preferred;

•
offer, sell, authorize, increase the authorized amount of, or issue shares of our capital stock, other than as contemplated by the 2012 Investment Agreement or the Second Amendment to Facility Agreement or common stock issuances approved by our Board of Directors;

•	effect or cause to be effected any liquidation event or change of control of the Company; or

•	adopt or amend any stockholder rights plan, poison pill or similar anti-takeover device.

Accretion and Dividends.  The stated value of each share of Series A-1 Preferred, which was initially $100, accretes (increases) at a rate of 9% per annum, compounded quarterly, for a five-year term from the initial issuance of such shares, which is September 10, 2010 for purposes of the 412,562 shares offered by this prospectus.  Following such five-year term, cash dividends become payable on outstanding shares of Series A-1 Preferred at an annual rate of 9% of the accreted stated value per annum, payable quarterly.   Upon the occurrence and during the continuance of certain material breaches by the Company of its obligations under the 2010 Investment Agreement, the Series A-1 Certificate or related transaction agreements (referred to in the Series A-1 Certificate as “special triggering events”), the accretion rate and the dividend rate on the Series A-1 Preferred would increase to 12% per annum.

Conversion.  Each share of Series A-1 Preferred is convertible at the holder’s election into a number of shares of our common stock resulting from dividing the then accreted stated value of such share by a conversion price of $0.184 (subject to adjustment for the effects of stock splits, combinations and similar events).  In addition, the shares of Series A-1 Preferred being converted shall also be entitled to receive either all unpaid accrued dividends, which may at our election be paid in cash or in additional shares of our common stock based upon the last reported closing price at the time of conversion. All shares of Series A-1 Preferred shall automatically convert into common stock on the same basis as described above at such time specified by a vote or written consent of the holders of a majority of the outstanding shares of Series A-1 Preferred.  In addition to appropriate adjustments for stock splits, combinations and similar events, the conversion price applicable to the Series A-1 Preferred shall be reduced on a “weighted-average” basis in the event we issue or agree to issue shares of our common stock or other securities convertible into common stock at a price per share less than the conversion price then in effect (subject to certain exceptions, such as issuances pursuant to outstanding options or warrants, issuances in connection with a business combination transaction and issuances made pursuant to equity compensation plans approved by our Board of Directors).

Rights Upon Liquidation and Change of Control.  Upon any liquidation of the Company, holders of the Series A-1 Preferred would be entitled to receive, prior to any distribution to the holders of our common stock, an amount per share equal to the greater of (i) 100% of the then-accreted value of the Series A-1 Preferred and (ii) the amount which the holder would have received if the Series A-1 Preferred had been converted into common stock at the conversion price in effect immediately prior to the liquidation. In the event of a change of control, as such term is defined in the Series A-1 Certificate, the holders of Series A-1 Preferred may elect between (1) converting each share of Series A-1 Preferred into shares of our common stock, or (2) require us to redeem (subject to the availability of lawful funds) each share of Series A-1 Preferred for an amount in cash equal to the amount such holder would have received in the event of a liquidation.  For purposes of the Series A-1 Certificate, “change of control” means the consummation of any transaction or series of related transactions involving (i) any acquisition, by merger, purchase or otherwise, of securities representing a majority of the voting power entitled to elect our Board of Directors or a majority of our outstanding common stock, (ii) any sale, lease exclusive license or other disposition of all or substantially all of our assets, or (iii) a business combination in which the holders of a majority of our voting securities immediately prior to such transaction do not as a group continue to hold immediately following such transaction securities representing a majority of the outstanding voting power entitled to elect the board of directors of the surviving entity in such business combination transaction.

Terms of Series A-2 Preferred

The terms, conditions, privileges, rights and preferences of the Series A-2 Preferred are described in an Amended and Restated Certificate of Designation filed with the Secretary of State of Delaware on January 9, 2012, which we refer to as the Series A-2 Certificate.  A copy of the Series A-2 Certificate, as amended, is incorporated by reference into the registration statement of which this prospectus is a part.  The terms of the Series A-2 Preferred are substantially identical to the terms of the Series A-1 Preferred except that the initial conversion price applicable to the Series A-2 Preferred is $0.30 per share (compared to $0.184 for the Series A-1 Preferred).  The Series A-2 Preferred, with respect to both dividend rights and rights upon a liquidation or change of control, ranks senior to all junior stock, including our common stock, and on parity with all parity stock, including the Series A-1 Preferred and Series A-3 Preferred.

Terms of Series A-3 Preferred

We have also authorized the issuance of up to 600,000 shares of Series A-3 Preferred pursuant to a Certificate of Designation filed with the Secretary of State of Delaware on January 9, 2012.  There are currently no shares of Series A-3 Preferred outstanding.  Pursuant to the terms of the 2012 Investment Agreement, the Purchasers have the right (but not an obligation) to purchase up to 600,000 shares of Series A-3 Preferred, at a purchase price of $100 per share, at any time until the first anniversary of our receipt of marketing approval from the FDA for any of our product candidates.  The terms of the Series A-3 Preferred are substantially identical to the terms of the Series A-1 Preferred and the Series A-2 Preferred except that the initial conversion price applicable to the Series A-3 Preferred is $0.35 per share (compared to $0.184 for the Series A-1 Preferred and $0.30 for the Series A-2 Preferred).  The Series A-3 Preferred, with respect to both dividend rights and rights upon a liquidation or change of control, ranks senior to all junior stock, including our common stock, and on parity with all parity stock, including the Series A-1 Preferred and Series A-2 Preferred.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market for Common Stock

From September 11, 2009 through December 1, 2010, our common stock traded on the OTC Bulletin Board under the symbol “HNAB.OB.” Since December 2, 2010, our common stock has traded on the OTC Bulletin Board under the symbol “TLON.OB.”

The following table lists the high and low sale price for our common stock as quoted, in U.S. dollars, by the OTC Bulletin Board during each quarter within the last two fiscal years.  All prices reflected below have been adjusted to give effect to a 1-for-4 combination of our common stock that was effected on September 10, 2010.

	Price Range
Quarter Ended	High	Low

March 31, 2010	1.12	0.60
June 30, 2010	1.40	0.56
September 30, 2010	0.76	0.30
December 31, 2010	0.75	0.39
March 31, 2011	0.90	0.45
June 30, 2011	1.65	0.70
September 30, 2011	1.10	0.50
December 31, 2011	0.72	0.40

Record Holders

As of April 19, 2012, we had approximately 112 holders of record of our common stock, one of which was Cede & Co., a nominee for Depository Trust Company, or DTC. Shares of common stock that are held by financial institutions as nominees for beneficial owners are deposited into participant accounts at DTC, and are considered to be held of record by Cede & Co. as one stockholder.

Dividends

We have not paid or declared any dividends on our common stock and we do not anticipate paying dividends on our common stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information on our equity-based compensation plans as of December 31, 2011:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (excluding securities reflected in column (a)) (c)
Equity compensation plans not approved by stockholders:
Awards issued outside of any plan (1)	59,927	$2.58	–
2010 Equity Incentive Plan	5,193,207	0.56	3,080,205
Equity compensation plans approved by stockholders:
2003 Stock Option Plan	64,916	6.83	0
2004 Stock Incentive Plan	712,624	5.25	0
2006 Employee Stock Purchase Plan	10,751	0.35	157,649

Total	6,041,425		3,237,854
____________

(1)  Represents shares of common stock reserved for issuance upon exercise of several individual outstanding stock option awards issued outside of any plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the financial statements and the notes to those statements included in this prospectus. This discussion includes forward-looking statements that involve risk and uncertainties. As a result of many factors, such as those set forth in this prospectus under “Risk Factors,” actual results may differ materially from those anticipated in these forward-looking statements.

Overview

We are a biopharmaceutical company dedicated to developing and commercializing new, differentiated cancer therapies designed to improve and enable current standards of care.  We currently have four product candidates in various stages of development:

•
Marqibo® (vincristine sulfate liposomes injection), our lead product candidate, is a novel, targeted Optisome™ encapsulated formulation product candidate of the Food and Drug Administration (FDA)-approved anticancer drug vincristine, currently in development primarily for the treatment of adult acute lymphoblastic leukemia, or ALL, in second or greater relapse or that has progressed following two or more prior lines of anti-leukemia therapy.  We submitted a new drug application, or NDA, relating to Marqibo in July 2011, which was accepted for filing in September 2011.  Our NDA seeks accelerated approval of Marqibo in adult relapsed ALL.  On March 21, 2012, our Marqibo NDA was considered by a panel of the FDA’s Oncologic Drugs Advisory Committee, or ODAC.  By a vote of seven to four (with two abstentions), the ODAC panel determined that Marqibo has demonstrated a favorable risk/benefit ratio for the treatment of adult ALL.  The PDUFA action date for our NDA is May 13, 2012.  However, while the ODAC provides the FDA with independent expert advice and non-binding recommendations, the final decision regarding approval of our NDA will be made by the FDA and there is no assurance it will approve our NDA even following the ODAC panel’s positive determination.

•
Menadione Topical Lotion, a novel supportive care product candidate being developed for the prevention and/or treatment of the skin toxicities associated with the use of epidermal growth factor receptor inhibitors, or EGFRIs, a type of anti-cancer agent used in the treatment of lung, colon, head and neck, pancreatic and breast cancer.  MTL is currently being studied in a Phase 2 placebo-controlled clinical trial sponsored and conducted by Mayo Clinic.

•	Brakiva™ (topotecan liposome injection), a novel targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug topotecan.

•	Alocrest™ (vinorelbine liposome injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vinorelbine.

Revenues

We do not expect to generate any significant revenue from product sales or royalties in the foreseeable future.  We may have revenues in the future only if we are able to develop and commercialize our products, license our technology and/or enter into strategic partnerships. If we are unsuccessful, our ability to generate future revenues will be significantly diminished.

Research and Development Expenses

Research and development expenses, which account for the bulk of our expenses, consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for laboratory development, manufacturing, and other expenses relating to the acquiring, design, development, testing, and enhancement of our product candidates, including milestone payments for licensed technology. We expense research and development costs as they are incurred.

While expenditures on current and future clinical development programs are expected to be substantial, particularly in light of our available resources, they are subject to many uncertainties, including the results of clinical trials and whether we develop any of our drug candidates with a partner or independently. As a result of such uncertainties, we cannot predict with any significant degree of certainty the duration and completion costs of our research and development projects or whether, when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates. The duration and cost of clinical trials may vary significantly over the life of a project as a result of unanticipated events arising during clinical development and a variety of factors, including:

•	the number of trials and studies in a clinical program;

•	the number of patients who participate in the trials;

•	the number of sites included in the trials;

•	the rates of patient recruitment and enrollment;

•	the duration of patient treatment and follow-up;

•	the costs of manufacturing our drug candidates; and

•	the costs, requirements, timing of, and the ability to secure regulatory approvals.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses for executive, finance, business development and other administrative personnel, recruitment expenses, professional fees and other corporate expenses, including accounting and general legal activities.

Share-Based Compensation

Share-based compensation expenses consist primarily of expensing the fair-market value of a share-based award over the vesting term.  This expense is included in our operating expenses for each reporting period.  As of December 31, 2011, we estimate that there is $1.4 million in total, unrecognized compensation costs related to non-vested share-based awards, which is expected to be recognized over a weighted average period of 2.6 years.

CRITICAL ACCOUNTING POLICIES

The accompanying discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. We believe there are certain accounting policies that are critical to understanding our financial statements, as these policies affect the reported amounts of expenses and involve management’s judgment regarding significant estimates. We have reviewed our critical accounting policies and their application in the preparation of our financial statements and related disclosures with the Audit Committee of our Board of Directors. Our critical accounting policies and estimates are described below.

Share-Based Compensation

We account for share-based compensation in accordance with FASB ASC TOPIC 718 “Compensation – Stock Compensation.”  We have adopted a Black-Scholes-Merton model to estimate the fair value of stock options issued and the resultant expense is recognized in the statement of operations each reporting period.  See Note 5 of our financial statements included elsewhere in this prospectus for further information regarding the required disclosures related to share-based compensation.

Financial Instruments with Characteristics of Both Equity and Liabilities

We have issued certain financial instruments, including warrants to purchase common stock and rights to purchase shares of Series A-1 Preferred and Series A-2 Preferred, which have the characteristics of both equity and liabilities.  These instruments were evaluated to be classified as liabilities at the time of issuance and are revalued at fair value from period to period with the resulting change in value included in other income/(expense).  See Notes 4, 5, 6 and 8 of our financial statements included elsewhere in this prospectus.

Licensed In-Process Research and Development

Licensed in-process research and development relates primarily to technology, intellectual property and know-how acquired from another entity. We evaluate the stage of development as well as additional time, resources and risks related to development and eventual commercialization of the acquired technology. As we historically have acquired non-FDA approved technologies, the nature of the remaining efforts for completion and commercialization generally include completion of clinical trials, completion of manufacturing validation, interpretation of clinical and preclinical data and obtaining marketing approval from the FDA and other regulatory bodies. The cost in resources, probability of success and length of time to commercialization are extremely difficult to determine. Numerous risks and uncertainties exist with respect to the timely completion of development projects, including clinical trial results, manufacturing process development results and ongoing feedback from regulatory authorities, including obtaining marketing approval. Additionally, there is no guarantee that the acquired technology will ever be successfully commercialized due to the uncertainties associated with the pricing of new pharmaceuticals, the cost of sales to produce these products in a commercial setting, changes in the reimbursement environment or the introduction of new competitive products. Due to the risks and uncertainties noted above, we will expense such licensed in-process research and development projects when incurred. However, the cost of acquisition of technology is capitalized if there are alternative future uses in other research and development projects or otherwise based on internal review. All milestone payments will be expensed in the period the milestone is reached.

Clinical Study Activities and Other Expenses from Third-Party Contract Research Organizations

Much of our research and development activities related to clinical study activity are conducted by various third parties, including contract research organizations, which may also provide contractually defined administration and management services. Expense incurred for these contracted activities are based upon a variety of factors, including actual and estimated patient enrollment rates, clinical site initiation activities, labor hours and other activity-based factors. On a regular basis, our estimates of these costs are reconciled to actual invoices from the service providers, and adjustments are made accordingly.

RESULTS OF OPERATIONS

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

General and administrative expenses. For the year ended December 31, 2011, general and administrative, or G&A, expense was $5.1 million, as compared to $5.6 million for the year ended December 31, 2010.  The decrease of $0.5 million is primarily due to increased employee compensation and related expenditures of $0.1 million offset by an overall reduction in operating expenses of $0.6 million.

Research and development expenses. The following table summarizes our R&D expenses incurred for preclinical support, contract manufacturing for clinical supplies and clinical trial services provided by third parties, as well as milestone payments for in-licensed technology for each of our current major product development programs for the years ended December 31, 2011 and 2010, plus the cumulative costs for our various product candidates for the last five years or since we began development of a product candidate if it has not been in development for five years.   The table also summarizes unallocated costs, which consist of personnel, facilities and other costs not directly allocable to development programs.

Product candidates ($ in thousands)	2011	2010(1)	Annual % Change	Product candidate costs (5 years) Jan. 1, 2007 to Dec. 31, 2011
Marqibo	$7,743	$12,897	-40%	$33,206
Menadione Topical Lotion	158	172	-8.1%	6,724
Brakiva	30	4	650%	2,846
Alocrest	30	21	42.9%	2,630
QTDP grants	--	(704)	-100%
Total third party costs	742	2,047	-63.8%
Allocable costs and overhead	513	710	-27.8%
Personnel related expense	3,883	4,813	-19.3%
Share-based compensation expense	288	235	22.6%
Total research and development expense	$13,387	$20,195	-33.7%

__________
(1)  Certain prior year numbers have been reclassified to conform to current year presentation.

Marqibo.  In 2011, Marqibo costs decreased by $5.2 million in 2011 compared to 2010. This reduction was primarily driven by a one-time payment made to Tekmira Pharmaceuticals Corporation in September 2010 for $5.75 million, offset by increased professional fees in 2011 related to the preparation and submission of the Marqibo NDA in July 2011. This one-time Tekmira payment was made as a part of the amendment to our license agreement in exchange for a reduction in aggregate future milestones of $18 million and an adjustment to the royalty rates to be paid on our product candidates licensed from Tekmira.

We expect to spend approximately $20 million to $25 million on Marqibo in 2012, including costs for personnel, consultants and CROs, the majority of which will be spent on responding to FDA inquiries related to our NDA filing, preparation for a hearing with the ODAC, pre-approval inspections at our contracted manufacturing facilities, initiation of the confirmatory Phase 3 trial as well as providing drug for the investigator sponsored trials for Marqibo in elderly patients with NHL and pediatric and adolescent patients with solid tumors and hematological malignancies, including ALL. We estimate that we will need to spend an additional $45 million to $50 million on external costs to run the trial needed to obtain full FDA approval in adult ALL. External costs include drug production, clinical trial costs, data management and supporting activities not provided by our full-time employees. These costs are impacted by the size and duration of the clinical trials. We expect that it will take several years until we will have completed development and obtained full FDA approval of Marqibo, if ever. We need to raise additional capital to fund these planned expenditures beyond mid-2012. If we are unable to raise additional capital when needed, we will have to discontinue our product development programs or relinquish or rights to some or all of our product candidates.

Menadione Topical Lotion (MTL).  MTL costs decreased by $0.1 million in 2011 compared to 2010, due to the completion of the Phase 1 program.  We have analyzed data from the recently completed MTL Phase 1 program.  The Phase 1 program has successfully demonstrated that MTL is generally safe and well-tolerated.  The dose limiting toxicity, skin irritation and redness, was primarily observed at the 0.2% lotion strength.  The apparent maximum tolerated lotion strength is 0.1%.   MTL applied twice daily at all strengths, including the highest lotion strength tested (0.2%) resulted in no appreciable systemic exposure.

Brakiva.  We are exploring options for further development of Brakiva beyond the phase 1 trial. As this drug is early in its clinical development, both the registration strategy and total expenditures to obtain FDA approval are still being evaluated.

Alocrest.   We completed enrollment in a Phase 1 clinical trial in early 2008. This Phase 1 trial was designed to assess safety, tolerability and preliminary efficacy in patients with advanced solid tumors. We are currently exploring options for the continued development of Alocrest and do not expect to incur significant project costs in 2012.

QTDP Grants.  In November 2010, we were notified that we would receive a $0.7 million QTDP grant under The Patient Protection and Affordable Care Act of 2010 for certain of our product candidates. The Internal Revenue Service issued the funding under the under section 48D of the Internal Revenue Code.  Through December 31, 2010, we had received $0.6 million in funding related to the grant with an additional $0.1 million recorded as a receivable.  The additional receivable amount was received in January 2011.  The entire grant amount was recorded as a reduction in current research and development expenses in statement of operations.

Other R&D expenses.  Third-party costs related to indirect support of our clinical trials and preparation of the Marqibo NDA submission decreased by $1.3 million. This reduction is driven by an overall reduction in professional consultancy fees realized following the submission of our Marqibo NDA in July 2011. We expect these costs to increase in 2012 due to the continued progression of our global Phase 3 confirmatory study of Marqibo, named HALLMARQ, in the treatment of patients 60 years of age or older with newly diagnosed ALL.

Allocable costs decreased by $0.2 million as a result of the reduced rental payment incurred upon the relocation of our corporate headquarters from South San Francisco, California to San Mateo, California.  Our current lease agreement extends through July 25, 2012, and we expect our rent to increase with the relocation of our corporate headquarters.

Personnel related costs decreased by $.9 million in 2011 compared to 2010.  The decrease was driven by a reduction in the number of full-time employees from the prior year, and the increased reliance on professional consultants during the 2011 period.  Stock compensation increased by $0.1 million due to a higher valuation for options issued in 2011 due to our higher stock price.

Interest expense. For the year ended December 31, 2011, interest expense was $3.6 million as compared to interest expense of $3.8 million for the year ended December 31, 2010.  The decrease resulted from a smaller average balance outstanding on the debt discount and deferred transaction costs related to our loan facility with Deerfield.  We originally entered into this loan agreement in October 2007.

Gain or loss on change in fair market value of liabilities re-measured at fair value.  We have certain financial instruments that are recorded as liabilities. We re-measure the fair value of these liabilities at each reporting period with the gain or loss recognized in the statement of operations. For the twelve months ended December 31, 2011, we recorded a net gain related to these liabilities of $3.3 million, compared to a net gain of $3.5 million for the same period in 2010. The value of these liabilities is largely dependent on the price of our common stock, and as the stock price increases or decreases, the value of these instruments will increase or decrease in relation. For additional details, see Notes 4, 5, 6 and 8 of our financial statements included elsewhere in this prospectus.

Income tax expense. There was no current or deferred income tax expense (other than state minimum tax) for years ended December 31, 2011 and 2010 because of our operating losses. A 100% valuation allowance has been recorded against our $44.4 million of deferred tax assets as of December 31, 2011. Historical performance leads management to believe that realization of these assets is uncertain. As a result of the valuation allowance, our effective tax rate differs from the statutory rate.

Liquidity and Capital Resources

As of December 31, 2011, we had a stockholders’ accumulated deficit of approximately $179.9 million, and for the fiscal year ended December 31, 2011, we experienced a net loss of $18.8 million. We have financed operations primarily through equity and debt financing and expect such losses to continue over the next several years.  We have drawn down $27.5 million of long-term debt under the loan facility agreement with Deerfield Management, with the entire balance due in June 2015.  We currently have a limited supply of cash available for operations. As of December 31, 2011, we had aggregate cash and cash equivalents and available-for-sale securities of $1.1 million.

On January 9, 2012, we entered into an Investment Agreement with certain investors pursuant to which we issued and sold to such investors an aggregate of 110,000 shares of Series A-2 Preferred at a per share purchase price of $100 for an aggregate purchase price of $11.0 million.  The Investment Agreement provides that, from the date of the Investment Agreement until the first anniversary of our receipt of marketing approval from the Food and Drug Administration for any of our product candidates, the investors have the right, but not the obligation, to purchase up to an additional 600,000 shares of Series A-3 Preferred at a purchase price of $100 per share. We had previously entered into an Investment Agreement dated June 7, 2010, pursuant to which the same investors purchased 400,000 shares of Series A-1 Preferred for an aggregate purchase price of $40.0 million.

As described above, the Company and the Deerfield Purchasers had previously entered into the Facility Agreement on October 30, 2007, as amended on June 7, 2010.  In connection with the entry into the Investment Agreement, on January 9, 2012, the Company and Deerfield entered into a Second Amendment to Facility Agreement.  Among other items, pursuant to the Second Amendment to Facility Agreement, we will satisfy our obligation under the Facility Agreement to make quarterly interest payments for the quarters ended December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012, by issuing a whole number of shares of Series A-2 Preferred in lieu of cash.

We believe that our cash resources as of December 31, 2011, together with the net proceeds from our January 2012 financing, are only sufficient to fund our development plans to mid-2012.  Accordingly, our financial statements reflect substantial doubt about our ability to continue as a going concern, which is also stated in the report from our auditors on the audit of our financial statements as of and for the year ended December 31, 2011.  Our plan of operation for the year ending December 31, 2012 is to continue implementing our business strategy, including FDA approval of our lead product candidate Marqibo and continued development of our clinical trials for Marqibo and other drug candidates.  We do not generate any recurring revenue and will require substantial additional capital before we will generate cash flow from our operating activities, if ever. We will be unable to continue development of our product candidates unless we are able to obtain additional funding through equity or debt financings or from payments in connection with potential strategic transactions.  We can give no assurances that additional capital that we are able to obtain, if any, will be sufficient to meet our needs. Moreover, there can be no assurance that such capital will be available to us on favorable terms or at all, especially given the current economic environment which has severely restricted access to the capital markets.  If anticipated costs are higher than planned or if we are unable to raise additional capital, we will have to significantly curtail planned development to maintain operations before the end of 2012.

As part of our planned research and development, we intend to use clinical research organizations and third parties to help perform our clinical studies and manufacturing. As indicated above, at our current and desired pace of clinical development of our product candidates, over the next 12 months we expect to spend approximately between $20 million and $25 million on clinical development for Marqibo (including milestone payments that may be triggered under the license agreements relating to our product candidates).  We also expect to spend approximately $5.5 million on general corporate and administrative expenses.

The actual amount of funds we will need to operate is subject to many factors, some of which are beyond our control. These factors include the following:

•	costs associated with conducting preclinical and clinical testing;

•	costs of establishing arrangements for manufacturing our product candidates;

•	payments required under our current and any future license agreements and collaborations;

•	costs, timing and outcome of regulatory reviews;

•	costs of obtaining, maintaining and defending patents on our product candidates; and

•	costs of increased general and administrative expenses.

We have based our estimate on assumptions that may prove to be wrong. We may need to obtain additional funds sooner or in greater amounts than we currently anticipate.

Contractual Commitments

        In May 2011, we entered into a clinical trial research agreement with the German High-Grade Lymphoma Study Group, pursuant to which we agreed to provide support for a European Phase 3 trial of Marqibo in elderly patients with newly diagnosed aggressive NHL.  Under the terms of the agreement, we are obligated to provide supplies of Marqibo for the study as well as funding for a portion of the total financial costs of the study.  As of December 31, 2011, our portion of these costs is estimated to be approximately between €8.6 million and €10.2 million (or between $11.1 million and $13.2 million) to be paid over a period of three to five years.  Per the terms of the agreement, we are under no obligation to make a payment before the later of January 1, 2013 or the enrollment of the 150th patient. No amounts have been accrued as of December 31, 2011 in connection with this arrangement.

        In August 2011, we entered into an agreement with Mayo Clinic pursuant to which Mayo Clinic will sponsor and conduct a Phase 2 clinical trial.  The study is designed to enroll approximately 40 patients taking biologic and small molecule EGFR inhibitors for anti-cancer therapy and will test the effectiveness of MTL in preventing skin toxicities associated with EGFR inhibitors.  In January 2012, the first patient was enrolled in the study. As of December 31, 2011, we accrued approximately $0.1 million for drug manufacture and related expenditures.

In November 2011, we entered into an agreement with Pharmaceutical Research Associates, Inc., a global clinical research organization providing services through all phases of clinical development, to initiate the U.S. portion of our global Phase 3 confirmatory study of Marqibo, named HALLMARQ, in the treatment of patients 60 years of age or older with newly diagnosed ALL. We also entered into an agreement with PPD, a leading global contract research organization providing drug discovery, development, and lifecycle management services, to administer central laboratory services for HALLMARQ. We anticipate the enrollment of the first subject in the HALLMARQ study to occur prior to the end of the second quarter of 2012.  Direct costs associated with the HALLMARQ study are estimated to be approximately $42.5 million over a period of five years.  As of December 31, 2011, we accrued approximately $0.1 million for expenditures related to the HALLMARQ study.

Off-Balance Sheet Arrangements

We do not have any “off-balance sheet agreements,” as that term is defined by SEC regulation.

 RECENT ACCOUNTING PRONOUNCEMENTS

There are no accounting pronouncements that we recently adopted or are pending our adoption that are expected to have a material impact on our financial position or results of operations.

OUR BUSINESS

Overview

We are a San Mateo, California-based biopharmaceutical company dedicated to developing and commercializing new and differentiated cancer therapies designed to improve and enable current standards of care.  Our two lead product candidates target large markets.  We are developing Marqibo for the treatment of acute lymphoblastic leukemia and other blood cancers including lymphoma.  We are also developing menadione topical lotion, a first-in-class compound, for the potential prevention and/or treatment of skin toxicity associated with epidermal growth factor receptor inhibitors.  We have additional pipeline opportunities that, like Marqibo, we believe may improve delivery and enhance the therapeutic benefits of well-characterized, proven chemotherapies and enable high potency dosing without increased toxicity.

Our executive offices are located at 2207 Bridgepointe Parkway Suite 250, San Mateo, California 94404. Our telephone number is (650) 588-6404 and our Internet address is www.talontx.com . We were originally incorporated under Delaware law in 2002 under the name Hudson Health Sciences, Inc. In July 2004, we acquired Email Real Estate.com, Inc., a Colorado corporation and public shell company in a reverse acquisition.  In September 2004, we reincorporated under Delaware law under the name Hana Biosciences, Inc.  In December 2010, we changed our name to Talon Therapeutics, Inc.

Our Research and Development Programs

We currently have rights to the following product candidates in various stages of development:

•
Marqibo® (vincristine sulfate liposomes injection), our lead product candidate, is a novel, targeted Optisome™ encapsulated formulation product candidate of the Food and Drug Administration (FDA)-approved anticancer drug vincristine, currently in development primarily for the treatment of adult acute lymphoblastic leukemia, or ALL, in second or greater relapse or that has progressed following two or more prior lines of anti-leukemia therapy.

•
Menadione Topical Lotion, a novel supportive care product candidate being developed for the prevention and/or treatment of the skin toxicities associated with the use of epidermal growth factor receptor inhibitors, or EGFRIs, a type of anti-cancer agent used in the treatment of lung, colon, head and neck, pancreatic and breast cancer.

•	Brakiva™ (topotecan liposome injection), a novel targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug topotecan.

•	Alocrest™ (vinorelbine liposome injection), a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vinorelbine.

Industry Background and Market Opportunity

Cancer is a group of diseases characterized by either the uncontrolled growth of cells or the failure of cells to function normally. Cancer is caused by a series of mutations, or alterations, in genes that control cells’ ability to grow and divide. These mutations cause cells to rapidly and continuously divide or lose their normal ability to die. There are more than 100 different varieties of cancer, which can be divided into six major categories. Carcinomas, the most common category, include breast, lung, colorectal and prostate cancer. Sarcomas begin in tissue that connects, supports or surrounds other tissues and organs. Lymphomas are cancers of the lymphatic system, a part of the body’s immune system. Leukemias are cancers of blood cells, which originate in the bone marrow. Brain tumors are cancers that begin in the brain, and skin cancers, including melanomas, originate in the skin. Cancers are considered metastatic if they spread via the blood or lymphatic system to other parts of the body to form secondary tumors.

According to the American Cancer Society, over 1.6 million new cases of cancer are expected to be diagnosed in 2012 in the United States alone. Cancer is the second leading cause of death, after heart disease, in the United States, and is expected to account for more than 577,190 deaths in 2012.  Major cancer treatments include surgery, radiotherapy and chemotherapy. Supportive care, such as blood cell growth factors, represents another major segment of the cancer treatment market. There are many different drugs that are used to offer supportive care and to treat cancer, including cytotoxics or antineoplastics, hormones and biologics. Major categories include:

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Chemotherapy. Cytotoxic chemotherapy refers to anticancer drugs that destroy cancer cells by stopping them from multiplying. Healthy cells can also be harmed with the use of cytotoxic chemotherapy, especially those that divide quickly. Cytotoxic agents act primarily on macromolecular synthesis, repair or activity, which affects the production or function of DNA, RNA or proteins. Our product candidates Marqibo, Alocrest and Brakiva are liposome encapsulated cytotoxic agents that we are currently evaluating for the treatment of solid tumor and hematological malignancies.

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Supportive care. Cancer treatment can include the use of chemotherapy, radiation therapy, biologic response modifiers, surgery or some combination of these or other therapeutic options. All of these treatment options are directed at killing or eradicating the cancer that exists in the patient’s body. Unfortunately, the delivery of many cancer therapies adversely affects the body’s normal organs. These complications of treatment or side effects not only cause discomfort, but may also prevent the optimal delivery of therapy to a patient at its maximal dose and time.  Our product candidate Menadione Topical Lotion is a supportive care product candidate designed to treat and prevent skin toxicities associated with the use of EGFRIs, a class of anti-cancer agents.

Our Strategy

We are a committed to developing and commercializing new, differentiated cancer therapies designed to improve and enable current standards of care. Key aspects of our strategy include:

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Focus on developing innovative cancer therapies. We focus on oncology product candidates in order to capture efficiencies and economies of scale. We believe that drug development for cancer markets is particularly attractive because relatively small clinical trials can provide meaningful information regarding patient response and safety.  Our main focus is the development of Marqibo, our lead product candidate.

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Build a sustainable pipeline by employing multiple therapeutic approaches and disciplined decision criteria based on clearly defined proof of principle goals. We seek to build a sustainable product pipeline by employing multiple therapeutic approaches and by acquiring product candidates belonging to known drug classes. In addition, we employ disciplined decision criteria to assess product candidates. By pursuing this strategy, we seek to minimize our clinical development risk and accelerate the potential commercialization of current and future product candidates.  For a majority of our product candidates, we intend to pursue regulatory approval in multiple indications.

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Develop strategic partnerships, through licensing agreements, joint venture or merger and acquisition, to develop and commercialize our lead product candidates in the United States, Europe, and other international regions. We intend to explore partnership opportunities with pharmaceutical, biotechnology, or other companies to develop and commercialize our current product candidates, particularly in Europe and other international regions.  We believe that this strategy will help us to mitigate our development and commercialization risk, reduce our capital expenditure requirements, and broaden the scope of our sales and marketing activities within domestic and international markets.

Product Pipeline

Background of Optisomal Targeted Drug Delivery

Optisomal encapsulation is a novel method of liposomal drug delivery, which is designed to significantly increase tumor targeting and duration of exposure for cell-cycle specific anticancer agents, such as vincristine sulfate, an FDA-approved chemotherapy drug. Optisomal drug delivery involves the encapsulation of an appropriate drug in a lipid envelope composed of sphingomyelin and cholesterol.  The encapsulated agent is carried through the bloodstream and delivered to disease sites where it is released to carry out its therapeutic action. When used in unencapsulated form, chemotherapeutic drugs mostly diffuse indiscriminately throughout the body, diluting drug effectiveness and potentially causing toxic side effects in the patient’s healthy tissues. Our proprietary Optisomal formulation technology is designed to permit loading high concentrations of therapeutic agent inside the lipid envelope, which promotes accumulation of the drug in tumors and prolongs the drug’s release at disease sites. Non-clinical studies have demonstrated the Optisomal formulation technology’s ability to deliver dose intensification to the tumor, which we believe has the potential to increase the therapeutic benefit of the drug.

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Targeted delivery with improved pharmacokinetics. In normal tissues, a continuous endothelial (blood vessel) lining constrains liposomes within capillaries, limiting accumulation of the drug in the healthy tissues. In contrast, the immature blood vessel system within tumors is created during tumor growth and has numerous gaps up to 800 nanometers in size. With an average diameter of approximately 100 nanometers, Optisomes can pass through these gaps.  Once lodged within the tumor interstitial space, these Optisomes gradually release the encapsulated drug. We believe that gradual release of the drug from Optisomes increases drug levels within the tumor, extends drug exposure through multiple cell cycles, and increases tumor cell killing. A limited fraction of a patient’s tumor cells are in a particular drug-sensitive phase at any point in time, which we believe indicates that duration of drug exposure is critical to increased drug efficacy.

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Increased drug concentration. The link between drug exposure and anti-tumor efficacy is especially pronounced for cell cycle-specific agents such as vincristine, vinorelbine and topotecan, which destroy tumor cells by interfering in one specific phase in cell division (e.g., the mitosis, synthesis and/or rapid growth phases).

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Prolonged exposure. The advanced liposomal technology of the capsule that protects the active drug increases the circulating half-life and is designed to extend the duration of drug release within cancerous tissues.

Unmet Medical Needs in ALL

ALL is a type of cancer of the blood and bone marrow, the spongy tissue inside bones where blood cells are made. Acute leukemias progress rapidly and are characterized by the accumulation of immature blood cells. ALL affects a group of white blood cells, called lymphocytes, which fight infection and constitute our immune systems. Normally, bone marrow produces immature cells or stem cells, in a controlled way, and they mature and specialize into the various types of blood cells, as needed. In people with ALL, this production process breaks down. Abnormally large numbers of immature, abnormal lymphocytes called lymphoblasts are produced and released into the bloodstream. These abnormal cells are not able to mature and perform their usual functions. Furthermore, they multiply rapidly and can crowd out healthy blood cells like neutrophils and platelets, leaving an adult or child with ALL vulnerable to infection or bleeding. Leukemic cells can also collect in certain areas of the body, including the central nervous system and spinal cord, which can cause serious problems. According to the American Cancer Society, over 5,000 people in the United States over the age of 15 were expected to be diagnosed with ALL in 2011, and over 1,400 people were expected to die from the disease.  Multiple clinical trials have suggested the overall 5-year survival rate for adults diagnosed with ALL is approximately 20% to 50%, underscoring the need for new therapeutic options.

Marqibo® (vincristine sulfate liposomes injection)

Marqibo is a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vincristine.  We are primarily developing Marqibo for the treatment of adult ALL. Vincristine, a microtubule inhibitor, is FDA-approved for ALL and is widely used as a single agent and in combination regimens for treatment for hematologic malignancies such as lymphomas and leukemias.  Our encapsulation formulation is designed to provide prolonged circulation of the drug in the blood and accumulation at the tumor site. These characteristics are intended to increase the effectiveness and potentially reduce the side effects of the encapsulated drug.

Marqibo has been evaluated in 18 clinical trials with over 700 patients, including Phase 2 clinical trials in patients with ALL and non-Hodgkin’s lymphoma, or NHL. Based on the results from these studies, in 2007 we initiated a global, Phase 2 clinical trial of Marqibo in adult Philadelphia chromosome negative (Ph-) ALL patients in second relapse, or those who have progressed following two or greater prior lines of anti-leukemia therapy.  We refer to this clinical trial as the rALLy study.  The primary outcome measure was complete remission, or CR, or complete remission without full hematologic recovery, which we refer to as CRi.

       We completed the rALLy study in 2010 and announced data at the 2010 Annual Meeting of the American Society of Clinical Oncology.  The sample size from the study consisted of 65 evaluable subjects.  The analysis of the study data demonstrated an overall response rate (measured by CR, CRi, partial remission and bone marrow blast count normalization without blood count recovery) reported by study investigators in 23 of the 65 evaluable subjects, or 35 percent.  Based on an evaluation by the principal investigator, thirteen subjects, or 20 percent, experienced a CR or CRi.  As of the announcement of the study results, the estimated median overall survival in complete responders was 7.7 months, with five subjects having an overall survival of more than one year.  The estimated median duration of CR/CRi was 5.4 months.  Eleven subjects participating in the rALLy study went on to receive a potentially life-saving stem cell transplant.  The data also showed that the safety profile of Marqibo was predictable, manageable and similar to standard vincristine sulfate.  Subsequent to the principal investigator CR/CRi analysis, the data was submitted to and reviewed by an independent research review committee (IRRC), which determined that 11 of the 65 subjects (17%) achieved a CR or CRi.

In May 2011, a Phase 3 study of Marqibo in elderly patients with newly-diagnosed aggressive NHL was initiated by the German High-Grade Non-Hodgkin's Lymphoma Study Group.   The study is expected to enroll approximately 1,000 patients (ages 61-80) with aggressive CD20+ B-cell NHL. The primary objectives of the study are to assess the effects of substituting conventional vincristine with Marqibo in the R-CHOP regimen.  The first patient enrolled in the study in November 2011 and as of March 22, 2012, a total of 12 patients have been enrolled and 28 centers are open for enrollment.

In July 2011, based on the data from the rALLy study, we submitted to the FDA a New Drug Application, or NDA, seeking accelerated approval of Marqibo in Ph- adult ALL, in second or greater relapse or that has progressed following two or more prior lines of anti-leukemia therapy.  At a February 8, 2011 meeting of the FDA’s Oncologic Drugs Advisory Committee, or ODAC, the FDA indicated that a drug sponsor and the FDA must agree on the feasibility and design of Phase 3 confirmatory studies as a necessary element in the NDA submission process for those sponsors seeking accelerated approval.  According to the FDA, a sponsor seeking accelerated approval should not submit its NDA until such agreement on Phase 3 confirmatory studies has been finalized.  In August 2011, we received a Special Protocol Assessment, or SPA, agreement from the FDA for our planned Phase 3 confirmatory study of Marqibo in newly diagnosed ALL. In September 2011, the FDA notified us in writing that our NDA for Marqibo was accepted for filing under Subpart H – Accelerated Approval for New Drugs for Serious or Life Threatening Illnesses. The FDA’s September 2011 notice also indicated that the action date for the FDA under the Prescription Drug User Fee Act, referred to as the PDUFA date, would be May 13, 2012. On March 21, 2012, our Marqibo NDA was considered at a hearing in front of the ODAC panel. By a vote of seven to four (with two abstentions), the ODAC panel determined that the results of Marqibo’s clinical trials have demonstrated a favorable risk/benefit ratio for the treatment of adults with Ph- ALL in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy. Although it often does, the FDA is not obligated to follow the recommendations of its advisory committees.

In November 2011, we initiated the U.S. portion of our global Phase 3 confirmatory study of Marqibo, named HALLMARQ, in the treatment of patients 60 years of age or older with newly diagnosed ALL. HALLMARQ is an international, multicenter, open-label randomized, controlled trial with 2 arms that vary only in the administration of standard vincristine versus Marqibo. Eligible subjects will be randomized to combination chemotherapy containing either standard vincristine or Marqibo. We estimate that 350 - 400 total subjects will be enrolled and randomized in this study.  All subjects will receive treatment until documentation of failure to achieve remission, relapse from remission, or for up to 24 months.  Treatment will be composed of induction (one 4-week course), early intensification (two 4-week courses), interim maintenance (one 12-week course), late intensification (one 8-week course), and prolonged maintenance (4-week courses, repeated for up to 24 months after beginning induction) therapy.  As of March 22, 2012, three sites in the United States are open for subject enrollment, although no subjects have been enrolled to date.

Additionally, in July 2011, the National Cancer Institute enrolled the first patient in an open-label Phase 1 dose-escalation trial of Marqibo in children and adolescents with solid tumors and hematologic malignancies, including ALL, being conducted at the NCI in Bethesda, MD.  The primary objective of this Phase I clinical trial, which is an investigator-sponsored study, is to determine the maximum tolerated dose.

We are also conducting a Phase 2 study to assess the efficacy of Marqibo in patients with metastatic malignant uveal melanoma as determined by Disease Control Rate (CR, partial response or durable stable disease).  Secondary objectives are to assess the safety and antitumor activity of Marqibo as determined by response rate, progression free survival and overall survival. In addition, patients undergo continuous electrocardiographic evaluation during the first dose of Marqibo exposure.  The patient population is defined as adults with uveal melanoma and confirmed metastatic disease that is untreated.  We have enrolled 49 subjects to date and plan to enroll up to a total of approximately 59 subjects in this clinical trial.

       On March 2, 2012, we entered into an investigator-initiated clinical trial research agreement with The University of Texas M.D. Anderson Cancer Center (“MDACC”), whereby we agreed to provide Marqibo to study the safety and efficacy of Marqibo in certain clinical trial research entitled “Hyper-CVAD with Liposomal Vincristine (Hyper-CMAD) in Acute Lymphoblastic Leukemia.”  The study is designed to evaluate whether intensive chemotherapy (Hyper-CVAD therapy) given in combination with Marqibo, in addition to rituximab for patients who are CD20 positive and/or imatinib or dasatinib for patients with the Philadelphia (Ph) chromosome, can effectively treat ALL or lymphoblastic lymphoma.   We expect enrollment for this study to begin in September 2012.

Marqibo received a U.S. orphan drug designation in January 2007 as well as a European Commission orphan drug designation in June 2008 for the ALL indication. Marqibo also received a U.S. orphan drug designation in July 2008 for metastatic uveal melanoma. Marqibo received a fast track designation from the FDA in August 2007 for the treatment of adult ALL in second or greater relapse or that has progressed following two or more prior lines of anti-leukemia therapy.  We met with the European Medicine Association in December 2011 and February 2012, seeking scientific advice regarding the appropriate approval path to pursue.

Menadione Topical Lotion (Supportive Care Product)

Menadione Topical Lotion, or MTL, which we licensed from the Albert Einstein College of Medicine, or AECOM, in October 2006, is a novel product candidate under development for the treatment and/or prevention of skin rash associated with the use of EGFR inhibitors in the treatment of certain cancers. EGFR inhibitors, which include Tarceva, Erbitux, Iressa, Tykerb and Vectibix, are currently approved to treat non-small cell lung cancer, pancreatic, colorectal, breast and head and neck cancer. EGFR inhibitors are associated with significant skin toxicities presenting as acne-like rash on the face, neck and upper-torso of the body in approximately 75% of patients.  Fifty percent of patients who manifest skin toxicity experience significant discomfort. This results in discontinuation or dose reduction in at least 10% and up to 30% of patients that receive the EGFR inhibitor.  Menadione, a small organic molecule, has been shown to activate the EGFR signaling pathway by inhibiting phosphatase activity which is an important enzyme in the EGFR pathway. In vivo studies have suggested that topically-applied menadione may restore EGFR signaling specifically in the skin of patients treated systemically with EGFR inhibitors. Currently, there are no FDA-approved products or therapies available to treat these skin toxicities.

We completed enrollment of a Phase 1 clinical trial in cancer patients in 2010.   The primary endpoints for the Phase 1 study included safety, tolerability and identification of a maximum tolerated dose.  The results of the Phase 1 study demonstrated that MTL is generally safe and well-tolerated.  A dose limiting toxicity of skin irritation and redness was observed primarily at the 0.2% lotion strength.  The apparent maximum tolerated lotion strength is 0.1%.  MTL applied twice daily at all strengths, including the highest lotion strength tested (0.2%) resulted in no appreciable systemic exposure.

In August 2011, we entered into an agreement with Mayo Clinic pursuant to which Mayo Clinic will sponsor and conduct a Phase 2 clinical trial.  The study is designed to enroll approximately 40 patients taking biologic and small molecule EGFR inhibitors for anti-cancer therapy and will test the effectiveness of MTL in preventing skin toxicities associated with EGFR inhibitors.  In January 2012, the first patient was enrolled in the study.

Brakiva™ (topotecan liposome injection)

Brakiva is our proprietary product candidate comprised of the anti-cancer drug topotecan encapsulated in Optisomes. Topotecan is FDA-approved for the treatment of metastatic carcinoma of the ovary after failure of initial or subsequent chemotherapy, and small cell lung cancer sensitive disease after failure of first-line chemotherapy.  In November 2008, we initiated a Phase 1 dose-escalation clinical trial of Brakiva, which is primarily designed to assess the safety, tolerability and maximum tolerated dose.

Alocrest™ (vinorelbine liposome injection)

Alocrest is a novel Optisomal encapsulated formulation product candidate of the FDA-approved drug vinorelbine, a microtubule inhibitor for use as a single agent or in combination with cisplatin for the first-line treatment of unresectable, advanced non-small cell lung cancer. In February 2008, we completed enrollment in a Phase 1 study of Alocrest. The trial enrolled 30 adult subjects with confirmed solid tumors refractory to standard therapy or for which no standard therapy was known to exist. The objectives of the Phase 1 clinical trial were: (1) to assess the safety and tolerability of Alocrest; (2) to determine the maximum tolerated dose of Alocrest; (3) to characterize the pharmacokinetic profile of Alocrest; and (4) to explore preliminary efficacy of Alocrest. The study was conducted at the Cancer Therapy and Research Center and South Texas Accelerated Research Therapeutics (START), both located in San Antonio, Texas and at McGill University in Montreal.  Reversible neutropenia, a low white blood cell count, was the dose-limiting toxicity. The results of this study revealed expected toxicity, and a 50% disease control rate was achieved across a range of doses in patients with previously treated, advanced cancers.

License Agreements

Marqibo, Alocrest and Brakiva

In May 2006, we completed a transaction with Tekmira Pharmaceuticals Corporation, formerly Inex Pharmaceuticals Corporation, pursuant to which we acquired exclusive, worldwide rights to develop and commercialize Marqibo, Alocrest and Brakiva, which we collectively refer to as the Optisome products. The following is a summary of the various agreements entered into to consummate the transaction.

Tekmira License Agreement

Pursuant to the terms of a license agreement between us and Tekmira entered into in May 2006, which was amended and restated in April 2007, Tekmira granted us:

•	an exclusive license under certain patents held by Tekmira to commercialize the Optisome products for all uses throughout the world;

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an exclusive license under certain patents held by Tekmira to commercialize the Optisome products for all uses throughout the world under the terms of certain research agreements between Tekmira and the British Columbia Cancer Agency; and

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an exclusive license to all technical information and know-how relating to the technology claimed in the patents held exclusively by Tekmira and to all confidential information possessed by Tekmira relating to the Optisome products, including all data, know-how, manufacturing information, specifications and trade secrets, collectively called the Tekmira Technology, to commercialize the Optisome products for all uses throughout the world.

We have the right to grant sublicenses to third parties and in such event we and Tekmira will share sublicensing revenue received by us at varying rates for each Optisome product depending on such Optisome product’s stage of clinical development.  Under the license agreement, we also granted back to Tekmira a limited, royalty-free, non-exclusive license in certain patents and technology owned or licensed to us solely for use in developing and commercializing liposomes having an active agent encapsulated, intercalated or entrapped therein.

We and Tekmira amended the terms of the license agreement in June 2009, as follows:

•	As amended, the amount of the milestone payment that we are required to make to Tekmira upon the FDA’s approval of a Marqibo NDA was increased.

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The original license agreement previously required us to make milestone payments upon the dosing of the first patient in any clinical trial of each of Alocrest and Brakiva.  Following the June 2009 amendment, such milestones are payable following the FDA’s acceptance for review of an NDA for such product candidates.  In addition, the milestone payments payable under the license agreement upon the FDA’s approval of an NDA for Alocrest and Brakiva were both increased in amount.

•	Tekmira’s share of any payments received by us from third parties in consideration of sublicenses granted to such third parties or for royalties received by us from such third parties was reduced.

•	The maximum aggregate amount of milestone payments for all product candidates was increased from $30.5 million to $37.0 million.

As a result of the June 2009 amendment, we reversed recognition of a previously accrued milestone payment to Tekmira which was achieved upon the enrollment of the first patient in our Phase 1 clinical trial in Brakiva.

In September 2010, we and Tekmira further amended the terms of the license agreement, as follows:

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Our maximum aggregate obligation for milestone payments to Tekmira for all three product candidates was decreased from $37.0 million to $19.0 million.  All of the affected milestone payment obligations relate to amounts triggered by the achievement of regulatory milestones for Marqibo.

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The royalty rates payable by us to Tekmira for net sales of Marqibo were modified by eliminating a tiered royalty rate structure based upon the amount of net sales and instead now provide for a single royalty rate without regard to the amount of net sales.  With respect to Alocrest and Brakiva, the license agreement continues to provide that we will pay royalties to Tekmira in the range of 5% to 10% of net sales, against which we may offset a portion of the research and development expenses we incur in connection with the development of those product candidates.

•	In consideration of the foregoing, we made a one-time payment to Tekmira of $5.75 million.

Pursuant to the terms of the Tekmira license, including all amendments, at our option the milestones may be paid in cash or, subject to certain restrictions, shares of our common stock. In addition to our obligations to make milestone payments and pay royalties to Tekmira, we also assumed all of Tekmira’s obligations to its licensors and collaborators relating to the Optisome products, which include aggregate milestone payments of up to $2.5 million, annual license fees and additional royalties.

The license agreement also provides that we will use our commercially reasonable efforts to develop each Optisome product, including causing the necessary and appropriate clinical trials to be conducted in order to obtain and maintain regulatory approval for each Optisome product and preparing and filing the necessary regulatory submissions for each Optisome product. We also agreed to provide Tekmira with periodic reports concerning the status of each Optisome product.

We are required to use commercially reasonable efforts to commercialize each Optisome product in each jurisdiction where an Optisome product has received regulatory approval. We will be deemed to have breached our commercialization obligations in the United States, or in Germany, the United Kingdom, France, Italy or Spain, if for a continuous period of 180 days at any time following commercial sales of an Optisome product in any such country, no sales of an Optisome product are made in the ordinary course of business in such country by us (or a sublicensee), unless the parties agree to such delay or unless we are prohibited from making sales by a reason beyond our control. If we breach this obligation, then Tekmira is entitled to terminate the license with respect to such Optisome product and for such country.

Under the license agreement, Tekmira will be the owner of patents and patent applications claiming priority to certain patents licensed to us, and we have an obligation to assign to Tekmira our rights to inventions covered by such patents or patent applications, and, when negotiating any joint venture, collaborative research, development, commercialization or other agreement with a third party, to require such third party to do the same.

The prosecution and maintenance of the licensed patents will be overseen by an IP committee having equal representation from us and Tekmira. We will have the right and obligation to file, prosecute and maintain most of the licensed patents, although Tekmira maintained primary responsibility to prosecute certain of the licensed patents.  The parties agreed to share the expenses of prosecution at varying rates.  We also have the first right, but not the obligation, to enforce such licensed patents against third party infringers, or to defend against any infringement action brought by any third party.

We agreed to indemnify Tekmira for all losses resulting from our breach of our representations and warranties, or other default under the license agreement, our breach of any regulatory requirements, regulations and guidelines in connection with the Optisome products, complaints alleging infringement against Tekmira with respect to our manufacture, use or sale of an Optisome product, and any injury or death to any person or damage to property caused by any Optisome product provided by us or our sublicensee, except to the extent such losses are due to Tekmira’s breach of a representation or warranty, Tekmira’s default under the agreement, and the breach by Tekmira of any regulatory requirements, regulations and guidelines in connection with licensed patent and related know-how. Tekmira has agreed to indemnify us for losses arising from Tekmira’s breach of representation or warranty, Tekmira’s default under the agreement, and the breach by Tekmira of any regulatory requirements, regulations and guidelines in connection with licensed patent and related know-how, except to the extent such losses are due to our breach of our representations and warranties, our default under the agreement, our breach of any regulatory requirements, regulations and guidelines in connection with the Optisome products, complaints alleging infringement against Tekmira with respect to our manufacture, use or sale of an Optisome product, and any injury or death to any person or damage to property caused by any Optisome product provided by us or our sublicensee.

Unless terminated earlier, the license grants made under the license agreement expire on a country-by-country basis upon the later of (i) the expiration of the last to expire patents covering each Optisome product in a particular country, (ii) the expiration of the last to expire period of product exclusivity covered by an Optisome product under the laws of such country, or (iii) with respect to the Tekmira Technology, on the date that all of the Tekmira Technology ceases to be confidential information. The covered issued patents are scheduled to expire between 2014 and 2021.

Either we or Tekmira may terminate the license agreement in the event that the other has materially breached its obligations thereunder and fails to remedy such breach within 90 days following notice by the non-breaching party. If such breach is not cured, then the non-breaching party may, upon 6 months’ notice to the breaching party, terminate the license in respect of the Optisome products or countries to which the breach relates. Tekmira may also terminate the license if we assert or intend to assert any invalidity challenge on any of the patents licensed to us. The license agreement also provides that either party may, upon written notice, terminate the agreement in the event of the other’s bankruptcy, insolvency, dissolution or similar proceeding. In the event Tekmira validly terminates the license agreement, all data, materials, regulatory filings and all other documentation reverts to Tekmira.

Assignment of Agreement with M.D. Anderson Cancer Center

In April 2007, Tekmira assigned to us its right and interest in and to a Patent and Technology License Agreement dated February 14, 2000 between Tekmira and M.D. Anderson Cancer Center.  As assigned to us, this agreement grants to us a royalty-bearing license to certain patents relating to Marqibo that are owned by M.D. Anderson.  As consideration for the license, we are required to pay to M.D. Anderson royalties on net sales of Marqibo, as well as an annual maintenance fee.  The M.D. Anderson license provides that we have the first right to prosecute and maintain the licensed patents at our expense.  In addition, we also have the first right to control any infringement claims against third parties. The M.D. Anderson license will be automatically terminated in the event we become bankrupt or insolvent, and may be terminated by M.D. Anderson in the event we default on our obligations under the agreement.

UBC Sublicense Agreement

In May 2006, we also entered into a sublicense agreement with Tekmira relating to Tekmira’s rights to certain patents it licensed from the University of British Columbia, or UBC. Under the UBC sublicense agreement, Tekmira granted to us an exclusive, worldwide sublicense under several patents relating to Alocrest and Brakiva, together with all knowledge, know-how, and techniques relating to such patents, called the UBC Technology. The UBC Technology is owned by UBC and licensed to Tekmira pursuant to a license agreement dated July 1, 1998. The UBC sublicense agreement provides that we will undertake all of Tekmira’s obligations contained in Tekmira’s license agreement with UBC, which includes the payment of royalties (in addition to the royalties owing to Tekmira under the license agreement between Tekmira and us) and an annual license fee. The provisions of the UBC sublicense agreement relating to our obligation to develop and commercialize the UBC Technology, termination and other material obligations are substantially similar to the terms of license agreement between Tekmira and us, as discussed above.

Assignment of Agreement with Elan Pharmaceuticals, Inc.

Pursuant to an Amended and Restated License Agreement dated April 3, 2003, between Tekmira (including two of its wholly-owned subsidiaries) and Elan Pharmaceuticals, Inc., Tekmira held a paid up, exclusive, worldwide license to certain patents, know-how and other intellectual property relating to vincristine sulfate liposomes. In connection with our transaction with Tekmira, Tekmira assigned to us all of its rights under the Elan license agreement pursuant to an Assignment and Novation Agreement dated May 6, 2006 among us, Tekmira and Elan.

As assigned to us, the Elan license agreement provides that Elan will own all improvements to the licensed patents or licensed know-how made by us or our sublicensees, which will in turn be licensed to us as part of the technology we license from Elan. Elan has the first right to file, prosecute and maintain all licensed patents and we have the right to do so if Elan decides that it does not wish to do so only pertaining to certain portions of the technology. Elan also has the first right to enforce such licensed patents and we may do so only if Elan elects not to enforce such patents. In addition, Elan has the right but not the obligation to control any infringement claim brought against Elan.

We have indemnification obligations to Elan for all losses arising from the research, testing, manufacture, transport, packaging, storage, handling, distribution, marketing, advertising, promotion or sale of the products by us, our affiliates or sublicensees, any personal injury suits brought against Elan, any infringement claim, certain third party agreements entered into by Elan, and any acts or omissions of any of our sublicensees.

The Elan license agreement, unless earlier terminated, will expire on a country by country basis, upon the expiration of the life of the last to expire licensed patent in that country. Elan may terminate the Elan license agreement earlier for our material breach upon 60 days’ written notice if we do not cure such breach within such 60 day period (we may extend such cure period for up to 90 days if we propose a course of action to cure the breach within the initial 60 day period and act in good faith to cure such breach), for our bankruptcy or going into liquidation upon 10 days’ written notice, or immediately if we, or our sublicense, directly or indirectly disputes the ownership, scope or validity of any of the licensed technology or support any such attack by a third party.

Menadione Topical Lotion

In October 2006, we entered into a license agreement with the Albert Einstein College of Medicine of Yeshiva University, a division of Yeshiva University, or the College. Pursuant to the agreement, we acquired an exclusive, worldwide, royalty-bearing license to certain patent applications, and other intellectual property relating to topical menadione. We are required to make milestone payments in the aggregate amount of $2.8 million upon the achievement of various clinical and regulatory milestones, as described in the agreement. We also agreed to pay annual maintenance fees, and to make royalty payments to the College on net sales of any products covered by a claim in any licensed patent. We may also grant sublicenses to the licensed patents and the proceeds resulting from such sublicenses will be shared with the College.

Intellectual Property

General

Patents and other proprietary rights are very important to the development of our business. We will be able to protect our proprietary technologies from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. It is our intention to seek and maintain patent and trade secret protection for our product candidates and our proprietary technologies. As part of our business strategy, our policy is to actively file patent applications in the United States and internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and compositions and improvements in each of these. We also rely on trade secret information, technical know-how, innovation and agreements with third parties to continuously expand and protect our competitive position. We own, or license the rights to, a number of patents and patent applications related to our product candidates, but we cannot be certain that issued patents will be enforceable or provide adequate protection or that the pending patent applications will issue as patents.

The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Therefore, we cannot predict with certainty the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. To date, there has been no consistent policy regarding the breadth of claims allowed in biotechnology patents. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. If our competitors prepare and file patent applications in the United States that claim technology also claimed by us, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine priority of invention, which could result in substantial cost, even if the eventual outcome is favorable to us. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our product candidates, any related patent may expire or remain in existence for only a short period following commercialization, thus reducing any advantage of the patent.

If patents are issued to others containing preclusive or conflicting claims and these claims are ultimately determined to be valid, we may be required to obtain licenses to these patents or to develop or obtain alternative technology. Our breach of an existing license or failure to obtain a license to technology required to commercialize our products may seriously harm our business. We also may need to commence litigation to enforce any patents issued to us or to determine the scope and validity of third-party proprietary rights. Litigation would create substantial costs. An adverse outcome in litigation could subject us to significant liabilities to third parties and require us to seek licenses of the disputed rights from third parties or to cease using the technology if such licenses are unavailable.

Optisomal Product Candidates

Pursuant to our license agreement with Tekmira and related sublicense with UBC, we have exclusive rights to 14 issued U.S. patents, 104 issued foreign patents, 5 pending U.S. patent applications and 24 pending foreign applications, covering composition of matter, method of use and treatment, formulation and process. These patents and patent applications cover sphingosome based pharmaceutical compositions including Marqibo, Alocrest and Brakiva, formulation, dosage, process of making the liposome compositions, and methods of use of the compositions in the treatment cancer, relapsed cancer, and solid tumors. The earliest of these issued patents expires in 2014 and the last of the issued patents expires in 2021.

Menadione Topical Lotion

We have exclusive, worldwide rights to a patent family consisting of one issued U.S. patent; one issued foreign patent and five pending foreign patent applications pursuant to our October 2006 license agreement with AECOM. The issued patent, which expires in 2026, covers a method of using menadione topical lotion in treating skin rash in patients taking biologic and small molecule EGFR inhibitors.  The patent applications cover, pharmaceutical compositions and methods of use (e.g., methods of treating and preventing a skin rash secondary to an anti-EGFR therapy). If any foreign patent issues from these applications, such a patent would be scheduled to expire in 2026, excluding any patent term extensions.

In addition, we solely own two pending provisional U.S. patent applications relating to menadione.  These applications cover topical formulations and methods of using menadione topical lotion in treating skin rash in patients taking biologic and small molecule EGFR inhibitors. If any patents issue from such applications, they would expire in 2029.

Other Intellectual Property Rights

We also depend upon trademarks, trade secrets, know-how and continuing technological advances to develop and maintain our competitive position. To maintain the confidentiality of trade secrets and proprietary information, we require our employees, scientific advisors, consultants and collaborators, upon commencement of a relationship with us, to execute confidentiality agreements and, in the case of parties other than our research and development collaborators, to agree to assign their inventions to us. These agreements are designed to protect our proprietary information and to grant us ownership of technologies that are developed in connection with their relationship with us. These agreements may not, however, provide protection for our trade secrets in the event of unauthorized disclosure of such information.

In addition to patent protection, we may utilize orphan drug regulations to provide market exclusivity for certain of our product candidates. The orphan drug regulations of the FDA provide incentives to pharmaceutical and biotechnology companies to develop and manufacture drugs for the treatment of rare diseases, currently defined as diseases that exist in fewer than 200,000 individuals in the United States, or, diseases that affect more than 200,000 individuals in the United States but that the sponsor does not realistically anticipate will generate a net profit. Under these provisions, a manufacturer of a designated orphan drug can seek tax benefits, and the holder of the first FDA approval of a designated orphan product will be granted a seven-year period of marketing exclusivity for such FDA-approved orphan product. We believe that certain of the indications for our product candidates will be eligible for orphan drug designation; however, we cannot assure you that our drugs will obtain such orphan drug designation or will be the first to reach the market and provide us with such market exclusivity protection.

Government Regulation and Product Approval

The FDA and comparable regulatory agencies in state and local jurisdictions and in foreign countries impose substantial requirements upon the testing (preclinical and clinical), manufacturing, labeling, storage, recordkeeping, advertising, promotion, import, export, marketing and distribution, among other things, of drugs and drug product candidates. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our products, and we may be criminally prosecuted.  We and our manufacturers may also be subject to regulations under other United States federal, state, and local laws.

United States Government Regulation

In the United States, the FDA regulates drugs under the Food, Drug and Cosmetic Act, or FDCA, and implementing regulations. The process required by the FDA before our product candidates may be marketed in the United States generally involves the following (although the FDA is given wide discretion to impose different or more stringent requirements on a case-by-case basis):

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completion of extensive preclinical laboratory tests, preclinical animal studies and formulation studies, all performed in accordance with the FDA’s good laboratory practice regulations and other regulations;

•	submission to the FDA of an investigational new drug, or IND, application which must become effective before clinical trials may begin;

•	performance of multiple adequate and well-controlled clinical trials meeting FDA requirements to establish the safety and efficacy of the product candidate for each proposed indication;

•	submission of an NDA to the FDA;

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satisfactory completion of an FDA pre-approval inspection of the manufacturing facilities at which the product candidate is produced, and potentially other involved facilities as well, to assess compliance with current good manufacturing practice, or cGMP, regulations and other applicable regulations; and

•	the FDA review and approval of the NDA prior to any commercial marketing, sale or shipment of the drug.

 The testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all. Risks to us related to these regulations are described under “Risk Factors – Risks Related to the Clinical Testing, Regulatory Approval and Manufacturing of Our Product Candidates.”

Preclinical tests may include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity and other effects in animals. The results of preclinical tests, together with manufacturing information and analytical data, among other information, are submitted to the FDA as part of an IND application. Subject to certain exceptions, an IND becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, issues a clinical hold to delay a proposed clinical investigation due to concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND, or those of our collaboration partners, may not result in the FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. The FDA must also approve changes to an existing IND. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice requirements and regulations for informed consent.

Clinical Trials

For purposes of NDA submission and approval, clinical trials are typically conducted in the following three sequential phases, which may overlap (although additional or different trials may be required by the FDA as well):

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Phase 1 clinical trials are initially conducted in a limited population to test the drug candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients. In some cases, particularly in cancer trials, a sponsor may decide to conduct what is referred to as a “Phase 1b” evaluation, which is a second safety-focused Phase 1 clinical trial typically designed to evaluate the impact of the drug candidate in combination with currently FDA-approved drugs.

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Phase 2 clinical trials are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the drug candidate for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase 2 clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase 3 clinical trials. In some cases, a sponsor may decide to conduct what is referred to as a “Phase 2b” evaluation, which is a second, confirmatory Phase 2 clinical trial that could, if positive and accepted by the FDA, serve as a pivotal clinical trial in the approval of a drug candidate.

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Phase 3 clinical trials are commonly referred to as pivotal trials. When Phase 2 clinical trials demonstrate that a dose range of the drug candidate is effective and has an acceptable safety profile, Phase 3 clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically dispersed clinical trial sites.

In some cases, the FDA may condition continued approval of an NDA on the sponsor’s agreement to conduct additional clinical trials with due diligence. In other cases, the sponsor and the FDA may agree that additional safety and/or efficacy data should be provided; however, continued approval of the NDA may not always depend on timely submission of such information. Such post-approval studies are typically referred to as Phase IV studies.

New Drug Application

The results of drug candidate development, preclinical testing and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, and the payment of a user fee, are submitted to the FDA as part of an NDA. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once an NDA is accepted for filing, the FDA begins an in-depth review of the application.

During its review of an NDA, the FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA may refuse to approve an NDA and issue a not approvable letter if the applicable regulatory criteria are not satisfied, or it may require additional clinical or other data, including one or more additional pivotal Phase III clinical trials. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and the FDA may interpret data differently than we or our collaboration partners interpret data. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. The FDA may withdraw drug approval if ongoing regulatory requirements are not met or if safety problems occur after the drug reaches the market. In addition, the FDA may require testing, including Phase IV clinical trials, and surveillance programs to monitor the effect of approved products that have been commercialized, and the FDA has the power to prevent or limit further marketing of a drug based on the results of these post-marketing programs. Drugs may be marketed only for the FDA-approved indications and in accordance with the FDA-approved label. Further, if there are any modifications to the drug, including changes in indications, other labeling changes, or manufacturing processes or facilities, we may be required to submit and obtain FDA approval of a new NDA or NDA supplement, which may require us to develop additional data or conduct additional preclinical studies and clinical trials.

The Hatch-Waxman Act

Under the Hatch-Waxman Act, newly-approved drugs and new conditions of use may benefit from a statutory period of non-patent marketing exclusivity. The Hatch-Waxman Act provides five-year marketing exclusivity to the first applicant to gain approval of an NDA for a new chemical entity, meaning that the FDA has not previously approved any other new drug containing the same active entity. The Hatch-Waxman Act prohibits the submission of an abbreviated NDA, or ANDA, or a Section 505(b)(2) NDA for another version of such drug during the five-year exclusive period; however, submission of a Section 505(b)(2) NDA or an ANDA for a generic version of a previously-approved drug containing a paragraph IV certification is permitted after four years, which may trigger a 30-month stay of approval of the ANDA or Section 505(b)(2) NDA. Protection under the Hatch-Waxman Act does not prevent the submission or approval of another “full” 505(b)(1) NDA; however, the applicant would be required to conduct its own preclinical and adequate and well-controlled clinical trials to demonstrate safety and effectiveness. The Hatch-Waxman Act also provides three years of marketing exclusivity for the approval of new and supplemental NDAs, including Section 505(b)(2) NDAs, for, among other things, new indications, dosages, or strengths of an existing drug, if new clinical investigations that were conducted or sponsored by the applicant are essential to the approval of the application. Some of our product candidates may qualify for Hatch-Waxman non-patent marketing exclusivity.

In addition to non-patent marketing exclusivity, the Hatch-Waxman Act amended the FDCA to require each NDA sponsor to submit with its application information on any patent that claims the drug for which the applicant submitted the NDA or that claims a method of using such drug and with respect to which a claim of patent infringement could reasonably be asserted if a person not licensed by the owner engaged in the manufacture, use, or sale of the drug. Generic applicants that wish to rely on the approval of a drug listed in the Orange Book must certify to each listed patent, as discussed above. We intend to submit for Orange Book listing all relevant patents for our product candidates.

Finally, the Hatch-Waxman Act amended the patent laws so that certain patents related to products regulated by the FDA are eligible for a patent term extension if patent life was lost during a period when the product was undergoing regulatory review, and if certain criteria are met. We intend to seek patent term extensions, provided our patents and products, if they are approved, meet applicable eligibility requirements.

Orphan Drug Designation and Exclusivity

The FDA may grant orphan drug designation to drugs intended to treat a rare disease or condition, which generally is a disease or condition that affects fewer than 200,000 individuals in the United States. Orphan drug designation must be requested before submitting an NDA. If the FDA grants orphan drug designation, which it may not, the identity of the therapeutic agent and its potential orphan use are publicly disclosed by the FDA. Orphan drug designation does not convey an advantage in, or shorten the duration of, the review and approval process. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to seven years of orphan drug exclusivity, meaning that the FDA may not approve any other applications to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity (superior efficacy, safety, or a major contribution to patient care). Orphan drug designation does not prevent competitors from developing or marketing different drugs for that indication. We received orphan drug status for Marqibo in January 2007 for the treatment of ALL.

Under European Union medicines laws, the criteria for designating a product as an “orphan medicine” are similar but somewhat different from those in the United States. A drug is designated as an orphan drug if the sponsor can establish that the drug is intended for a life-threatening or chronically debilitating condition affecting no more than five in 10,000 persons in the European Union or that is unlikely to be profitable, and if there is no approved satisfactory treatment or if the drug would be a significant benefit to those persons with the condition. Orphan medicines are entitled to ten years of marketing exclusivity, except under certain limited circumstances comparable to United States law. During this period of marketing exclusivity, no “similar” product, whether or not supported by full safety and efficacy data, will be approved unless a second applicant can establish that its product is safer, more effective or otherwise clinically superior. This period may be reduced to six years if the conditions that originally justified orphan designation change or the sponsor makes excessive profits.

Fast Track Designation

The FDA’s fast track program is intended to facilitate the development and to expedite the review of drugs that are intended for the treatment of a serious or life-threatening condition and that demonstrate the potential to address unmet medical needs. Under the fast track program, applicants may seek traditional approval for a product based on data demonstrating an effect on a clinically meaningful endpoint, or approval based on a well-established surrogate endpoint.  The sponsor of a new drug candidate may request the FDA to designate the drug candidate for a specific indication as a fast track drug at the time of original submission of its IND, or at any time thereafter prior to receiving marketing approval of a marketing application. The FDA will determine if the drug candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request.

If the FDA grants fast track designation, it may initiate review of sections of an NDA before the application is complete. This so-called “rolling review” is available if the applicant provides and the FDA approves a schedule for the submission of the remaining information and the applicant has paid applicable user fees. The FDA’s PDUFA review clock for both a standard and priority NDA for a fast track product does not begin until the complete application is submitted. Additionally, fast track designation may be withdrawn by the FDA if it believes that the designation is no longer supported by emerging data, or if the designated drug development program is no longer being pursued.

In some cases, a fast track designated drug candidate may also qualify for one or more of the following programs:

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Priority Review.  As explained above, a drug candidate may be eligible for a six-month priority review. The FDA assigns priority review status to an application if the drug candidate provides a significant improvement compared to marketed drugs in the treatment, diagnosis or prevention of a disease. A fast track drug would ordinarily meet the FDA’s criteria for priority review, but may also be assigned a standard review. Our NDA for Marqibo that we submitted in 2011 was not granted priority review and do not know whether any of our other drug candidates will be assigned priority review status or, if priority review status is assigned, whether that review or approval will be faster than conventional FDA procedures, or that the FDA will ultimately approve the drug.

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Accelerated Approval.  Under the FDA’s accelerated approval regulations, the FDA is authorized to approve drug candidates that have been studied for their safety and efficacy in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit to patients over existing treatments based upon either a surrogate endpoint that is reasonably likely to predict clinical benefit or on the basis of an effect on a clinical endpoint other than patient survival or irreversible morbidity. In clinical trials, surrogate endpoints are alternative measurements of the symptoms of a disease or condition that are substituted for measurements of observable clinical symptoms. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase IV or post-approval clinical trials to validate the surrogate endpoint or confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies with due diligence, or to validate a surrogate endpoint or confirm a clinical benefit during post-marketing studies, may cause the FDA to seek to withdraw the drug from the market on an expedited basis. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA.

In September 2011, the FDA notified us in writing that our NDA for Marqibo was accepted for filing under Subpart H – Accelerated Approval for New Drugs for Serious or Life Threatening Illnesses. There is no assurance that the FDA will grant accelerated approval of Marqibo based on the rALLy trial.  Instead, the FDA may require us to conduct the Phase 3 confirmatory study of Marqibo to obtain full approval.  Also, we intend to seek fast track designation, accelerated approval or priority review for our other product candidates, when appropriate. We cannot predict whether any of our other product candidates will obtain fast track, accelerated approval, or priority review designation, or the ultimate impact, if any, of these expedited review mechanisms on the timing or likelihood of the FDA approval of any of our other product candidates.

Satisfaction of the FDA regulations and approval requirements or similar requirements of foreign regulatory agencies typically takes several years, and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease. Typically, if a drug candidate is intended to treat a chronic disease, as is the case with some of the product candidates we are developing, safety and efficacy data must be gathered over an extended period of time. Government regulation may delay or prevent marketing of drug candidates for a considerable period of time and impose costly procedures upon our activities. The FDA or any other regulatory agency may not grant approvals for changes in dosage form or new indications for our product candidates on a timely basis, or at all. Even if a drug candidate receives regulatory approval, the approval may be significantly limited to specific disease states, patient populations and dosages. Further, even after regulatory approval is obtained, later discovery of previously unknown problems with a drug may result in restrictions on the drug or even complete withdrawal of the drug from the market. Delays in obtaining, or failures to obtain, regulatory approvals for any of our product candidates would harm our business. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

Pediatric Studies and Exclusivity

The FDCA provides an additional six months of non-patent marketing exclusivity and patent protection for any such protections listed in the Orange Book for new or marketed drugs if a sponsor conducts specific pediatric studies at the written request of the FDA. The Pediatric Research Equity Act of 2003, or PREA, authorizes the FDA to require pediatric studies for drugs to ensure the drugs’ safety and efficacy in children. PREA requires that certain new NDAs or NDA supplements contain data assessing the safety and effectiveness for the claimed indication in all relevant pediatric subpopulations. Dosing and administration must be supported for each pediatric subpopulation for which the drug is safe and effective. The FDA may also require this data for approved drugs that are used in pediatric patients for the labeled indication, or where there may be therapeutic benefits over existing products. The FDA may grant deferrals for submission of data, or full or partial waivers from PREA. PREA pediatric assessments may qualify for pediatric exclusivity. Unless otherwise required by regulation, PREA does not apply to any drug for an indication with orphan designation. We may also seek pediatric exclusivity for conducting any required pediatric assessments.

Other Regulatory Requirements

Any drugs manufactured or distributed by us or our collaboration partners pursuant to future FDA approvals are subject to continuing regulation by the FDA, including recordkeeping requirements and reporting of adverse experiences associated with the drug. Drug manufacturers and their subcontractors are required to register with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our third-party manufacturers. Failure to comply with the statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, sales or use, seizure of product, injunctive action or possible civil penalties. We cannot be certain that we or our present or future third-party manufacturers or suppliers will be able to comply with the cGMP regulations and other ongoing FDA regulatory requirements. If our present or future third-party manufacturers or suppliers are not able to comply with these requirements, the FDA may halt our clinical trials, require us to recall a drug from distribution, or withdraw approval of the NDA for that drug.

The FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the Internet. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning and/or untitled letters, corrective advertising and potential civil and criminal penalties.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our future products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country.

Under European Union regulatory systems, marketing authorizations may be submitted either under a centralized or mutual recognition procedure. The centralized procedure provides for the grant of a single marking authorization that is valid for all European Union member states. The mutual recognition procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marking authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

In addition to regulations in Europe and the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial distribution of our future products.

Reimbursement

In many of the markets where we intend to commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls by law and to drug reimbursement programs with varying price control mechanisms.

In the United States, there has been an increased focus on drug pricing in recent years. Although there are currently no direct government price controls over private sector purchases in the United States, federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs such as Medicaid. Various states have adopted further mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products. Federal legislation, enacted in December 2003, has altered the way in which physician-administered drugs covered by Medicare are reimbursed. Under the new reimbursement methodology, physicians are reimbursed based on a product’s “average sales price,” or ASP. This new reimbursement methodology has generally led to lower reimbursement levels. The new federal legislation also has added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers.

Public and private health care payors control costs and influence drug pricing through a variety of mechanisms, including through negotiating discounts with the manufacturers and through the use of tiered formularies and other mechanisms that provide preferential access to certain drugs over others within a therapeutic class. Payors also set other criteria to govern the uses of a drug that will be deemed medically appropriate and therefore reimbursed or otherwise covered. In particular, many public and private health care payors limit reimbursement and coverage to the uses of a drug that are either approved by the FDA or that are supported by other appropriate evidence (for example, published medical literature) and appear in a recognized drug compendium. Drug compendia are publications that summarize the available medical evidence for particular drug products and identify which uses of a drug are supported or not supported by the available evidence, whether or not such uses have been approved by the FDA. For example, in the case of Medicare coverage for physician-administered oncology drugs, the Omnibus Budget Reconciliation Act of 1993, with certain exceptions, prohibits Medicare carriers from refusing to cover unapproved uses of an FDA-approved drug if the unapproved use is supported by one or more citations in the American Hospital Formulary Service Drug Information, the American Medical Association Drug Evaluations, or the U.S. Pharmacopoeia Drug Information. Another commonly cited compendium, for example under Medicaid, is the DRUGDEX Information System.

Different pricing and reimbursement schemes exist in other countries. For example, in the European Union, governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national health care systems that fund a large part of the cost of such products to consumers. The approach taken varies from member state to member state. Some jurisdictions operate positive and/or negative list systems under which products may only be marketed once a reimbursement price has been agreed. Other member states allow companies to fix their own prices for medicines, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products, as exemplified by the National Institute for Clinical Excellence in the UK, which evaluates the data supporting new medicines and passes reimbursement recommendations to the government. In addition, in some countries cross-border imports from low-priced markets (parallel imports) exert a commercial pressure on pricing within a country.

Manufacturing

We currently rely on a number of third-parties, including contract manufacturing organizations and our collaborative partners, to produce our compounds. Marqibo requires three separate ingredients, sphingomyelin/cholesterol liposomes for injection, or SCLI, Vincristine Sulfate Injection, USP, and sodium phosphate for injection, all of which are handled by separate suppliers.  SCLI is manufactured by Cangene Corporation, Vincristine Sulfate Injection, USP is manufactured by Hospira and sodium phosphate for injection is manufactured by Jubilant Hollister-Steir Laboratories.  Alocrest and Brakiva are both manufactured by Gilead.  For Menadione, we have contracted with Contract Pharmaceuticals Limited.

Competition

We compete primarily in the segment of the biopharmaceutical market that addresses cancer and cancer supportive care, which is highly competitive. We face significant competition from many pharmaceutical, biopharmaceutical and biotechnology companies that are researching and selling products designed to address cancer in this market. Many of our competitors have significantly greater financial, manufacturing, marketing and drug development resources than we do. Large pharmaceutical companies in particular have extensive experience in clinical testing and in obtaining regulatory approvals for drugs. These companies also have significantly greater research capabilities than we do. In addition, many universities and private and public research institutes are active in cancer research. We also compete with commercial biotechnology companies for the rights to product candidates developed by public and private research institutes. Smaller or early-stage companies are also significant competitors, particularly those with collaborative arrangements with large and established companies.

We believe that our ability to successfully compete will depend on, among other things:

•	our ability to develop novel compounds with attractive pharmaceutical properties and to secure and protect intellectual property rights based on our innovations;

•	the efficacy, safety and reliability of our product candidates;

•	the speed at which we develop our product candidates;

•	our ability to design and successfully complete appropriate clinical trials;

•	our ability to maintain a good relationship with regulatory authorities;

•	the timing and scope of regulatory approvals;

•	our ability to manufacture and sell commercial quantities of future products to the market or enter into strategic partnership agreements with others; and

•	acceptance of future products by physicians and other healthcare providers.

Research and Development Expenses

Research and development expenses, which include salaries and related personnel costs, fees paid to consultants and outside service providers for laboratory development, manufacturing and other expenses relating to the acquiring, design, development, testing, and enhancement of our product candidates, including milestone payments for licensed technology, are the primary source of our overall expenses.  Research and development expenses totaled $13.4 million and $20.2 million for the years ended December 31, 2011 and December 31, 2010, respectively.

Employees

As of December 31, 2011, we employed 22 full-time employees and no part-time employees.  All employees are based at our San Mateo office. None of our employees are covered by a collective bargaining agreement. We believe our relationship with our employees to be good.

Additional Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to these reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Exchange Act are available free of charge via our website (www.talontx.com) as soon as reasonably practicable after they are filed with, or furnished to, the SEC.

Legal Proceedings

We are not a party to any material legal proceedings.

Description of Property

Our executive offices are located at 2207 Bridgepointe Parkway Suite 250, San Mateo, California 94404. We occupy this space, which consists of 14,411 square feet of office space, pursuant to a written sublease agreement under which we pay approximately $15,000 per month of rent through the term of the lease, from March 1, 2011 through July 25, 2012.  Upon the conclusion of our current lease term, we expect our rent to increase with the relocation of our corporate headquarters.

We believe that our existing facilities are adequate to meet our current requirements. We do not own any real property.

MANAGEMENT AND BOARD OF DIRECTORS

Directors and Executive Officers

The following table lists our executive officers and directors and their respective ages and positions as of the date of this prospectus:

Name	Age	Position(s) Held

Steven R. Deitcher, M.D.	47	President, Chief Executive Officer and Director
Craig W. Carlson	64	Senior Vice President, Chief Financial Officer
Samir M. Gharib	29	Controller, Director of Finance
Howard P. Furst, M.D.	43	Director
Cecilia Gonzalo	37	Director
Jonathan S. Leff	43	Director
Paul V. Maier	64	Director
Howard H. Pien	54	Director
Leon E. Rosenberg, M.D.	78	Chairman of the Board
Robert J. Spiegel, M.D.	62	Director

Steven R. Deitcher, M.D., has been President, Chief Executive Officer and a director of Talon since August 2007, and served as our Executive Vice President of Development and Chief Medical Officer from May 2007 to August 2007.  Prior to joining Talon, Dr. Deitcher served as Vice President and Chief Medical Scientist at Nuvelo, Inc. since 2004.  Prior to joining Nuvelo, from 1998 to 2004, Dr. Deitcher held a variety of positions in both the Department of Vascular Medicine and the Department of Hematology/Oncology while at The Cleveland Clinic Foundation, including Head of the Section of Hematology and Coagulation Medicine in the Department of Hematology/Oncology. Prior to that, he spent four years at The University of Tennessee in positions including Associate Chairman, Department of Medicine; Director, Combined Pediatric and Adult Thrombosis Clinic; and Director, Special Coagulation Laboratory. Dr. Deitcher earned his B.S. and M.D. in the Honors Program in Medical Education at Northwestern University Medical School.

Craig W. Carlson joined Talon as Vice President on March 1, 2010, was appointed Chief Financial Officer effective April 1, 2010, and was promoted to Senior Vice President on December 16, 2010. Mr. Carlson has held senior leadership and executive financial management positions for the past 25 years, including positions at two public healthcare companies. Most recently, from February 2009 to February 2010, Mr. Carlson served as Chief Financial Officer and Chief Operating Officer for 20 Cent Ventures, a new business incubator focused primarily on applying life science technologies to high value niche opportunities worldwide, where he was responsible for managing several businesses, including four international subsidiaries. From July 2006 to March 2008, he was Chief Financial Officer of Neurobiological Technologies, Inc. and from 1993 to 2005 Mr. Carlson worked at Cygnus, Inc where he served as Chief Financial Officer and Chief Operating Officer.  Mr. Carlson received his M.B.A. from the Stanford Graduate School of Business, his M.S. Ed. in Counseling from Hofstra University, and his B.A. in Political Science from Union College.

Samir M. Gharib joined Talon as Controller, Director of Finance in January 2012.  Prior to joining Talon as an employee, Mr. Gharib had served as Talon’s interim controller pursuant to the terms of an engagement agreement dated August 25, 2011 between Talon and Mr. Gharib’s former employer, CRC Results, Inc. (“CRC”), a consulting firm specializing in accounting, compliance, and risk advisory services.  From January 2008 until January 6, 2012, Mr. Gharib provided accounting services to CRC’s public company clients in the financial services, technology, retail, healthcare, and real estate fields.  Prior to joining CRC, Mr. Gharib was a member of KPMG’s Audit and Risk Advisory Services and Forensic Advisory Services groups from 2005 to 2007.  Mr. Gharib earned a B.S. in Business Administration from the Haas School of Business at the University of California, Berkeley in May 2005.

Howard P. Furst, M.D., has served as a director of Talon since December 2009.  Dr. Furst has over 20 years of experience in the healthcare industry and is currently a partner at Deerfield Management, a healthcare investment fund based in New York City, where he is primarily responsible for overseeing the firm’s private investments.  Prior to joining Deerfield Management in 2007, Dr. Furst was a portfolio manager for the healthcare group at Magnetar Capital, an investment fund, from 2006 to 2007.  Prior to joining Magnetar Capital, Dr. Furst was a principal at Maverick Capital, an investment firm, where he was primarily responsible for managing the firm’s investments in the pharmaceutical and biotechnology sectors.  Dr. Furst received his M.D. from the New York University School of Medicine, an M.B.A. with a dual concentration in finance and healthcare administration from the Wharton School of Business at the University of Pennsylvania, and a B.A. from the University of Pennsylvania.  Dr. Furst also serves as a director of the following privately-held companies: Eclat Pharmaceuticals, New American Therapeutics, and Veterinary Practice Partners.

Cecilia Gonzalo, a director of Talon since December 2011, is a Managing Director at Warburg Pincus LLC and a General Partner of Warburg Pincus & Co., where she focuses on healthcare investments in the biotechnology, pharmaceuticals, and healthcare services sectors.  Prior to joining Warburg Pincus in 2001, Ms. Gonzalo worked at Goldman Sachs in the firm’s Investment Banking Division focusing on corporate finance and mergers and acquisitions transactions in Latin America, as well as in the Principal Investment Area focusing on investments in the region.  Ms. Gonzalo received a B.A., cum laude, in Biochemical Sciences from Harvard College and an M.B.A. from Harvard Business School.  Ms. Gonzalo also serves as a director of Allos Therapeutics and Rib-X Pharmaceuticals.

Jonathan S. Leff, a director of Talon since June 2010, is a General Partner of Warburg Pincus & Co., a global private-equity firm, and a Managing Director and Member of Warburg Pincus LLC where he is responsible for the firm’s investment efforts in biotechnology and pharmaceuticals.  Prior to joining Warburg Pincus in 1996, he was a consultant at Oliver, Wyman & Co. Mr. Leff is currently a director of Allos Therapeutics, Inc., InterMune, Inc. and Protox Therapeutics, all publicly-traded life science companies.  Mr. Leff is also currently a director of several private companies and not-for-profit organizations. Mr. Leff received his A.B. in Government from Harvard College and his M.B.A. from Stanford University Graduate School of Business.

Paul V. Maier was appointed a director of Talon in March 2008.  Since November 2009, Mr. Maier has served as Chief Financial Officer of Sequenom, Inc., a publicly-held biotechnology company.  From January 2007 until November 2009, he served as an independent financial consultant. From October 1992 to January 2007, Mr. Maier served as Senior Vice President, Chief Financial Officer of Ligand Pharmaceuticals, Inc., a publicly-held biopharmaceutical company based in San Diego, CA. Prior to joining Ligand, Mr. Maier served as Vice President, Finance at DFS West, a division of DFS Group, L.P., a private multinational retailer from October 1990 to October 1992. From February 1990 to October 1990, Mr. Maier served as Vice President and Treasurer of ICN Pharmaceuticals, Inc., a pharmaceutical and biotechnology research products company. Mr. Maier held various positions in finance and administration at SPI Pharmaceuticals, Inc., a publicly held subsidiary of ICN Pharmaceuticals Group, from 1984 to 1988, including Vice President, Finance from February 1984 to February 1987. Mr. Maier also serves on the boards of directors of Pure Bioscience, Inc. and International Stem Cell Corp., both publicly-held companies. Mr. Maier received an M.B.A. from Harvard Business School and a B.S. from Pennsylvania State University.

Howard H. Pien has served as a director of Talon since April 2012.  Mr. Pien served as President and Chief Executive Officer of Medarex, Inc., a biotechnology company, from June 2007 until Medarex's acquisition by Bristol-Myers Squibb in September 2009. Prior to that, Mr. Pien served as the President and Chief Executive Officer and a director of Chiron Corporation from April 2003 until Chiron's acquisition by Novartis in April 2006.  Mr. Pien joined Chiron from GlaxoSmithKline, where he had responsibility as President, Pharmaceuticals International from December 2000 to March 2003. Mr. Pien previously held key positions in SmithKline Beecham's pharmaceuticals business in North America, the United Kingdom, and North Asia, culminating in his tenure as President, Worldwide Pharmaceuticals. Prior to joining SmithKline Beecham, Mr. Pien worked for Abbott Laboratories for six years and for Merck & Co. for five years, in positions of sales, marketing research, licensing and product management. Mr. Pien currently serves as a director of ViroPharma Incorporated, Vanda Pharmaceuticals, Inc., and ImmunoGen, Inc., each a publicly-traded biotechnology company.  He also serves as a director of Ikaria, a privately-held life sciences company, and as an advisor to Warburg Pincus.  Mr. Pien holds a B.S. degree from the Massachusetts Institute of Technology and an M.B.A. from Carnegie-Mellon University.

Leon E. Rosenberg, M.D., has served on our Board of Directors since February 2004 and has been our non-executive Chairman of the Board since March 2007. Dr. Rosenberg has been a Professor in the Princeton University Department of Molecular Biology and the Woodrow Wilson School of Public and International Public Affairs since September 1997. Since July 1999, he has also been Professor Adjunct of Genetics at Yale University School of Medicine. From January 1997 to March 1998, Dr. Rosenberg served as Senior Vice President, Scientific Affairs of Bristol-Myers Squibb, and from September 1991 to January 1997, Dr. Rosenberg served as President of the Bristol-Myers Squibb Pharmaceutical Research Institute. From July 1984 to September 1991, Dr. Rosenberg was Dean of the Yale University School of Medicine. Dr. Rosenberg also serves on the Boards of Directors of Lovelace Respiratory Research Institute, Karo Bio AB, and Medicines for Malaria Venture. Dr. Rosenberg received B.A. and M.D. degrees, both summa cum laude, from the University of Wisconsin. He completed his internship and residency training in internal medicine at Columbia Presbyterian Medical Center in New York City.

Robert J. Spiegel, M.D., was appointed a director of our company in July 2010 after being designated by Warburg Pincus pursuant to its rights under our June 2010 Investment Agreement.  From 1983 until his retirement in November 2009, Dr. Spiegel was employed by Schering Plough, serving in a number of positions of increasing responsibility, including Chief Medical Officer from 1998 until 2009.  Prior to joining Schering Plough, Dr. Spiegel was an Assistant Professor, Department of Medicine, NYU Medical Center. Dr. Spiegel obtained his M.D. from the University of Pennsylvania and a B.A., cum laude, from Yale University. Dr. Spiegel also serves as a director of Geron Corporation and Clavis Pharma, both publicly-held biopharmaceutical companies.

Experience, Qualifications, Attributes and Skills of Directors

We look to our directors to lead us through our continued growth as an early-stage public biopharmaceutical company.  Our directors bring their leadership experience from a variety of life science companies and professional backgrounds which we require to continue to grow and bring value to our stockholders.  Dr. Deitcher’s academic and clinical expertise in oncology and hematology offers a unique perspective into the development and practical application of our product candidates.  Dr. Deitcher’s current position as our President and CEO also allows him to provide a unique insight into our business, including our development and growth.  Dr. Furst’s scientific and financial expertise, including his substantial experience evaluating and investing in public and private healthcare companies, provides our board of directors with valuable insight into the financial and operational aspects of our decision-making processes.  Likewise, Mr. Leff’s, Mr. Pien’s, and Ms. Gonzalo’s financial and business acumen, as well their experience evaluating and investing in public and private healthcare companies, make them each well suited to serve as a director.  In addition, Mr. Leff has substantial experience serving on the boards of public and private pharmaceutical companies. Mr. Maier has significant experience with early stage biopharmaceutical companies and brings depth of knowledge in building stockholder value, growing a company from inception and navigating significant corporate transactions and the public company process.  As a result of his experience in the role of chief financial officer and treasurer of public companies, Mr. Maier also brings extensive finance, accounting and risk management knowledge to us.  Dr. Rosenberg’s medical background and experience in the pharmaceutical industry allows him to contribute significant scientific and operational expertise.  Dr. Spiegel, a medical oncologist and former pharmaceutical executive, possesses skills and experience that allow him to provide unique insight and perspective into our business and operations and constructive feedback to our executive management.

Pursuant to the terms of our June 2010 Investment Agreement, Warburg Pincus has the right to designate up to five persons as directors of our company.  Currently, Messrs. Leff and Pien, Ms. Gonzalo and Dr. Spiegel were each appointed directors upon designation by Warburg Pincus. Pursuant to the terms of the January 2012 Investment Agreement, Deerfield Management has the right to designate one director, who will initially be Dr. Furst.  Thereafter, if Deerfield Management fails to participate to its pro rata share in a subsequent investment under the Investment Agreement or if its beneficial ownership decreases below 10%, then Deerfield Management’s right to designate one director terminates immediately.

Independence of the Board of Directors

Our Board of Directors, after reviewing all relevant transactions or relationships between each director, or any of his family members, and Talon, its senior management and its independent registered public accounting firm, has determined that  Mr. Maier, Dr. Rosenberg and Dr. Spiegel are “independent” directors within the meaning of all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in the applicable Nasdaq listing standards.

Executive Compensation

The following summary compensation table reflects cash and non-cash compensation for the 2010 and 2011 fiscal years awarded to or earned by (i) each individual serving as our principal executive officer during the fiscal year ended December 31, 2011; (ii) each individual that served as an executive officer at the end of the fiscal year ended December 31, 2011 and who received in excess of $100,000 in total compensation during such fiscal year; and (iii) up to two additional individuals who received in excess of $100,000 in total compensation during such fiscal year but was not serving as an executive officer during the fiscal year.  We refer to these individuals as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Option Awards (1)	Non-Equity Incentive Plan Compensation (2)	All Other Compensation (3)	Total

Steven R. Deitcher President & CEO	2011 2010	$454,230 441,000	$ 136,269 (4) –	$ – 900,125	$ 90,846 308,700 (6)	$ 26,438(5) 20,655(5)	$ 707,783 1,670,480
Craig W. Carlson (7) Sr. VP, CFO	2011 2010	$323,850 245,833	$ 25,908 (8) 11,500 (10)	$ – 377,791	$ 51,816 88,500	$ 44,573(9) 46,493(9)	$ 446,147 770,117
Anne E. Hagey (11) Former VP, Chief Medical Officer	2011 2010	$ 86,250 345,000	$ – –	$ – 78,626	$ – –	$30,331 (12) 26,576 (12)	$ 116,581 450,202
Tyler M. Nielsen (13) Former Controller	2011 2010	$102,240 145,600	$ – –	$ – 35,798	$ – 30,000	$24,562 (14) 28,950 (14)	$ 126,802 240,348

(1)
Amounts reflect the aggregate grant date fair value of option awards granted in the respective fiscal years as computed in accordance with Financial Accounting Standards Board’s Accounting Standards Codification 718 “Compensation – Stock Compensation,” excluding the effect of estimated forfeitures. For awards that are subject to performance conditions, amounts reflect the assumption that the highest level of performance conditions will be achieved.  Refer to the assumptions used in applying the Black-Scholes-Merton option pricing model to determine the fair value of awards granted in Note 5, “Stockholders’ Deficit” to financial statements for years ended December 31, 2011 and 2010.

(2)
Amount reflects cash incentives both paid and accrued for services related to 2010 and 2011.  All accrued bonuses relating to performance in 2010 and 2011 included in totals were paid early in the first quarters of 2011 and 2012, respectively. Cash incentives relate to services performed during the fiscal year pursuant to performance incentives earned.

(3)	Except as otherwise noted for a named executive officer, these amounts consist solely of matching contributions made to the named executives’ respective 401(k) plan contributions.
(4)	Represents amount paid to Mr. Deitcher as a performance bonus for 2011 in excess of his targeted bonus of $90,846, which amount is reflected under “Non-Equity Incentive Plan Compensation,” above.
(5)
Consists of $16,500 in matching contributions made to Dr. Deitcher’s 401(k) plan in each of 2011 and 2010, as well as $9,938 and $4,155 in premiums paid for health and life insurance in 2011 and 2010, respectively.

(6)
Dr. Deitcher was awarded a cash performance bonus of $308,700 for 2010.  However, in lieu of cash, $88,200 of such performance bonus was paid by the issuance of 179,192 shares of restricted stock pursuant to our 2010 Equity Incentive Plan.  The restricted shares vested in their entirety on June 15, 2011.

(7)	Mr. Carlson’s employment with us commenced on March 1, 2010 and his appointment as our Chief Financial Officer was effective as of April 1, 2010.
(8)	Represents amount paid to Mr. Carlson as a performance bonus for 2011 in excess of his targeted bonus of $51,816, which amount is reflected under “Non-Equity Incentive Plan Compensation,” above.
(9)
Consists of $14,013 and $16,193 in matching contributions made to Mr. Carlson’s 401(k) plan in 2011 and 2010, respectively, as well as $30,560 and $30,300 in premiums paid for health and life insurance in 2011 and 2010, respectively.

(10)
Represents amount paid to Mr. Carlson as a performance bonus for 2010 in excess of his maximum targeted bonus of $88,500, which amount is reflected under “Non-Equity Incentive Plan Compensation,” above.

(11)
Pursuant to a Separation and Mutual Release Agreement dated January 11, 2011, between Dr. Hagey and us, Dr. Hagey resigned her employment with us effective as of March 31, 2011.  In exchange for a mutual release of claims, we agreed to continue to pay Dr. Hagey her current annualized base salary for a period of one additional month following her termination of employment.

(12)
In 2010, consists of $16,500 in 401(k) plan matching contributions in 2010 and $10,076 in premiums paid for life insurance benefits. In 2011, consists of $28,750 in severance and $1,581 in premiums paid for life and health insurance.

(13)
Mr. Nielsen, our former Controller, was appointed interim Chief Financial Officer effective as of November 16, 2009, and served in this interim position until Mr. Carlson’s appointment as Chief Financial Officer, which was effective April 1, 2010.  Mr. Nielsen resigned his employment effective August 26, 2011.

(14)
Consists of $7,750 and $7,280 in 401(k) plan matching contributions in each of 2011 and 2010, as well as $16,812 and $21,670 in premiums paid for health and life insurance for each of 2011 and 2010, respectively.

Employment Agreements and Other Compensation Matters

Steven R. Deitcher, M.D.

Salary and Bonus.  Dr. Deitcher’s employment with us is governed by an employment agreement dated June 6, 2008, which was amended January 6, 2011 and December 27, 2011.  The employment agreement, which replaced and superseded a prior agreement dated May 6, 2007, provides for Dr. Deitcher’s employment as Chief Executive Officer for a term ending December 31, 2014, unless terminated earlier.  Pursuant to the agreement, Dr. Deitcher was entitled to an initial annual base salary of $420,000, which amount will be reviewed by the board of directors at least annually and never decreased.  During 2011, Dr. Deitcher’s annualized base salary was $454,230 and was increased to $467,857 for 2012.

At the discretion of our board of directors, Dr. Deitcher is also eligible to receive an annual bonus in an amount targeted at 50% of his base salary based upon the achievement of specified Company goals approved by the board of directors, except that the bonus shall be equal to 70% of his base salary in the event all specified goals are satisfied in their entirety. For 2011, the Board of Directors determined that 40% of the 2011 performance targets were achieved, and 60% of the targets (consisting of our receipt of FDA marketing approval for our Marqibo product candidate) were not achieved.  In addition to awarding the portion of target bonus in proportion to targets achieved in 2011, the Board in its discretion awarded to Dr. Deitcher additional amounts in recognition of his exceptional performance and contributions in 2011. On February 17, 2012, the Board awarded Dr. Deitcher a bonus of $227,115. Further, the Board determined that Dr. Deitcher would be eligible to receive an additional bonus payable upon FDA approval of our Marqibo NDA in an amount equal to 100% of his 2011 target bonus, less the total amount previously awarded for 2011, or $90,846.  In addition to the foregoing, Dr. Deitcher is also entitled to receive a one-time bonus of $150,000 if our NDA for Marqibo is approved by the FDA.

Post-Termination Benefits.  In the event Dr. Deitcher is terminated upon a “change of control,” he will receive (i) his then-current annualized base salary and health insurance for a period of 12 months following the date of the termination, (ii) the maximum discretionary bonus (at the 70% targeted rate) for which he would have been eligible in the year of the termination, and (iii) an acceleration in the vesting of all options to purchase shares of our common stock then held by him. If Dr. Deitcher is terminated by us other than for “cause” or upon a change of control, or if Dr. Deitcher terminates his employment for “good reason,” or if we elect not to renew the employment agreement at the end of its term, then Dr. Deitcher will receive (x) his then-current annualized base salary and health insurance for a period of 12 months following the date of the termination, (y) the maximum discretionary bonus (at the 50% targeted rate) for which he would have been eligible in the year of the termination, prorated for the number of months Dr. Deitcher was employed by us in the year of termination, and (z) an acceleration in the vesting of all of his stock options to provide for 12 additional months of vesting.

Pursuant to the December 27, 2011 amendment to the employment agreement, the severance benefits payable to Dr. Deitcher were increased under certain circumstances.  The amendment provides that if (i) we receive FDA approval of our Marqibo NDA on or before December 31, 2012, and (ii) following such approval,  we terminate Dr. Deitcher’s employment other than for “cause” or if Dr. Deitcher terminates his employment for “good reason,” then Dr. Deitcher will receive (x) his then-current annualized base salary and health insurance for a period of 18 months (increased from 12 months) following the date of the termination, (y) 150% (increased from 100%) of the maximum discretionary bonus for which he would have been eligible in the year of the termination, pro-rated for the number of months that he was employed during such year, and (z) an immediate acceleration in the vesting of all options to purchase shares of our common stock then held by him to provide for 18 additional months (increased from 12 additional months) of vesting.

The term “cause” under the employment agreement means the following conduct or actions taken by Dr. Deitcher: (i) his willful and repeated failure or refusal to perform his duties under the agreement that is not cured by within 30 days after written notice thereof is given by us; (ii) any willful, intentional or grossly negligent act having the effect of injuring, in a material way (whether financial or otherwise), our business or reputation; (iii) willful and material misconduct in respect of his duties or obligations; (iv) the conviction of any felony or a misdemeanor involving a crime of moral turpitude; (v) the determination by us that Dr. Deitcher engaged in material harassment or discrimination prohibited by law; (vi) any misappropriation or embezzlement of our property; (vii) a breach of the non-solicitation, invention assignment and confidentiality provisions of the employment agreement; or (viii) a material breach of any other material provision of the employment agreement that is not cured within 30 days after we provide written notice thereof.

The term “change of control” means any of the following: (A) the direct or indirect acquisition by a person in one or a series of related transactions of our securities representing more than 50% of our combined voting power; or (B) the disposition by us of all or substantially all of our business and/or assets in one or a series of related transactions, other than a merger effected to change our state of domicile.

The term “good reason” means (1) a material breach by us of the employment agreement, which we do not cure within 30 days after written notice thereof is given to us; (2) a change in the lines of reporting such that Dr. Deitcher no longer directly reports to our Board; (3) a reduction in Dr. Deitcher’s compensation or other benefits except such a reduction in connection with a general reduction in compensation or other benefits of all senior executives; (4) a material reduction in Dr. Deitcher’s authority, duties, responsibilities, or title; or (5) a relocation of Dr. Deitcher’s principal place of performance by more than 30 miles from our former South San Francisco office location.

Craig W. Carlson

Salary and Bonus. Mr. Carlson’s employment with us is governed by the terms of a letter agreement dated February 5, 2010, as amended on February 17, 2010 and December 27, 2011.  Pursuant to the letter agreement, as amended, Mr. Carlson’s employment with us commenced March 1, 2010, but his appointment as Chief Financial Officer was not effective until April 1, 2010.  The letter agreement provides that he is entitled to an annualized base salary of $295,000, which was increased to $323,850 for 2011 and to $333,566 for 2012.

Pursuant to the letter agreement, Mr. Carlson was initially eligible to receive an annual bonus in an amount targeted at 30% of his base salary based upon the achievement of specified Company goals approved by the board of directors, which targeted amount was subsequently increased to 40% of his base salary for 2011. For 2011, the Board of Directors determined that 40% of the 2011 performance targets were achieved, and 60% of the targets (consisting of our receipt of FDA marketing approval for our Marqibo product candidate) were not achieved.  In addition to awarding the portion of target bonus in proportion to targets achieved in 2011, the Board in its discretion awarded to Mr. Carlson additional amounts in recognition of his exceptional performance and contributions in 2011. On February 17, 2012, the Board awarded Mr. Carlson a bonus of $77,724. Further, the Board determined that Mr. Carlson would be eligible to receive an additional bonus payable upon FDA approval of our Marqibo NDA in an amount equal to 100% of his 2011 target bonus, less the total amount previously awarded for 2011, or $51,816.

Post-Termination Benefits.  The letter agreement further provides that if we terminate Mr. Carlson’s employment without “cause,” or if he terminates his employment for “good reason,” then he is entitled to continue receiving his then current annualized base salary and medical benefits for a period of six months following such termination.  Pursuant to the December 27, 2011 amendment to the letter agreement, the severance benefits payable to Mr. Carlson were increased under certain circumstances.  The amendment provides that if (i) we receive FDA approval of our Marqibo NDA on or before December 31, 2012, and (ii) following such approval we terminate Mr. Carlson’s employment other than for “cause” or if Mr. Carlson terminates his employment for “good reason,” then Mr. Carlson will receive his then-current annualized base salary and health insurance for a period of 12 months (increased from 6 months) following the date of the termination.

For purposes of the letter agreement, the term “cause” means the following actions committed by Mr. Carlson: (i) his willful and repeated failure, disregard or refusal by to perform his employment duties, or his willful misconduct in respect of his duties or obligations; (ii) any willful, intentional or grossly negligent act having the effect of materially injuring (whether financial or otherwise) our business or reputation or any of our affiliates; (iii) conviction of any felony or a misdemeanor involving a crime of moral turpitude; (iv) engagement in illegal harassment; (v) misappropriation or embezzlement by Mr. Carlson of our property; or (vi) a material breach by Mr. Carlson of any of his obligations under any other agreement or policy.

The term “good reason” means (1) a reduction in Mr. Carlson’s annual base salary or annual target bonus rate or a material reduction in the benefits provided to him, taken as a whole, in each case without his consent, but not if all senior executives also incur such reduction in compensation or other benefits, or (2) a significant reduction in Mr. Carlson’s duties and responsibilities, but in each case after we have failed to correct such event after 30 days’ written notice from Mr. Carlson.

Samir M. Gharib

Salary and Bonus.  Mr. Gharib’s employment with us is governed by a letter agreement dated December 26, 2011.  The letter agreement provides for Mr. Gharib’s employment as our Controller, Director of Finance, effective as of January 9, 2012.  Pursuant to the letter agreement, Mr. Gharib is entitled to an annualized base salary of $160,000, and will be eligible to receive an annual performance cash bonus up to 20% of his annualized base salary. Mr. Gharib previously served as our interim controller pursuant to the terms of an engagement agreement dated August 25, 2011 between us and Mr. Gharib’s former employer, CRC Results, Inc. (“CRC”), a consulting firm specializing in accounting, compliance, and risk advisory services.  We submitted written notice of termination of the engagement agreement to CRC on December 26, 2011, effective as of January 6, 2012.

Stock Options.   Pursuant to the letter agreement, upon the commencement of his employment, Mr. Gharib was granted a 10-year stock option to purchase 75,000 shares of our common stock at an exercise price per share of $0.485. The stock option, which vests in 48 equal monthly installments over four years, was awarded pursuant to the 2010 Equity Incentive Plan and is evidenced by a stock option agreement in the standard form of agreement for use under the 2010 Equity Incentive Plan.

2012 Severance Payment Plan

In February 2012, we adopted the Talon Therapeutics, Inc. 2012 Severance Payment Plan (the “Severance Plan”).  All full-time regular employees are eligible to participate in the Severance Plan, except such employees with individual employment agreements that provide for benefits in connection with a termination of employment.  Subject to their execution and non-revocation of a general release of claims, eligible participants are entitled to the following benefits in the event their employment is terminated by us without cause.  Employees at the level of Vice President and higher shall receive 3 months continued base salary and health insurance coverage, which shall be increased to 6 months if such termination occurs following FDA Approval.  All other employees shall receive 2 months continued base salary and health insurance coverage, which shall increase to 3 months if such termination occurs following FDA Approval.  The Severance Plan is unfunded and all benefits payable under the plan shall be paid only from our general assets.

2012 Change of Control Payment Plan

In February 2012, we adopted the Talon Therapeutics, Inc. 2012 Change of Control Payment Plan (the “Change of Control Plan”).  Our full-time employees serving at and above the level of Vice President as of the time of the change of control transaction are eligible to receive benefits under the Change of Control Plan upon the effective time of a “change of control” transaction.

The Change of Control Plan provides for total benefits payable to eligible participants in an amount equal to 7.5% of the Change of Control Proceeds exceeding the sum of (i) $40 million and (ii) the gross cash proceeds received by us in an equity financing completed on or after January 1, 2012 (the “Plan Benefits”).  For purposes of the plan, the terms “Change of Control Proceeds” means all cash and the fair market value of all property paid, directly or indirectly, to us or our stockholders in consideration for their shares of capital stock, but excluding (1) fees and expenses incurred by us in connection with such transaction, (2) amounts payable under employment or consulting agreements and (3) the value of any Company debt paid or assumed by the acquirer in such transaction.  Of the total Plan Benefits, the Change of Control Plan provides that Dr. Deitcher, our President & Chief Executive Officer, is entitled to 53.33%, and that Mr. Carlson, our Sr. V.P. & Chief Financial Officer, is entitled to 13.33%, provided each remains employed in such positions at the time of the change of control transaction.  The remaining Plan Benefits will be allocated among the other eligible participants in the discretion of the Board.  However, each participant’s share of the Plan Benefits shall be reduced, on a dollar-for-dollar basis, by the amount of cash and/or value of other property received by such participant in connection with the change of control transaction in respect of outstanding stock options or other stock incentives held by the participant.  The Change of Control Plan is unfunded and all benefits payable under the plan shall be paid only from our general assets.

The Plan Benefits shall be payable to eligible participants in the same manner and form and at the same time as the consideration payable to our stockholders in connection with the change of control transaction.  For example, (i) to the extent our stockholders receive mixed consideration consisting of cash and securities in consideration for their shares of our stock, then the Plan Benefits shall consist of cash and identical securities in the same proportion as payable to our stockholders, and (ii) to the extent a portion of the consideration payable to our stockholders is subject to future contingencies or earn-outs, then an identical portion of the Plan Benefits shall be subject to the same contingencies.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning stock options held by the named executive officers at December 31, 2011:

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Steven R. Deitcher	100,000 25,000 162,500 50,000 152,778 38,194 43,750 408,750	– – – 25,000 97,222 24,306 43,750 1,226,250	6.60 6.96 4.48 0.56 0.76 0.76 0.92 0.495	05/21/2017 08/24/2017 12/14/2017 02/24/2019 02/16/2020 02/16/2020 06/07/2020 12/21/2020	(1) (2) (3) (4) (5) (6) (7) (8)
Craig W. Carlson	53,472 31,250 176,250	34,028 31,250 528,750	0.76 0.92 0.495	03/01/2020 06/07/2020 12/21/2020	(9) (7) (8)
______________________
(1)	Option granted May 21, 2007, and which vested in three equal annual installments commencing on the first anniversary of the grant.
(2)	Option granted August 24, 2007, and which vested in three equal annual installments commencing on the first anniversary of the grant.
(3)	Option granted December 14, 2007, and which vested in three equal annual installments commencing on the first anniversary of the grant.
(4)	Option granted February 24, 2009, and which vests in three equal annual installments commencing on the first anniversary of the grant.
(5)
Option granted February 16, 2010, one-third of which is exercisable on the first anniversary of the grant and the remaining two-thirds becomes exercisable in 24 equal monthly installments beginning March 2011.

(6)
Option granted February 16, 2010, the exercisability of which was subject to both continued employment and the achievement of a regulatory milestone relating to Marqibo, which was satisfied in 2010. Exercisability of the option is also subject to continued employment, one-third of which vests on the first anniversary of the grant date and the remaining two-thirds vest in 24 equal monthly installments beginning in March 2011.

(7)	Option granted June 7, 2010, one-third of which vests on the first anniversary of the grant and the remaining two-third vest in 24 equal monthly installments beginning July 2011.
(8)	Option granted December 21, 2010 and which vests in 48 equal monthly installments commencing January 21, 2011.
(9)
Option granted March 1, 2010 upon the commencement of Mr. Carlson’s employment, one-third of which vests on the first anniversary of the grant and the remaining two-third vest in 24 equal monthly installments beginning April 2011.

Compensation of Directors

Our non-employee directors are entitled to receive the following in consideration for their service on the Board: (1) a cash fee of $2,500 for attendance at each regular quarterly meeting of the Board; (2) an annual retainer fee of $20,000, as compensation for special Board and other meetings; and (3) an annual stock option grant relating to 35,000 shares of common stock, which option vests upon the first anniversary of the grant and accelerates upon a “change of control” of the Company. In lieu of the foregoing compensation, Dr. Rosenberg, as our non-executive chairman of the Board, is entitled to an annual retainer of $50,000, a meeting fee of $4,000 and an annual stock option grant of 65,000 shares.  Mr. Maier, as Chair of our Audit Committee, is entitled to receive, in addition to the compensation set forth above for non-employee directors, an annual stock option grant relating to 12,000 shares of common stock.  Effective April 1, 2011, in addition to the compensation set forth above, our non-employee directors are entitled to receive, upon their initial appointment or election to the Board, a stock option grant relating to 50,000 shares of common stock, which option shall vest in three equal annual installments commencing on the first anniversary of such appointment or election.  The following table sets forth the compensation paid to our directors in 2011.

Name (1)	Fees Earned or Paid in Cash	Option Awards (2)	Total
Nishan de Silva (3)	$32,500	$21,667	$54,167
Andrew Ferrer (4)	32,500	21,667	54,167
Howard P. Furst	32,500	21,667	54,167
Cecilia Gonzalo (3)	2,500	--	2,500
Jonathan S. Leff	32,500	21,667	54,167
Paul V. Maier	32,500	29,095	61,595
Leon E. Rosenberg	70,000	40,238	110,238
Robert J. Spiegel	32,500	21,667	54,167
______________
(1)
Steven R. Deitcher, our President and Chief Executive Officer, has been omitted from this table since he receives no additional compensation for serving on our Board; his compensation is described above under “Management and Board of Directors – Executive Compensation.”

(2)
Amounts reflect the grant date fair value of stock option awards granted in April 2011, computed pursuant to Financial Accounting Standards Board’s Accounting Standards Codification 718 “Compensation – Stock Compensation,” excluding the effect of estimated forfeitures. Refer to the assumptions used in applying the Black-Scholes-Merton option pricing model to determine the fair value of awards granted in Note 5, “Stockholders’ Deficit” to financial statements for years ended December 31, 2011 and 2010.

(3)
Dr. Nishan de Silva resigned from the Board effective as of December 14, 2011. Upon the resignation of Dr. de Silva, Warburg Pincus designated Cecilia Gonzalo, a Managing Director at Warburg Pincus, for appointment to the Board pursuant to the terms of the June 2010 Investment Agreement between the Company and Warburg Pincus.  The stock option award relating to 50,000 shares of common stock to which Ms. Gonzalo became entitled upon her initial appointment to the Board on December 14, 2011 was not granted until February 17, 2012, and is thus omitted from this table.

(4)	Mr. Ferrer resigned from the Board effective as of April 20, 2012.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the ownership of our common stock, Series A-1 Preferred and Series A-2 Preferred as of April 19, 2012, by: (i) each of our current directors; (ii) each of our “named executive officers,” as set forth above; (iii) all of our current directors and executive officers as a group; and (iv) all those known by us to be beneficial owners of at least 5% of our common stock. Beneficial ownership is determined under rules promulgated by the SEC. Under those rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days through the exercise or conversion of any stock option, convertible security, warrant or other right. Inclusion of shares in the table does not, however, constitute an admission that the named stockholder is a direct or indirect beneficial owner of those shares. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all shares of capital stock listed as owned by that person or entity. Unless otherwise indicated, the address of each of the following persons is c/o Talon Therapeutics, Inc., 2207 Bridgepointe Parkway, Suite 250, San Mateo, California 94404.

Name	Shares of Common Stock Beneficially Owned	Percent of Class	Shares of Series A-1 Preferred Beneficially Owned	Percent of Class	Shares of Series A-2 Preferred Beneficially Owned	Percent of Class

Steven R. Deitcher (1)	1,480,962	6.4	–	–	–	–
Craig W. Carlson (2)	381,979	*	–	–	–	–
Anne E. Hagey	72,395	*	–	–	–	–
Tyler M. Nielsen	372	*	–	–	–	–
Jonathan S. Leff (3)(4)	92,103,447	80.8	371,307	90	99,000	80.1
Cecilia Gonzalo (4)	92,058,447	80.8	371,307	90	99,000	80.1
Howard P. Furst (2)	45,000	*	–	–	–	–
Paul V. Maier (5)	86,250	*	–	–	–	–
Howard H. Pien	–	–	–	–	–	–
Leon E. Rosenberg (6)	167,300	*	–	–	–	–
Robert J. Spiegel (2)	45,000	*	–	–	–	–
All directors and officers as a group (10 persons)	94,317,751	81.3	371,307	90	99,000	80.1
Warburg Pincus & Co. (7)(8) 450 Lexington Avenue New York, NY 10017	92,058,447	80.8	371,307	90	99,000	80.1
James E. Flynn (8)(9) 780 Third Avenue, 37th Floor New York, NY 10017	17,520,989	47.4	41,255	10	99,000	19.9
_________________________
* represents less than 1%.

(1)	Includes 1,296,770 shares issuable upon the exercise of stock options.

(2)	Represents shares issuable upon the exercise of stock options.

(3)	Includes 45,000 shares issuable upon the exercise of stock options.

(4)
Mr. Leff and Ms. Gonzalo are each Members and Managing Directors of Warburg Pincus LLC (“WP LLC”), a New York limited liability company that manages each of the Warburg Pincus Purchasers.  Mr. Leff and Ms. Gonzalo disclaim beneficial ownership of all capital stock held by the Warburg Pincus Purchasers, except to the extent of any indirect pecuniary interest therein.  See also Notes (7) and (8), below.

(5)	Includes 84,500 shares issuable upon the exercise of stock options.

(6)	Includes 167,050 shares issuable upon the exercise of stock options.

(7)
Pursuant to the Investment Agreement, the Warburg Pincus Purchasers purchased an aggregate of 99,000 shares of Series A-2 Preferred on January 9, 2012. Of this amount, Warburg Pincus Private Equity X, L.P. (“WPX”) purchased 95,931 shares, which are convertible into 32,782,095 shares of common stock as of April 19, 2012, and Warburg Pincus X Partners, L.P. (“WPPX”) purchased 3,069 shares, which are convertible into 1,048,756 shares as of April 19, 2012.  Pursuant to the 2010 Investment Agreement, the Warburg Pincus Purchasers purchased an aggregate of 371,370 shares of Series A-1 Preferred in two closings held on June 7, 2010 and September 10, 2010. Of this amount, WPX purchased 359,797 shares, which are convertible into 56,422,622 shares of common stock as of April 19, 2012, and WPPX purchased 11,510 shares, which are convertible into 1,804,974 shares as of April 19, 2012. Warburg Pincus X, L.P. (“WP X LP”) is a Delaware limited partnership and the sole general partner of each of the Warburg Pincus Purchasers. Warburg Pincus X LLC (“WP X LLC”) is a Delaware limited liability company and the sole general partner of WP X LP. Warburg Pincus Partners, LLC (“WPP LLC”) is a New York limited liability company and the sole member of WP X LLC. Warburg Pincus LLC (“WP LLC”) is a New York limited liability company that manages each of the Warburg Pincus Purchasers. Warburg Pincus & Co. (“WP”) is a New York general partnership and the managing member of WPP LLC. Each of WPX, WPPX, WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share the power to (a) dispose or to direct the disposition of the 92,058,447 shares of common stock the Warburg Pincus Purchasers may be deemed to beneficially own (and convert into) as of April 19, 2012, and (b) vote or direct the vote of the 92,058,447 shares of common stock the Warburg Pincus Purchasers may be deemed to beneficially own for voting purposes as of April 19, 2012. Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Co-Presidents and Managing Members of WP LLC and may be deemed to control the Warburg Pincus Purchasers. Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Warburg Pincus Purchasers. Beneficial ownership information is based on information known to the Company and a Schedule 13D/A filed with the SEC on January 10, 2012, by WPX, WPPX, WP X LP, WP X LLC, WPP LLC, WP LLC, WP, Mr. Kaye and Mr. Landy.

(8)
Beneficial ownership of the Purchasers has not been adjusted for accretion beyond April 19, 2012, and does not reflect the contractual right to purchase additional capital stock pursuant to the Investment Agreement.

(9)
Pursuant to the Investment Agreement, the Deerfield Purchasers purchased an aggregate of 11,000 shares of Series A-2 Preferred on January 9, 2012.  Of this amount, Deerfield Private Design Fund, L.P. purchased 3,511 shares, Deerfield Private Design International, L.P. purchased 5,656 shares, Deerfield Special Situations Fund International Limited purchased 1,186 shares, and Deerfield Special Situations Fund, L.P. purchased 647 shares.  Also on January 9, 2012, pursuant to the Amendment to Facility Agreement (see “Transactions with Related Persons, Promoters and Certain Control Persons”), the Deerfield Purchasers were issued an aggregate of 6,826 shares of Series A-2 Preferred in satisfaction of interest accrued under the Facility Agreement for the quarter ended December 31, 2011.  Of this amount, Deerfield Private Design Fund, L.P. was issued 2,179 shares, Deerfield Private Design International, L.P. was issued 3,510 shares, Deerfield Special Situations Fund International Limited was issued 736 shares, and Deerfield Special Situations Fund, L.P. was issued 401 shares.  On March 30, 2012, pursuant to the Amendment to Facility Agreement, the Deerfield Purchasers were issued an aggregate of 6,752 shares of Series A-2 Preferred in satisfaction of interest accrued under the Facility Agreement for the quarter ended March 31, 2012.  Of this amount, Deerfield Private Design Fund, L.P. was issued 2,155 shares, Deerfield Private Design International, L.P. was issued 3,472 shares, Deerfield Special Situations Fund International Limited was issued 728 shares, and Deerfield Special Situations Fund, L.P. was issued 397 shares. Pursuant to the 2010 Investment Agreement, the Deerfield Purchasers purchased an aggregate of 41,255 shares of Series A-1 Preferred in two closings held on June 7, 2010 and September 10, 2010. Of this amount, Deerfield Private Design Fund, L.P. purchased 13,168 shares, Deerfield Private Design International, L.P. purchased 21,213 shares, Deerfield Special Situations Fund International Limited purchased 4,448 shares, and Deerfield Special Situations Fund, L.P. purchased 2,426 shares.

Beneficial ownership includes (i) 631,355 shares of our common stock currently outstanding, 2,064,977 and 2,666,463 shares of our common stock issuable as of April 19, 2012 upon conversion of Series A-1 Preferred and Series A-2 Preferred, respectively, and warrants to purchase 116,172 shares of our common stock held by Deerfield Private Design Fund, L.P.; (ii) 1,017,110 shares of our common stock currently outstanding, 3,255,225 and 4,295,570 shares of our common stock issuable as of April 19, 2012 upon conversion of Series A-1 Preferred and Series A-2 Preferred, respectively, and warrants to purchase 187,149 shares of our common stock held by Deerfield Private Design International, L.P.; (iii) 495,963 shares of our common stock currently outstanding, 697,525 and 900,716 shares of our common stock issuable as of April 19, 2012 upon conversion of Series A-1 Preferred and Series A-2 Preferred, respectively, and warrants to purchase 39,249 shares of our common stock held by Deerfield Special Situations Fund International Limited; and (iv) 260,518 shares of our common stock currently outstanding, 380,439 and 491,144 shares of our common stock issuable as of April 19, 2012 upon conversion of Series A-1 Preferred and Series A-2 Preferred, respectively, and warrants to purchase 21,414 shares of our common stock held by Deerfield Special Situations Fund, L.P. Deerfield Capital, L.P. is the general partner of Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., and Deerfield Special Situations Fund, L.P.  Deerfield Management Company, L.P. is the investment manager of Deerfield Special Situations Fund International Limited. James E. Flynn, the sole member of the general partner of each of Deerfield Capital, L.P. and Deerfield Management Company, L.P., holds voting and dispositive power over the shares held by Deerfield Private Design Fund, L.P., Deerfield Private Design International, L.P., Deerfield Special Situations Fund International Limited and Deerfield Special Situations Fund, L.P. (collectively, “Deerfield”).  Beneficial ownership information is based on information known to the Company and a Schedule 13D/A filed with the SEC on March 16, 2012, and a Form 4 filed with the SEC on March 23, 2012, by Deerfield and Mr. Flynn.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS
AND CERTAIN CONTROL PERSONS

Pursuant to the 2010 Investment Agreement (see “Description of Capital Stock – Series A Preferred”), on June 7, 2010, the Warburg Pincus Purchasers purchased 360,000 of our Series A-1 Preferred at an aggregate purchase price of $36.0 million, and the Deerfield Purchasers purchased 40,000 shares of our Series A-1 Preferred at an aggregate purchase price of $4.0 million.  At the time we entered into the 2010 Investment Agreement, the Deerfield Purchasers beneficially owned approximately 23 percent of our outstanding common stock, and pursuant to a Facility Agreement dated October 30, 2007, between us and the Deerfield Purchasers (the “Facility Agreement”), we borrowed from the Deerfield Purchasers an aggregate of $27.5 million, all of which remains outstanding.  Howard P. Furst, a director of Talon since December 2009, is a partner of Deerfield Management, an affiliate of the Deerfield Purchasers.  The terms of the 2010 Investment Agreement were reviewed by an independent and disinterested committee of our board of directors and approved by our full board of directors.  Dr. Furst was not a member of such board committee and did not participate in any meetings of our board at which the terms of the 2010 Investment Agreement were considered.

Pursuant to the 2012 Investment Agreement (see “Description of Capital Stock – Series A Preferred”), on January 9, 2012, the Warburg Pincus Purchasers purchased 99,000 of our Series A-2 Preferred at an aggregate purchase price of $9.9 million, and the Deerfield Purchasers purchased 11,000 shares of our Series A-2 Preferred at an aggregate purchase price of $1.1 million. At the time we entered into the 2012 Investment Agreement, the Deerfield Purchasers and the Warburg Pincus Purchasers beneficially owned approximately 32 percent and 73 percent, respectively, of our outstanding common stock.  As noted above, we have also borrowed an aggregate of $27.5 million from the Deerfield Purchasers pursuant to the Facility Agreement, all of which remains outstanding.  In addition to Dr. Furst’s affiliation with the Deerfield Purchasers as noted above, Andrew Ferrer, Cecilia Gonzalo, Jonathan S. Leff, and Robert J. Spiegel were each appointed to serve as members of our board of directors upon designation by the Warburg Pincus Purchasers pursuant to the terms of the 2010 Investment Agreement.  The terms of the 2012 Investment Agreement were reviewed by an independent and disinterested committee of our board of directors and approved by our full board of directors.  None of Mr. Ferrer, Dr. Furst, Ms. Gonzalo, Mr. Leff or Dr. Spiegel were members of such committee, though they did participate in the approval of the 2012 Investment Agreement and related transactions by the full board of directors.

In connection with the entry into the 2012 Investment Agreement, on January 9, 2012, we and the Deerfield Purchasers entered into a Second Amendment to Facility Agreement pursuant to which, among other things, we agreed to satisfy our obligation under the Facility Agreement to make quarterly interest payments for the quarters ended December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012, by issuing a whole number of shares of Series A-2 Preferred determined by dividing the amount of the interest payments payable to each Deerfield Purchaser for each quarterly period by $100.  Accordingly, on January 9, 2012, we issued an aggregate of 6,826 shares of Series A-2 Preferred to the Deerfield Purchasers in satisfaction of interest accrued under the Facility Agreement for the quarter ended December 31, 2011, and on March 30, 2012, we issued an aggregate of 6,752 shares of Series A-2 Preferred to the Deerfield Purchasers in satisfaction of interest accrued under the Facility Agreement for the quarter ended March 31, 2012.

WHERE YOU CAN FIND MORE INFORMATION

Federal securities laws require us to file information with the SEC concerning our business and operations.  Accordingly, we file annual, quarterly, and special reports, proxy statements and other information with the SEC.  You can inspect and copy this information at the Public Reference Facility maintained by the SEC at Judiciary Plaza, 100 F Street, N.E., Washington, D.C. 20549.  You can receive additional information about the operation of the SEC’s Public Reference Facilities by calling the SEC at 1-800-SEC-0330.  The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding companies that, like us, file information electronically with the SEC.

LEGAL MATTERS

Legal matters in connection with the validity of the shares offered by this prospectus will be passed upon by Fredrikson & Byron, P.A., Minneapolis, Minnesota.

EXPERTS

The financial statements as of December 31, 2011 and 2010 and for each of the two years in the period ended December 31, 2011 included in this Prospectus and in the Registration Statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm (the report on the financial statements contains an explanatory paragraph regarding the Company's ability to continue as a going concern), appearing elsewhere herein and in the Registration Statement, given on the authority of said firm as experts in auditing and accounting.

TRANSFER AGENT

The transfer agent for our common stock is Corporate Stock Transfer, Inc., and its address is 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.  We serve as our own transfer agent with respect to our Series A-1 Convertible Preferred Stock and Series A-2 Convertible Preferred Stock.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act of may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Index to Financial Statements of
Talon Therapeutics, Inc.

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Talon Therapeutics, Inc.
San Mateo, California

We have audited the accompanying balance sheets of Talon Therapeutics, Inc. as of December 31, 2011 and 2010 and the related statements of operations and comprehensive loss, changes in redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Talon Therapeutics, Inc. at December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO USA, LLP
BDO USA, LLP

San Jose, California
March 29, 2012

TALON THERAPEUTICS, INC.

BALANCE SHEETS

	December 31, 2011	December 31, 2010

ASSETS
Current assets:
Cash and cash equivalents	$1,028,518	$4,573,254
Available-for-sale, equity securities (Note 9)	—	74,000
Available-for-sale, debt securities (Note 9)	—	17,993,745
Prepaid expenses and other current assets (Note 10)	635,297	253,901
Total current assets	1,663,815	22,894,900

Property and equipment, net (Note 11)	72,431	97,231
Restricted cash	—	125,000
Debt issuance costs, net (Note 3)	751,401	904,909
Total assets	$2,487,647	$24,022,040

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and accrued liabilities (Note 12)	$4,556,951	$6,051,982
Other short-term liabilities	2,110	1,787

Total current liabilities	4,559,061	6,053,769
Notes payable, net of discount (Note 3)	24,033,257	23,340,144
Other long-term liabilities	2,474	4,753
Investors’ right to purchase future shares of Series A-1 and A-2 preferred stock (Note 4)	1,772,100	5,131,000
Warrant liabilities, non-current (Note 6)	501,664	712,965
Total long term liabilities	26,309,495	29,188,862
Total liabilities	30,868,556	35,242,631
Commitments and contingencies (Notes 4, 6, 8, and 15):
Redeemable convertible preferred stock; $0.001 par value: 10 million shares authorized, 0.4 million shares issued and outstanding at December 31, 2011, 2010; aggregate liquidation value of $46.4 million and $42.4 million at December 31, 2011 and December 31, 2010, respectively	30,643,219	30,643,219

Stockholders' deficit:
Common stock; $0.001 par value: 350 million shares authorized, 21.8 million and 21.2 million shares issued and outstanding at December 31, 2011 and December 31, 2010, respectively	21,779	21,234
Additional paid-in capital	120,887,432	119,241,956
Accumulated other comprehensive loss	—	(15,841)
Accumulated deficit	(179,933,339)	(161,111,159)
Total stockholders' deficit	(59,024,128)	(41,863,810)
Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$2,487,647	$24,022,040

See accompanying notes to financial statements.

TALON THERAPEUTICS, INC.

STATEMENTS OF OPERATIONS
AND COMPREHENSIVE LOSS

	Years Ended December 31,
	2011	2010

Operating expenses:
General and administrative	$5,121,678	$5,570,820
Research and development	13,387,168	20,194,878
Total operating expenses	18,508,846	25,765,698

Loss from operations	(18,508,846)	(25,765,698)

Other income (expense):
Interest income	8,124	49,247
Interest expense	(3,560,444)	(3,750,471)
Other expense, net	(78,768)	(3,512)
Change in fair value of warrant liabilities	(41,146)	(55,509)
Change in fair value of investors’ right to purchase future shares of Series A-1 and A-2 preferred stock	3,358,900	3,539,000

Total other expense	(313,334)	(221,245)

Net loss	$(18,822,180)	$(25,986,943)

Deemed dividends attributable to preferred stock	(3,947,713)	(32,308,787)

Net loss applicable to common stockholders	(22,769,893)	(58,295,730)

Net loss per share, basic and diluted	$(1.06)	$(2.81)
Weighted average shares used in computing net loss per share, basic and diluted	21,557,062	20,737,470

Comprehensive loss:
Net loss	$(18,822,180)	$(25,986,943)
Unrealized holdings gains (losses) arising during the period, net of reclassification adjustments included in net loss	15,841	8,159
Comprehensive loss	$(18,806,339)	$(25,978,784)

See accompanying notes to financial statements.

TALON THERAPEUTICS, INC.

STATEMENT OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

	Redeemable Convertible Preferred Stock		Common Stock		Additional	Accumulated other
	Shares	Amount	Shares	Amount	paid-in capital	comprehensive income	Accumulated deficit	Total equity
Balance at January 1, 2010	—	$—	19,912,493	$19,912	$117,632,111	$(24,000)	$(135,124,216)	$(17,496,193)

Stock-based compensation of employees amortized over vesting period of stock options	—	—	—	—	744,376	—	—	744,376

Issuance of shares under employee stock purchase plan	—	—	57,677	58	35,238	—	—	35,296

Issuance of shares upon exercise of warrants	—	—	1,264,137	1,264	1,537,357	—	—	1,538,621

Issuance of Series A-1 redeemable, convertible preferred stock, net of issuance costs of $1,431,781, and fair value of investors’ right to acquire future shares of Series A-1 and A-2 preferred stock	400,000	29,898,219	—	—	—	—	—	—

Additional Series A-1 redeemable, convertible shares issued upon completion of second closing	12,562	745,000	—	—	(745,000)	—	—	(745,000)

Beneficial conversion feature on Series A-1 redeemable, convertible preferred stock	—	(29,898,219)	—	—	29,898,219	—	—	29,898,219

Deemed dividend attributable to beneficial conversion feature on Series A-1 redeemable, convertible preferred stock		29,898,219			(29,898,219)			(29,898,219)

Issuance of warrants related to Series A-1 redeemable, convertible preferred stock	—	—	—	—	37,874	—	—	37,874

Unrealized gain on available-for-sale securities	—	—	—	—	—	8,159	—	8,159

Net loss	—	—	—	—	—	—	(25,986,943)	(25,986,943)

Balance at December 31, 2010	412,562	$30,643,219	21,234,307	$21,234	$119,241,956	$(15,841)	$(161,111,159)	$(41,863,810)

Stock-based compensation of employees amortized over vesting period of stock options	—	—	—	—	883,860	—	—	883,860

Issuance of shares under employee stock purchase plan	—	—	39,998	40	16,279	—	—	16,319

Fair value of warrants issued to nonemployee as partial payment of services rendered	—	—	—	—	56,209	—	—	56,209

Issuance of shares upon exercise of employee stock options	—	—	72,395	73	49,948	—	—	50,021

Stock-based compensation of restricted stock and issuance of shares upon vesting	—	—	179,192	179	83,481	—	—	83,660

Issuance of shares upon exercise of warrants	—	—	252,920	253	303,251	—	—	303,504

Extinguishment of warrant liability upon exercise of warrants	—	—	—	—	252,448	—	—	252,448

Unrealized holdings gains (losses) arising during the period	—	—	—	—	—	17,600	—	17,600

Reclassification of realized gains (losses) included in net income	—	—	—	—	—	(1,759)	—	(1,759)

Net loss	—	—	—	—	—	—	(18,822,180)	(18,822,180)

Balance at December 31, 2011	412,562	$30,643,219	21,778,812	$21,779	$120,887,432	$—	$(179,933,339)	$(59,024,128)

See accompanying notes to financial statements.

TALON THERAPEUTICS, INC.

STATEMENTS OF CASH FLOWS

	Twelve Months Ended December 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(18,822,180)	$(25,986,943)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	95,137	158,721
Share-based compensation to employees for services	967,520	744,376
Amortization of discount and debt issuance costs	846,622	1,031,779
Loss on disposal of equipment	—	3,002
Fair value of warrants issued to nonemployee as partial payment of services rendered	56,209	—
Loss on investments	70,355	—
Change in fair value of warrant liability	41,146	55,509
Change in fair value of investors’ right to purchase future shares of Series A-1 and A-2 preferred stock	(3,358,900)	(3,539,000)
Changes in operating assets and liabilities:
(Increase) decrease in prepaid expenses and other assets	(256,396)	(148,480)
Increase (decrease) in accounts payable and accrued liabilities	(1,495,032)	2,024,907
Net cash used in operating activities	(21,855,519)	(25,656,129)

Cash flows from investing activities:
Purchase of property and equipment	(70,336)	(6,499)
Proceeds from maturities and sales of available-for-sale securities	18,013,232	5,245,500
Purchase of available-for-sale securities	—	(23,228,440)
Net cash provided by investing activities	17,942,896	(17,989,439)

Cash flows from financing activities:
Proceeds from exercise of warrants and options	353,524	85,862
Issuance of shares under the employee stock purchase plan	16,319	—
Payments on capital leases	(1,955)	(43,586)
Proceeds from private placement of Series A-1 preferred stock for $40 million less cash issuance costs of $1.4 million	—	38,606,093
Net cash provided by financing activities	367,888	38,648,369

Net decrease in cash and cash equivalents	(3,544,735)	(4,997,199)
Cash and cash equivalents, beginning of period	4,573,254	9,570,453
Cash and cash equivalents, end of period	$1,028,518	$4,573,254
Supplemental disclosures of cash flow data:
Cash paid for interest	$2,708,750	$2,708,750
Supplemental disclosures of noncash financing activities:
Unrealized gain (loss) on available-for-sale securities	$17,600	$8,159
Fair value of warrants issued to nonemployee as partial payment of services rendered	$56,209	$37,874
Extinguishment of warrant liabilities, net of cash proceeds from warrant exercise	$252,448	$1,488,055

See accompanying notes to financial statements.

TALON THERAPEUTICS, INC.

NOTES TO FINANCIAL STATEMENTS
Years Ended December 31, 2011 and 2010

NOTE 1.  BUSINESS DESCRIPTION, BASIS OF PRESENTATION AND LIQUIDITY

Business

Talon Therapeutics, Inc. (“Talon”, “we”, “our”, “us” or the “Company”) is a biopharmaceutical company based in San Mateo, California, which seeks to acquire, develop, and commercialize innovative products to strengthen the foundation of cancer care. The Company is committed to creating value by accelerating the development of its product candidates, including entering into strategic partnership agreements and expanding its product candidate pipeline by being an alliance partner of choice to universities, research centers and other companies.  The Company has exclusive rights to develop and commercialize the following product candidates:

●
Marqibo® (vincristine sulfate liposomes injection), the Company’s lead product candidate, is a novel, targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vincristine. The Company is currently developing Marqibo primarily for the treatment of adult acute lymphoblastic leukemia, or ALL. In July 2011, the Company submitted a new drug application, or NDA, to the Food and Drug Administration, or FDA, seeking accelerated approval of Marqibo for the treatment of adult ALL patients in second or greater relapse or whose disease has progressed following two or more prior lines of anti-leukemia therapy.  In August 2011, the Company received a Special Protocol Assessment, or SPA, agreement from the FDA for its planned Phase 3 confirmatory study of Marqibo in newly diagnosed ALL. In September 2011, the FDA accepted the Company’s NDA for Marqibo for filing under Subpart H – Accelerated Approval for New Drugs for Serious or Life Threatening Illnesses, and informed the Company that the action date for the FDA under the Prescription Drug User Fee Act, referred to as the PDUFA date, would be May 13, 2012.  In July 2011, the first patient was dosed in a Phase 1 trial in children and adolescents with solid tumors and hematological malignancies, including ALL, being conducted at the National Cancer Institute in Bethesda, MD.  Additionally, in November 2011, the first patient was enrolled in a European Phase 3 trial of Marqibo being conducted by the German High-Grade Lymphoma Study Group in elderly patients with newly diagnosed aggressive Non-Hodgkin’s Lymphoma, or NHL.

●
Menadione Topical Lotion (MTL) is a novel cancer supportive care product candidate being developed for the prevention and/or treatment of the skin toxicities associated with the use of epidermal growth factor receptor inhibitors, or EGFRIs, a type of anti-cancer agent used in the treatment of lung, colon, head and neck, pancreatic and breast cancer.  In August 2011, the Company entered into an agreement with the Mayo Clinic pursuant to which the Mayo Clinic agreed to sponsor and conduct a randomized Phase 2 trial of MTL in patients taking biologic and small molecule EGFR inhibitors for anti-cancer therapy and will test the effectiveness of MTL in preventing skin toxicities associated with EGFR inhibitors.  The Company agreed to provide supplies of MTL in connection with the Mayo Clinic study.

●	Brakiva™ (topotecan liposome injection) is a novel targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug topotecan.

●	Alocrest™ (vinorelbine liposome injection) is a novel targeted Optisome™ encapsulated formulation product candidate of the FDA-approved anticancer drug vinorelbine.

Basis of Presentation and Liquidity

The accompanying audited financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles (GAAP) and the instructions to Form 10-K, as promulgated by the Securities and Exchange Commission (the “SEC”).

As of December 31, 2011, the Company had a stockholder's accumulated deficit of approximately $179.9 million, and for the fiscal year ended December 31, 2011, the Company experienced a net loss of $18.8 million. The Company has financed operations primarily through equity and debt financing and expects such losses to continue over the next several years.  The Company has drawn down $27.5 million of long-term debt under the loan facility agreement with Deerfield Management, with the entire balance due in June 2015.  The Company currently has only a limited supply of cash available for operations. As of December 31, 2011, the Company had aggregate cash and cash equivalents and available-for-sale securities of $1.1 million.

On January 9, 2012, the Company entered into an Investment Agreement with certain investors pursuant to which the Company issued and sold to the investors an aggregate of 110,000 shares of its Series A-2 Convertible Preferred Stock (the “Series A-2 Preferred”), stated value $100 per share, at a per share purchase price of $100 for an aggregate purchase price of $11.0 million.  The Investment Agreement provides that, from the date of the Investment Agreement until the first anniversary of the Company’s receipt of marketing approval from the FDA for any of its product candidates, the investors have the right, but not the obligation, to purchase up to an additional 600,000 shares of the Company’s Series A-3 Convertible Preferred Stock (the “Series A-3 Preferred”) at a purchase price of $100 per share. The Company had previously entered into an Investment Agreement dated June 7, 2010, pursuant to which the same investors purchased 400,000 shares of the Company’s Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred” and, collectively with the Series A-2 Preferred and the Series A-3 Preferred, the “Series A Preferred”) for an aggregate purchase price of $40.0 million.

As described in Note 3 below, the Company and certain affiliates of Deerfield Management, LLC (collectively, “Deerfield”) had previously entered into the Facility Agreement on October 30, 2007, as amended on June 7, 2010.  In connection with the entry into the Investment Agreement, on January 9, 2012, the Company and Deerfield entered into a Second Amendment to Facility Agreement.  Among other items, pursuant to the Second Amendment to Facility Agreement, the Company will satisfy its obligation under the Facility Agreement to make quarterly interest payments for the quarters ended December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012, by issuing a whole number of shares of Series A-2 Preferred in lieu of cash.

Even considering the $11 million gross proceeds pursuant to the January 2012 Investment Agreement, the Company currently does not have enough capital resources to fund its planned activities beyond mid-2012 and the accompanying financial statements reflect substantial doubt about the Company’s ability to continue as a going concern, which is also stated in the report from its auditors on the audit of the Company’s financial statements as of and for the year ended December 31, 2011.  The Company’s plan of operation for the year ending December 31, 2012 is to continue implementing our business strategy, including obtaining FDA approval of its main product candidate, Marqibo, and continued development of the Company’s clinical trials for Marqibo and other drug candidates.  The Company does not generate any recurring revenue and will require substantial additional capital before it will generate cash flow from its operating activities, if ever. The Company will be unable to continue development of its product candidates unless it is able to obtain additional funding through equity or debt financings or from payments in connection with potential strategic transactions.

Management can give no assurances that additional capital that the Company is able to obtain, if any, will be sufficient to meet the Company’s needs. Moreover, there can be no assurance that such capital will be available to the Company on favorable terms or at all, especially given the current economic environment which has severely restricted access to the capital markets.  If anticipated costs are higher than planned or if the Company is unable to raise additional capital, it will have to significantly curtail planned development to maintain operations before the end of 2012.  These conditions raise substantial doubt as to the Company’s ability to continue as a going concern.   The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities should the Company be unable to continue as a going concern.

NOTE 2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Management's Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates based upon current assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Examples include provisions for deferred taxes, the valuation of the warrant liabilities and investors’ rights to purchase shares of Series A-1 Preferred and Series A-2 Preferred (see Note 4 below), the computation of beneficial conversion feature and the cost of contracted clinical study activities and assumptions related to share-based compensation expense. Actual results may differ materially from those estimates.

Segment Reporting

The Company has determined that it currently operates in only one segment, which is the research and development of oncology therapeutics and supportive care for use in humans. All assets are located in the United States.

Cash and Cash Equivalents and Short-Term Investments

The Company considers all highly-liquid investments with a maturity of three months or less when acquired to be cash equivalents. Short-term investments consist of investments acquired with maturities exceeding three months and are classified as available-for-sale. All short-term investments are reported at fair value, based on quoted market price, with unrealized gains or losses included in other comprehensive loss.

Investments in Debt and Marketable Equity Securities

The Company determines the appropriate classification of all debt and marketable equity securities as held-to-maturity, available-for-sale or trading at the time of purchase, and re-evaluates such classification as of each balance sheet date in accordance with FASB ASC 320.  Investments in equity securities that have readily determinable fair values are classified and accounted for as available for sale.  We assess whether temporary or other-than-temporary unrealized losses on our marketable securities have occurred due to declines in fair value or other market conditions based on the extent and duration of the decline, as well as other factors.  Because we have determined that all of our debt and marketable equity securities previously held were available-for-sale, unrealized gains and losses were reported as a component of accumulated other comprehensive gain (loss) in stockholders’ equity.  Other-than-temporary unrealized losses related to our investment in marketable equity securities were recorded in the consolidated statement of operations. The Company disposed of its investment in debt and marketable equity securities to fund operations through the end of 2011.

Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, available-for-sale securities, and accounts payable. Available-for-sale securities are carried at fair value. Cash and cash equivalents and accounts payable are carried at cost, which approximates fair value due to the relative short maturities of these instruments.  The fair value of the Company’s warrant liabilities is discussed in Notes 6.  The Company has issued certain financial instruments, including warrants to purchase common stock and rights to purchase shares of Series A-1 Preferred and Series A-2 Preferred (see Note 4 below), which have the characteristics of both equity and liabilities.  These instruments were evaluated to be classified as liabilities at the time of issuance and are revalued at fair value from period to period with the resulting change in value included in other income (expense). The fair value of the Company’s financial instruments is discussed in Notes 4 and 6.

Property and Equipment

Property and equipment are stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Tenant improvement costs are depreciated over the shorter of the life of the lease or their economic life, and equipment, computer software and furniture and fixtures are depreciated over three to five years.

Debt Issuance Costs

As discussed in Note 3 below, the debt issuance costs relate to fees paid in the form of cash and warrants to secure a firm commitment to borrow funds.  These fees are being amortized over the life of the related loan using the interest method

Financial Instruments with Characteristics of Both Equity and Liabilities

The Company has issued certain financial instruments, including warrants to purchase common stock and rights to purchase shares of Series A-1 Preferred and Series A-2 Preferred, which have the characteristics of both equity and liabilities.  These instruments were evaluated to be classified as liabilities at the time of issuance and are revalued at fair value from period to period with the resulting change in value included in other income/(expense). The fair value of the Company’s financial instruments is discussed in Notes 4 and 6.

Clinical Study Activities and Other Expenses from Third-Party Contract Research Organizations

A significant amount of the Company’s research and development activities related to clinical study activity and are conducted by various third parties, including contract research organizations, which may also provide contractually defined administration and management services. Expense incurred for these contracted activities are based upon a variety of factors, including actual and estimated patient enrollment rates, clinical site initiation activities, labor hours and other activity-based factors. On a regular basis, the Company’s estimates of these costs are reconciled to actual invoices from the service providers and adjustments are made accordingly.

Pursuant to a clinical trial research agreement with the German High-Grade Lymphoma Study Group, the Company agreed to provide support for a European Phase 3 trial of Marqibo in elderly patients with newly diagnosed aggressive NHL.  Under the terms of the agreement, the Company is obligated to provide supplies of Marqibo for the study as well as funding for a portion of the total financial costs of the study.  These costs are based upon the achievement of certain milestones related to patient enrollment and data provision. These payments are accrued for upon the achievement of patient enrollment and data provision milestones or when the achievement of such milestones becomes highly probable.  Milestone payments are expensed in the period the milestone is reached.  The Company also entered into an agreement with Mayo Clinic pursuant to which Mayo Clinic will sponsor and conduct a Phase 2 clinical trial.  The Company’s obligation is limited to the provision of Marqibo for patients enrolled in the study.

Share-Based Compensation

The Company accounts for share-based compensation in accordance with FASB ASC TOPIC 718 “Compensation – Stock Compensation .”  The Company has adopted a Black-Scholes-Merton model to estimate the fair value of stock options issued and the resultant expense is recognized in the operating expense for each reporting period.  Refer to Note 5 for further information regarding the required disclosures related to share-based compensation.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Computation of Net Loss per Common Share

Basic net loss per common share is calculated by dividing net loss by the weighted-average number of common shares outstanding for the period. Diluted net loss per common share is the same as basic net loss per common share, since potentially dilutive securities from stock options, stock warrants and restricted stock would have an anti-dilutive effect because the Company incurred a net loss during each period presented. Refer to Note 7.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation. Such reclassifications had no effect on previously reported results of operations, total assets, accumulated deficit or stockholders’ deficit.

Recent Accounting Pronouncements

On June 16, 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, or ASU 2011-05. ASU 2011-05 requires entities to report items of other comprehensive income on either part of a single contiguous statement of comprehensive income or in a separate statement of comprehensive income immediately following the statement of income. On December 23, 2011, the FASB issued an update to this pronouncement, ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, or ASU 2011-12. ASU 2011-12 defers the specific requirement to present items that are reclassified from accumulated other comprehensive income to net income separately with their respective components of net income and other comprehensive income. The Company has early adopted this pronouncement as of December 31, 2011.

NOTE 3.  FACILITY AGREEMENT

On October 30, 2007, the Company entered into a Facility Agreement (the “Facility Agreement”) with certain affiliates of Deerfield Management (collectively, “Deerfield”), pursuant to which Deerfield agreed to loan to the Company up to $30 million.  The Facility Agreement requires, among other things, that the Company comply with all regulatory agency requirements and the requirements of the Company’s license agreements. The Company is also prohibited from disposing of certain assets related to certain product candidates the Company is currently developing.  In accordance with and upon entering into the Facility Agreement, the Company paid a loan commitment fee of $1.1 million to Deerfield.  The Company has drawn down an aggregate of $27.5 million since October 30, 2007, of which the entire amount was outstanding at December 31, 2011. There are no additional draws available under the Facility Agreement.

Pursuant to the Facility Agreement, the Company is required to make quarterly interest payments on outstanding principal, at a stated annual rate of 9.85%.  Under the original terms of the Facility Agreement, all outstanding indebtedness was required to be repaid in full on October 30, 2013.  However, on June 7, 2010, the Company and Deerfield entered into an amendment to the Facility Agreement that, among other terms, extended the maturity date of the outstanding principal to June 30, 2015.  The Company deemed this modification unsubstantial as the change in the present value of cash flows related to the payment of interest and principal was less than 10%.  On January 9, 2012, the Company and Deerfield entered into a second amendment to the Facility Agreement that required the Company to satisfy its interest payments for the quarters ending December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012 by the issuance of a number of whole shares of Series A-2 Preferred. The Company’s obligations under the Facility Agreement are secured by all assets owned (or that will be owned in the future) by the Company, both tangible and intangible.

The effective interest rate on the $27.5 million notes payable, including discount on debt, is approximately 14.5%.  As of December 31, 2011, the Company had accrued $0.7 million in interest payable, which was satisfied in January 2012 by the issuance of 6,826 shares of Series A-2 Preferred and minor cash consideration in lieu of fractional shares.  The fair value of the loan payable as of December 31, 2011 was $15.6 million.

Discount on Debt. The Company issued certain warrants to Deerfield as part of the Facility Agreement.  The fair value of these warrants when issued was $6.0 million.  The total value of the warrants was recorded as a discount on the note payable with this discount amortized over the life of the loan agreement, through June 2015.  As of December 31, 2011, the remaining debt discount is approximately $3.5 million.

Summary of Notes Payable. From November 1, 2007 through May 20, 2009, the Company drew down $27.5 million of the $30.0 million in total loan proceeds available under the Facility Agreement. The Company is not required to pay back any portion of the principal amount until June 30, 2015.  The table below is a summary of the change in carrying value of the notes payable, including the discount on debt for the twelve months ended December 31, 2011 and 2010:

($ in thousands)	Carrying Value at January 1,	Gross Borrowings Incurred	Debt Discount Incurred	Amortized Discount	Carrying Value at December 31,
2011
Notes payable	$27,500	$—	$—	$—	$27,500
Discount on debt	(4,160)	—	—	693	(3,467)
Carrying value	$23,340				$24,033

($ in thousands)	Carrying Value at January 1,	Gross Borrowings Incurred	Debt Discount Incurred	Amortized Discount	Carrying Value at December 31,
2010
Notes payable	$27,500	$—	$—	$—	$27,500
Discount on debt	(4,903)	—	—	743	(4,160)
Carrying value	$22,597				$23,340

A summary of the debt issuance costs and changes during the periods ending December 31, 2011 and 2010 is as follows:

	Deferred Transaction Costs on January 1,	Period Amortized Deferred Transaction Costs	Deferred Transaction Costs on December 31,
($ in thousands)
2011	$905	$(154)	$751

($ in thousands)
2010	1,194	$(289)	$905

NOTE 4.  REDEEMABLE CONVERTIBLE PREFERRED STOCK

Private Placement of Preferred Stock

On June 7, 2010, the Company, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (collectively, “Warburg Pincus”) and Deerfield (together with Warburg Pincus, the “Purchasers”) entered into an Investment Agreement pursuant to which the Company issued and sold to the Purchasers an aggregate of 400,000 shares of Series A-1 Preferred at the stated value of $100 per share for an aggregate purchase price of $40 million.

The Investment Agreement also provided that the Purchasers had the right, but not the obligation, to make additional investments in the Company as follows:

•
at any time prior to the date the Company receives marketing approval from the U.S. Food and Drug Administration for the first of its product candidates (“Marketing Approval Date”), the Purchasers may have purchased up to an additional 0.2 million shares of Series A-1 Preferred at a purchase price of $100 per share for an aggregate purchase price of $20 million (“Additional Investment”); and

•
at any time beginning 15 days and within 120 days following the Marketing Approval Date, the Purchasers may have purchased up to an aggregate of 400,000 shares of Series A-2 Preferred at the stated value of $100 per share for an aggregate purchase price of $40 million (“Subsequent Investment”).

The Investment Agreement required that the Company seek approval of its stockholders to amend the Company’s certificate of incorporation to:  (i) increase the authorized number of shares of common stock, (ii) effect a reverse split of its common stock at a ratio to be agreed upon with the Purchasers, and (iii) provide that the number of authorized shares of common stock may be increased or decreased by the affirmative vote of the holders of a majority of the issued and outstanding common stock and preferred stock, voting together as one class, notwithstanding the provisions of Section 242(b)(2) of the Delaware General Corporation Law (collectively, the “Stockholder Approval”). These amendments were approved by stockholders at a special meeting on September 2, 2010.

Terms of the Preferred Shares

During the period prior to the Company obtaining Stockholder Approval on September 2, 2010, the Series A-1 Preferred was subject to the following initial terms:

•	the stated value of the Series A-1 Preferred, initially $100 per share, accreted at a rate of 12% per annum;;

•
each share of Series A-1 Preferred was convertible into shares of the Company’s common stock at a conversion price of $0.5152 per share, subject to the limitation on the number of shares of common stock then available for issuance;

•
the Series A-1 Preferred was redeemable at the holders’ election any time after December 7, 2010, at a redemption price equal to the greater of (i) 250% of the then-accreted value of the Series A-1 Preferred, plus any unpaid dividends accrued thereon and (ii) market value of common stock shares the holder would receive if the Series A-1 Preferred is converted into common stock immediately prior to the redemption.

As a result of the Company obtaining Stockholder Approval on September 2, 2010, the terms of the Series A-1 Preferred were adjusted to have the following material terms (hereafter the “Series A-1 Revised Terms”):

•
the stated value of the Series A-1 Preferred, initially $100 per share, accretes at a rate of 9% per annum for a five-year term, compounded quarterly, and following such five-year term, the holders are thereafter entitled to cash dividends at 9% of the accreted stated value per annum, payable quarterly;

•	each share of Series A-1 Preferred is convertible into shares of the Company’s common stock at a conversion price of $0.736 per share;

•
upon a liquidation of the Company, as defined, including a change in control of the Company, holders of the Series A-1 Preferred would be entitled to receive a liquidation preference per share equal to the greater of (i) 100% of the then-accreted value of the Series A-1 Preferred and (ii) the amount which the holder would have received if the Series A-1 Preferred had been converted into common stock immediately prior to the liquidation; and

•	the Series A-1 Preferred is not redeemable except as noted above.

On September 10, 2010, the Company and the Purchasers conducted a second closing pursuant to the terms of the Investment Agreement, which is referred to herein as the Second Closing. In addition to the Stockholder Approval, the Purchasers’ obligations to complete the Second Closing were subject to a number of customary closing conditions, including the continued accuracy of the representations and warranties made by the Company in the Investment Agreement and the Company’s compliance with its contractual obligations thereunder. At the Second Closing, the shares of Series A-1 Preferred that were originally sold and issued on June 7, 2010 automatically became subject to the Series A-1 Revised Terms.  In addition, the Company issued to the Purchasers an additional 12,562 shares of Series A-1 Preferred in satisfaction of an aggregate of $1.2 million in accretion on the initial 400,000 shares of Series A-1 Preferred since their issuance date on June 7, 2010.

The terms of the Series A-2 Preferred established in June 2010 were identical to the Series A-1 Revised Terms, except the conversion price was $1.104 per share.

In accordance with the terms of the Investment Agreement, the Warburg Purchasers have the right to designate five out of nine members of the Company’s Board of Directors.  The Purchasers also received certain other rights including registration rights for all securities contemplated in the Investment Agreement and the right to participate in any future financing transactions.

The Purchasers were not permitted to transfer or sell preferred stock until the earlier of (a) June 7, 2011 for the initial 400,000 shares of Series A-1 Preferred issued on June 7, 2010, and the applicable first anniversary date of the applicable closing date for the future tranches of shares of Series A-1 Preferred or Series A-2 Preferred, (b) June 7, 2012, or (c) the date following the first period of 20 consecutive trading days during which the closing price of the Company’s common stock exceeds 200% of the conversion price. Transfer and sale restrictions could also lapse upon occurrence of certain other events.

Additionally, as a condition to the initial closing under the Investment Agreement, the Company and Deerfield amended the Facility Agreement.  The maturity date of the principal outstanding pursuant to the loan under the Facility Agreement was extended from October 30, 2013 to June 30, 2015.

On January 9, 2012, the Company and the Purchasers agreed to amend the Investment Agreement in order to facilitate the Company’s sale and issuance of Series A-2 Preferred on such date pursuant to a second investment agreement.  See Note 17, “Subsequent Events,” below.

Accounting Treatment

The Company allocated the proceeds from the financing between the issued shares of Series A-1 Preferred and the Purchasers’ rights to purchase additional shares of Series A-1 Preferred and Series A-2 Preferred in connection with the Additional Investments and Subsequent Investments.

●
Outstanding Series A-1 Preferred – Due to certain contingent redemption features of this instrument, the Company classified the 400,000 shares of Series A-1 Preferred sold on June 7, 2010 in the mezzanine section (between equity and liabilities) on the accompanying balance sheet.  The Company recorded the residual value of these shares as $29.9 million on June 7, 2010, net of transaction costs of $1.4 million and $8.7 million allocated to the rights to purchase additional Preferred Stock in the future.  When the 400,000 shares of Series A-1 Preferred were issued on June 7, 2010, approximately 121,000 shares were convertible due to the limited remaining authorized shares of common stock available for conversion.  At the Second Closing, the remaining 279,000 shares of Series A-1 Preferred became convertible when the Reverse Stock Split and the additional shares of common stock were authorized.  At the Second Closing on September 10, 2010, the Company issued an additional 12,562 shares of Series A-1 Preferred to the Purchasers in satisfaction of the accretion to the stated value of the Series A-1 Preferred from June 7, 2010, when the shares were issued through the Second Closing.  The carrying value of the Series A-1 Preferred was increased by the estimated fair value of these shares on September 10, 2010, which was $0.7 million.  The Company reduced shareholder’s equity by the same amount.  All of these additional shares of Series A-1 Preferred were convertible upon issuance.  The total recorded value of all Series A-1 Preferred issued as of December 31, 2011 is $30.6 million.  As of December 31, 2011, the outstanding Series A-1 Preferred was convertible into approximately 63 million shares of common stock, including total value accreted since the issuance date of the Series A-1 Preferred.

●
Rights to Purchase Preferred Stock in the Additional and Subsequent Investments – The Company determined that the Purchasers’ rights to purchase additional shares of Preferred Stock in connection with the Additional and Subsequent Investments are freestanding instruments that are required to be classified as liabilities and carried at fair value. The treatment of these instruments as a liability is due to certain investor rights related to the redemption features of the underlying Preferred Stock.

The value of the option to make Additional Investments (see above) is estimated directly from the Black-Scholes-Merton model output. The value of the option to make Subsequent Investments (see above) is partially conditioned upon the likelihood of successful FDA approval. As such, a weighting reflecting management’s estimates of the probability of successful FDA approval is applied to the preliminary Black-Scholes-Merton option price at each valuation date.  Such estimates of probability are subject to change based on various factors regarding the likelihood of FDA approval.  The Standard Review designation for the Company’s NDA resulted in a reduction of management’s probability assessment from the previous quarter.  Changes in the market price of the common stock would result in a change in the value of the option and impact the statement of operations. For example, a 10% increase in the market price of the common stock would cause the fair value of the warrants and the warrant liability to increase by approximately 10%.

As of the December 31, 2011 valuation date, the Company was negotiating with the Purchasers for a new round of financing. Those negotiations resulted in the parties entering into a new investment agreement on January 9, 2012, providing for the sale and issuance by the Company of $11 million of Series A-2 Preferred and options to purchase Series A-3 Preferred, a newly designated class of preferred stock.  See Note 17, “Subsequent Events,” below.  As part of the proposed transaction, as of the December 31, 2011 valuation date, the options to purchase Series A-1 Preferred and Series A-2 Preferred under the 2010 Investment Agreement would be replaced by the option to purchase Series A-3 Preferred.  Based upon the circumstances that existed as of December 31, 2011, the options were valued to consider the impact of the then impending transaction.  These factors were considered to adhere to the standard of value in accordance with ASC 820, “Fair Value Measurements and Disclosures.” The following table summarizes the fair value of the Purchasers’ rights to purchase additional shares of Preferred Stock outstanding as of December 31, 2011 and December 31, 2010 and the changes in the valuation in the periods then ended.

2011 (In thousands)	Fair Value at January 1, 2011	Net change in fair value of liabilities	Fair Value at December 31, 2011
Investors’ rights to purchase additional shares of Series A-1 and A-2 Preferred Stock	$5,131	(3,359)	$1,772

2010 (In thousands)	Fair Value at June 7, 2010(1)	Net change in fair value of liabilities	Fair Value at December 31, 2010
Investors’ rights to purchase additional shares of Series A-1 and A-2 Preferred stock	$8,670	(3,539)	$5,131

(1)  The initial valuation date of the option to purchase additional shares of Series A-1 Preferred and Series A-2 Preferred is the date of the execution of the Investment Agreement with Warburg Pincus and Deerfield, or June 7, 2010.

The following table summarizes the assumptions used in applying the Black-Scholes-Merton option pricing model to determine the fair value of the liability related to the rights to purchase additional shares of Series A-1 Preferred and Series A-2 Preferred during the twelve months ended December 31, 2011 and 2010:

Twelve Months Ended December 31,
	2011	2010

Risk-free interest rate	0.05 – 0.25%	0.29 – 0.50%
Expected life (in years)	0.5 – 0.8	0.9 – 1.5
Volatility	0.71 – 0.99	1.03 – 1.09
Dividend yield	8.68 – 8.80%	8.4 – 11.4%

●
Beneficial Conversion Feature – Because the conversion price of the shares of preferred stock was less than the fair value of common stock at the date preferred stock was sold and issued, the in-the-money conversion feature (Beneficial Conversion Feature, or BCF) requires separate recognition and is measured at the intrinsic value (i.e., the amount of the increase in value that holders of Preferred Stock would realize upon conversion based on the value of the conversion shares, including all future potential conversion shares adjusted for accretion to the Preferred Stock, on the commitment date).  The BCF is limited to the proceeds allocated to Preferred Stock and is initially recorded as a discount to preferred shares and included as additional paid-in capital.  Because there is not a stated redemption date of the shares of the convertible Series A-1 Preferred, the BCF is immediately accreted to the preferred shares as a deemed preferred stock dividend.   The Company has recognized aggregate BCF of $29.9 million related to the shares of preferred stock in June 2010 and this amount is included in the total value of preferred stock of $30.6 million as of December 31, 2011.  There has been no additional BCF recorded in the twelve months ended December 31, 2011.

●
Accretion on Preferred Stock - For the period from June 7, 2010 to September 10, 2010 (the date of the Second Closing), the 400,000 shares of Series A-1 Preferred accreted value to the stated rate of $100 at an annual rate of 12%, compounded quarterly.  Upon the Second Closing, the 412,652 shares of Series A-1 Preferred accreted value to the stated rate of $100 at an annual rate of 9%, compounded quarterly.  The total accretable value from the transaction date through December 31, 2011 was $6.4 million, including $1.0 million and $3.9 million for the three and twelve months ended December 31, 2011, respectively.  The Company will not recognize the value of the accretion to the preferred stock until such time that it becomes probable that the shares of preferred stock will become redeemable.  The accretable value is included, for loss per share purposes only, as a dividend to holders of preferred stock and the loss attributable to holders of common stock is increased by the value of the accretion for the period.  Accretion on preferred stock accounts for the $3.9 million and $2.4 million in deemed dividends to holders of preferred stock through the twelve months ended December 31, 2011 and 2010, respectively.

NOTE 5.  STOCKHOLDERS' DEFICIT

As a result of the one-for-four reverse stock split the Company implemented at the close of business on September 10, 2010 (the “Reverse Stock Split”), the number of resulting outstanding shares of common stock and share-based compensation awards was determined by dividing the number of outstanding shares and share-based compensation awards by four.  The resulting per share exercise price of outstanding stock options and warrants was determined by multiplying the exercise price prior to the Reverse Stock Split by four.  All historical share and per share amounts have been adjusted to reflect the Reverse Stock Split.

Stock Incentive Plans. As of December 31, 2011, the Company had three stockholder approved stock incentive plans under which it grants or has granted options to purchase shares of our common stock and restricted stock awards to employees: the 2010 Equity Incentive Plan (the “2010 Plan”), the 2004 Stock Incentive Plan (the “2004 Plan”) and the 2003 Stock Option Plan (the “2003 Plan”).   The Board of Directors, or the Chief Executive Officer when designated by the Board, is responsible for administration of the employee stock incentive plans and determines the term, exercise price and vesting terms of each option. In general, stock options issued under all the current plans have a vesting period of three years and expire ten years from the date of grant. Additionally, the Company has an Employee Stock Purchase Plan, the 2006 Employee Stock Purchase Plan (the “2006 Plan”).

On February 16, 2010, the Company’s Board of Directors adopted the 2010 Equity Incentive Plan.  Under the 2010 Plan, the Board or a committee appointed by the Board may award nonqualified stock options, incentive stock options, restricted stock, restricted stock units, performance awards, and stock appreciation rights to participants.  Officers, directors, employees or non-employee consultants or advisors (including our subsidiaries and affiliates) are eligible to receive awards under the 2010 Plan. As of December 31, 2011, the total number of shares of our common stock available for grants of awards to participants under the 2010 Plan was 8.5 million shares.  On February 17, 2012, the Company’s Board of Directors adopted an amendment to the 2010 Plan increasing the number of shares of the Company’s common stock issuable thereunder from 8,500,000 to 10,000,000.  See Note 17, “Subsequent Events,” below.  The Company intends for all future stock option awards to be issued under the 2010 Plan, with no additional awards being issued under the 2003 Plan or 2004 Plan.

Stock Options. The following table summarizes information about stock options outstanding at December 31, 2011 and December 31, 2010 and changes in outstanding options in the twelve months then ended, all of which are at fixed prices:

	Number Of Shares Subject To Options Outstanding (in 000’s)	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (In Years)	Aggregate Intrinsic Value ($ in 000’s)

Outstanding January 1, 2010	1,209	$7.2

Options granted	5,982	.56
Options exercised	—	—
Options cancelled	(442)	7.39
Outstanding December 31, 2010	6,749	$1.32	9.3	$7

Options granted	302	$.78
Options exercised	(72)	.69
Options cancelled	(948)	1.92
Outstanding December 31, 2011	6,031	$1.20	8.3	$2
Exercisable at December 31, 2011	2,375	$2.20	7.4	$2

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Subject to Options Outstanding (in 000’s)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life of Options Outstanding	Number of Options Exercisable (in 000’s)	Weighted Average Exercise Price
$ 0.28 - $ 0.77	5,219	$0.55	8.8 yrs	1,669	$0.57
$ 0.78 - $ 4.48	542	2.92	6.4 yrs	436	3.37
$ 4.49 - $ 9.20	208	6.68	4.4 yrs	208	6.68
$ 9.21 - $ 43.92	62	22.97	2.5 yrs	62	22.97

$ 0.28 - $ 43.92	6,031	$1.20	8.3 yrs	2,375	$2.20

The weighted-average grant date fair value of options granted during the twelve months ended December 31, 2011 and 2010 was $0.63 and $0.44, respectively.  During the years ended December 31, 2011 and 2010, the Company recorded share-based compensation cost from all equity awards to employees of $1.0 million and $0.7 million, respectively.

The total intrinsic value of options exercised during the twelve months ended December 31, 2011 was $0.1 million. No options were exercised during the twelve months ended December 31, 2010.

As of December 31, 2011, we estimate that there is $1.4 million in total, unrecognized compensation costs related to non-vested share-based awards, which is expected to be recognized over a weighted average period of 2.6 years.

Employee Stock Purchase Plan. The 2006 Plan allows employees to contribute a percentage of their gross salary toward the semi-annual purchase of shares of common stock. The price of each share will not be less than the lower of 85% of the fair market value of common stock on the last trading day prior to the commencement of the offering period or 85% of the fair market value of common stock on the last trading day of the purchase period. A total of 187,500 shares of common stock were initially reserved for issuance under the 2006 Plan.  On July 15, 2011, the Company’s Board of Directors approved an additional 150,000 shares of common stock available for issuance under the 2006 Plan. The Company issued 8,465 shares of common stock on January 11, 2011 and 31,533 shares of common stock on July 11, 2011. The Company also issued 10,751 shares of common stock on January 10, 2012 pursuant to the 2006 Plan. As of the date of this Report, 146,943 shares of common stock are remaining under the 2006 Plan.

Assumptions. The following table summarizes the assumptions used in applying the Black-Scholes-Merton option pricing model to determine the fair value of new awards granted during the twelve months ended December 31, 2011 and 2010, respectively:

	December 31,
	2011	2010
Stock options
Risk-free interest rate	1.55 – 2.24%	2.35 - 3.05%
Expected life (in years)	5.5 - 6.02	5.5 - 6.02
Volatility	1.07 – 1.09	0.99 – 1.02
Dividend Yield	0%	0%
Employee stock purchase plan
Risk-free interest rate	0.19 - 1.14%	0.19 - 0.61%
Expected life (in years)	0.5 - 2.0	0.5 - 2.0
Volatility	0.98 – 2.07	1.18 – 1.89
Dividend Yield	0%	0%

The Company estimates the fair value of each option award on the date of grant using the Black-Scholes-Merton option-pricing model and uses the assumptions as allowed by ASC 718, “Compensation – Stock Compensation .”  Through October 2010, as allowed by ASC 718-10-55, companies with a short period of publicly traded stock history, the Company’s estimate of expected volatility was based on the average expected volatilities of a sampling of other peer companies with similar attributes to it, including industry, stage of life cycle, size and financial leverage as well as the Company’s own historical data.  For options issued after October 2010, the Company used its own historical data to estimate expected volatility.  As the Company has so far only awarded “plain vanilla” options as described by the SEC’s Staff Accounting Bulletin Topic No. 14, “ Share-Based Payment ”, it used the “simplified method” for determining the expected life of the options granted. The Company will continue to use the “simplified method” under certain circumstances, which it will continue to use as it does not have sufficient historical data to estimate the expected term of share-based awards.  The risk-free rate for periods within the contractual life of the option is based on the U.S. treasury yield curve in effect at the time of grant valuation. ASC 718 does not allow companies to account for option forfeitures as they occur.  Instead, estimated option forfeitures must be calculated upfront to reduce the option expense to be recognized over the life of the award and updated upon the receipt of further information as to the amount of options expected to be forfeited. Based on our historical information, the Company currently estimates that 23% annually of its stock options awarded with annual vesting mechanisms will be forfeited.

The Company has elected to track the portion of its federal and state net operating loss carryforwards attributable to stock option benefits in a separate memo account.  Therefore, these amounts are no longer included in our gross or net deferred tax assets. The benefit of these net operating loss carryforwards will only be recorded in equity when they reduce cash taxes payable.

Common Stock Warrants.  As of December 31, 2011, the Company had outstanding warrants to purchase an aggregate of approximately 2.0 million shares of its common stock, all of which were available for exercise. On December 31, 2011, the Company issued a five-year warrant to purchase 0.2 million shares of common stock at an exercise price of $0.41 as partial payment for financial advisory services provided in connection with the transactions contemplated by the January 2012 Investment Agreement.

At December 31, 2011, there are outstanding Series A warrants to purchase an aggregate of 0.6 million shares of common stock and Series B warrants to purchase an aggregate of 1.1 million shares of common stock, all of which were originally issued in connection with the Company’s October 2009 private placement.  As a result of an anti-dilution provision contained in the Series B warrants, the exercise price of the Series B warrants was reduced to $1.20 per share after giving effect to the issuance of Series A-1 Preferred on June 7, 2010. A total of 0.2 million warrants are outstanding in connection with the transactions contemplated by the June 2010 and January 2012 Investment Agreements.

In May 2011, an investor exercised Series B warrants to purchase 0.3 million shares of common stock.  The Company received total cash proceeds of $0.3 million from the exercise.  Refer to Note 6 below.

The following table summarizes the warrants outstanding as of December 31, 2011 and 2010 and the changes in outstanding warrants in the twelve month periods then ended:

	Number Of Shares Subject To Warrants Outstanding (in 000’s)	Weighted-Average Exercise Price
Warrants outstanding January 1, 2010	3,686	$2.64
Warrants granted	54	0.92
Warrants cancelled	(439)	14.61
Warrants redeemed	--	--
Warrants exercised	(1,264)	0.04
Warrants outstanding December 31, 2010	2,037	2.99
Warrants granted	183	0.41
Warrants cancelled	--	--
Warrants exercised	(253)	1.20
Warrants outstanding December 31, 2011	1,967	$0.76

NOTE 6.  WARRANT LIABILITIES

The Company had outstanding warrants to purchase 2.0 million shares of common stock that were classified as liabilities on the balance sheet as of December 31, 2011 and 2010.  The fair value of the warrants classified as liabilities was $0.5 million and $0.7 million on December 31, 2011 and 2010, respectively.

In May 2011, the Company issued 0.3 million shares of common stock pursuant to the exercise of a warrant.  The Company recorded a loss of $0.1 million related to the revaluation of the warrant liability on the date of exercise and extinguished $0.3 million of liabilities related to the potential redemption of these warrants.  In May 2010, the Company issued 1.3 million shares of common stock pursuant to the exercise of a Series A warrant.  The Company recorded a loss of $0.6 million related to the revaluation of the warrant liability on the date of exercise and extinguished $0.9 million of liabilities related to the potential redemption of these warrants.  The warrant liability was reduced by $1.5 million upon the exercise of the Series A warrants.

During the twelve months ended December 31, 2011 and 2010, the Company recognized a loss of $0.1 million and $0.1 million, respectively, related to the revaluation of the warrant liabilities.  The following table summarizes the fair value of warrants classified as liabilities and outstanding as of December 31, 2011 and 2010 and the changes in the valuation in the twelve month periods then ended:

($ in thousands)	Fair value Value at January 1,	Reduction of liability due to redemption or exercise	Net change in fair value of liabilities	Fair Value at December 31,
2011
Warrants classified as liabilities	$713	$(252)	$41	$502

2010
Warrants classified as liabilities	$2,146	(1,489)	56	$713

All warrants that were classified as liabilities as of December 30, 2011 and December 31, 2010 were issued to various investors pursuant to the October 2009 private placement.  The warrants issued were Series A and Series B Warrants as discussed in Note 5.  The Company classified these warrants as liabilities based on certain cash settlement provisions available to the warrant holders upon certain reorganization events in the equity structure, including mergers.  Specifically, in the event the Company is acquired in an all cash transaction, a transaction whereby it ceases to be a publicly held entity under Rule 13e-3 of the Securities Exchange Act of 1934, or a reorganization involving an entity not traded on a national securities exchange, the warrant holders may elect to receive an amount of cash equal to the value of the warrants as determined in accordance with the Black-Scholes-Merton option pricing model with certain defined assumptions.  At any time when the resale of the warrant shares is not covered by an effective registration statement under the Securities Act of 1933, the warrant holders can elect a cashless exercise of all or any portion of shares outstanding under a warrant, in which case they would receive a number of shares with a value equal to the intrinsic value on the date of exercise of the portion of the warrant being exercised.  Additionally, warrant holders have certain registration rights and the Company would be obligated to make penalty payments to them under certain circumstances if we were unable to maintain effective registration of the shares underlying the warrants with the SEC.

Assumptions. The following table summarizes the assumptions used in applying the Black-Scholes-Merton option pricing model to determine the fair value of the liability related to warrants outstanding during the twelve months ended December 31, 2011 and 2010, respectively:

	Twelve Months Ended December 31,
	2011	2010
Warrant liabilities
Risk-free interest rate	.83 – 2.24%	1.91 - 3.28%
Expected life (in years)	4.77 – 5.5	5.77 - 6.52
Volatility	0.98 – 1.04	0.92 - 0.99
Dividend Yield	0%	0%

For additional details on the change in value of these liabilities, see Note 8.  Changes in the market price of the common stock or volatility would result in a change in the value of the warrants and impact the statement of operations. For example, a 10% increase in the market price of the common stock would cause the fair value of the warrants and the warrant liability to increase by approximately 10%.

NOTE 7.  BASIC NET LOSS PER COMMON SHARE

Basic net loss per share is based upon the weighted average number of common shares outstanding during the period. Diluted net income or loss per share is based upon the weighted average number of common shares outstanding during the period, plus the effect of additional weighted average common equivalent shares outstanding during the period when the effect of adding such shares is anti-dilutive.

Basic and diluted net loss per share was determined as follows:

	Twelve Months Ended
	December 31,
(in thousands, except per share amounts)	2011	2010
Net loss	$(18,822)	$(25,987)
Deemed dividend to preferred shareholders, additional accretion	(3,948)	(2,411)
Deemed dividend to preferred shareholders, BCF	--	(29,898)

Net loss applicable to common stock	(22,770)	(58,296)

Weighted average shares used in computing net loss per share, basic and diluted	21,557	20,737

Net loss per share, basic and diluted	$(1.06)	$(2.81)

Deemed dividends to the holders of Series A-1 Preferred include the beneficial conversion feature related to the conversion feature of the shares of Series A-1 Preferred issued under the June 7, 2010 Investment Agreement with Warburg Pincus and Deerfield, as well as the accretion on these same shares pursuant to such agreement.

The securities in the table below were excluded from the computation of diluted net loss per common share for the twelve months ended December 31, 2011 and 2010 because such securities were anti-dilutive during the periods presented:

(in thousands)	2011	2010
Warrants	1,967	2,037
Stock options and Employee Stock Purchase Plans	6,178	6,797
Convertible redeemable preferred stock	62,987	57,623

Total	71,132	66.457

NOTE 8.  FAIR VALUE MEASUREMENTS

ASC 820 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value under ASC 820 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value which are the following:

•	Level 1 - Quoted prices in active markets for identical assets or liabilities;

•
Level 2 - Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Our Level 2 assets exclusively include U.S. government obligations with quoted prices that are traded less frequently than exchange-traded instruments. All of our Level 2 asset values are determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. The pricing model information is provided by third party entities (e.g. banks or brokers). In some instances, these third party entities engage external pricing services to estimate the fair value of these securities; and

•	Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table represents the fair value hierarchy for our financial assets and liabilities held by the Company measured at fair value on a recurring basis for the year ended December 31, 2011 and December 31, 2010:

2011
(in $ thousands)	Level 1	Level 2	Level 3(1)	Total
Assets
Available-for-sale equity securities	$—	$—	$—	$—
Available-for-sale debt securities	—	—	—	—
Total	$—	$—	$—	$—
Liabilities
Warrant liabilities	—	—	$502	$502
Right to purchase future Series A-1 and A-2 preferred stock	—	—	1,772	1,772
Total	$—	$—	$2,274	$2,274

2010
(in $ thousands)	Level 1	Level 2	Level 3(1)	Total
Assets
Available-for-sale equity securities	$74	$—	$—	$74
Available-for-sale debt securities	—	17,994	—	17,994
Total	$74	$17,994	$—	$18,068
Liabilities
Warrant liabilities	—	—	$713	$713
Right to purchase future Series A-1 and A-2 preferred stock	—	—	5,131	5,131
Total	$—	$—	$5,844	$5,844

(1)  See Notes 4 and 6 of these Notes to the Financial Statements for a roll forward of the Company’s Level 3 Assets for the twelve months ended December 31, 2011 and 2010.

NOTE 9. AVAILABLE-FOR-SALE SECURITIES

On December 31, 2011, the Company had no available-for-sale securities.  As of December 31, 2010, the Company had $18.1 million in total available-for-sale securities consisting of equity and debt investments that were disposed of during 2011.  All the Company’s U.S. treasury obligation investments previously held were in securities with original maturities less than twelve months.  The following table summarizes the investments classified as available-for-sale securities during the twelve months ended December 31, 2011 and 2010:
December 31, 2011 (in $ thousands)	Input Level	Amortized or Historical Cost	Gross Unrealized Gains	Gross Unrealized Gains	Estimated Fair Value
Money market funds		$—	$—	$—	$—
U.S. treasury obligations		—	—	—	—
Equity securities		—	—	—	—
Total available-for-sale securities		—	—	—	—
Less: amounts classified as cash equivalents		—	—	—	—
Amounts classified as available-for-sale securities		$—	$—	$—	$—

December 31, 2010 (in $ thousands)	Input Level	Amortized or Historical Cost	Gross Unrealized Gains	Gross Unrealized Gains	Estimated Fair Value
Money market funds	2	$—	$—	$—	$2,016
U.S. treasury obligations	2	17,992	2	—	17,994
Equity securities	1	92	—	(18)	74
Total available-for-sale securities		20,100	2	(18)	20,084
Less: amounts classified as cash equivalents		2,016	—	—	2,016
Amounts classified as available-for-sale securities		$18,084	$2	$(18)	$18,068

NOTE 10.  OTHER ASSETS

Other assets consist of the following at December 31:

(in $ thousands)	2011	2010
Direct financing costs	$462	$--
Prepaid expenses	140	176
Security deposit	31	--
Accounts receivable	2	78
Total	$635	$254

Direct costs incurred from the transactions contemplated by the January 2012 Investment Agreement will be deferred until the issuance of the shares of Series A Preferred. These costs will be reclassified as a reduction to equity upon the execution of the Investment Agreement and subsequent issuance of shares. As of December 31, 2011, the Company deferred approximately $0.5 million in direct financing costs.

NOTE 11.  PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31:

	2011	2010
Property and equipment: (in $ thousands)
Furniture & fixtures	$71	$53
Computer hardware	277	252
Computer software	220	212
Manufacturing equipment	164	164
Tenant improvements	163	144
	895	825
Less accumulated depreciation	(823)	(728)
Property and equipment, net	$72	$97

For the years ended December 31, 2011 and 2010, depreciation expense was approximately $0.1 million and $0.2 million, respectively.

NOTE 12.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following at December 31:

(in $ thousands)	2011	2010
Trade accounts payable	$1,633	$1,725
Clinical research and other development related costs	1,173	2,340
Accrued personnel related expenses	800	1,202
Interest payable	683	683
Accrued trade payables	268	102
Total	$4,557	$6,052

NOTE 13. INCOME TAXES

There was no current or deferred income tax expense (other than state minimum tax) for the years ended December 31, 2011 and 2010 because of the Company’s operating losses.

The components of deferred tax assets (there were no deferred tax liabilities) as of December 31, 2011 and 2010 are as follows:

Deferred tax assets consist of the following:	December 31,
(in $ thousands)	2011	2010
Deferred tax assets:
Net operating loss carryforwards	$13,711	$6,709
Research and development credit	4,573	2,504
Capitalized research costs	24,634	23,996
Stock-based compensation	1,357	1,386
Accruals and reserves	80	474
Total deferred tax asset	44,355	35,069
Less valuation allowance	(44,355)	(35,069)
Net deferred tax asset	$—	$—

(1)  The Company’s deferred tax asset and valuation allowance relating to stock-based compensation as of  December 31, 2010 was corrected  to properly account for the effect of stock option exercises, cancellations, forfeitures, and expirations, resulting in a decrease of $6.2 million in the gross deferred assets and valuation allowance.   Such correction had no impact on the results of operations or the Company’s financial position.

A reconciliation between our effective tax rate and the U.S. statutory tax rate follows:

	For the Years Ended,
	December 31, 2011	December 31, 2010
Footnote Disclosure:
Tax Benefit at Federal Statutory Rate	34.0%	34.0%
State Taxes, Net of Federal Benefit	5.8%	5.8%
Permanent Book/Tax Differences	(4.3)%	(2.6)%
Gain/loss on Call Options	7.1%	5.4%
Tax Credits	11.0%	(8.7)%
Change in Valuation Allowance	(53.6)%	(34.5)%
Provision (Benefit) for Taxes	0.0%	0.0%

As of December 31, 2011, the Company had potentially utilizable federal and state net operating loss tax carryforwards of approximately $34.1 million $32.2 million respectively.  The net operating loss carryforwards expire in various amounts for federal tax purposes from 2022 through 2030 and for state tax purposes from 2018 through 2030.   As of December 31, 2011, the Company also had research and development credit carryforwards of approximately $0.3 and $1.4 million for federal and state tax reporting purposes and orphan drug credit carryforwards of approximately $2.9 million for federal purposes. The research and development credit carryforwards will expire in 2030 for federal purposes and carryforward indefinitely for state purposes. The orphan drug credit carry forward expires in 2030 for federal purposes.

Management maintains a valuation allowance for its deductible temporary differences (i.e. deferred tax assets) when it concludes that it is more likely than not that the benefit of such deferred tax assets will not be recognized. The ultimate realization of deferred tax assets is dependent upon the Company’s ability to generate taxable income during the periods in which the temporary differences become deductible. Management considers the historical level of taxable income, projections for future taxable income, and tax planning strategies in making this assessment. Management’s assessment in the near term is subject to change if estimates of future taxable income during the carryforward period are reduced. The Company’s valuation allowance increased by $9.3 million and decreased by $15.6 million in the years ended December 31, 2011 and 2010, respectively.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization. The Company completed a Section 382 analysis through December 31, 2010 and determined that an ownership change, as defined under Section 382 of the Internal Revenue Code, occurred in prior years. Based on the analysis, the Company has undergone three ownership changes as defined in Section 382 of the Internal Revenue Code. The first ownership change occurred on July 21, 2004, the second ownership change occurred on July 31, 2007, and the third ownership change occurred on June 7, 2010.  No additional ownership changes occurred through December 31, 2011. Net operating loss carryovers presented have accounted for any limited and potential lost attributes due to the ownership changes and expiration dates.

The Company has adopted the provisions of FIN 48 as of January 1, 2007, which is now codified as part of ASC 740. The total amount of unrecognized tax benefits as of December 31, 2011 was $1.3 million. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Unrecognized Tax Benefits (in $ thousands)	2011	2010
Balance as of January 1	$782	$954
Additions for current year tax positions	538	624
Reductions for current year tax positions	-	-
Additions for prior year tax positions	-	14
Reductions for prior year tax positions	(1)	-
Settlements	-	-
Reductions related to 382 limitations	-	(810)
Balance as of December 31	$1,319	$782

None of the unrecognized tax benefits as of December 31, 2011 would affect the Company’s effective tax rate if recognized. As the Company would currently need to increase their valuation allowance for any additional amounts benefited, the effective rate would not be impacted until the valuation allowance was removed.

Penalties and interest expense related to income taxes are included as a component of other expense and interest expense, respectively, if they are incurred.  For the years ended December 31, 2011 and 2010, no penalties or interest expense related to income tax positions were recognized. The Company does not anticipate that any of the unrecognized tax benefits will increase or decrease significantly in the next twelve months.

The Company is subject to federal and California state income tax. As of December 31, 2011, the Company’s federal returns for the years ended 2002 through the current period and state returns for the years ended 2004 through the current period are still open to examination. Net operating losses and research and development carryforwards that may be used in future years are still subject to inquiry given that the statute of limitation for these items would be from the year of the utilization. There are no tax years under examination by any jurisdiction at this time.

NOTE 14. LICENSE AGREEMENTS

Tekmira License Agreement.  Pursuant to an Amended and Restated License Agreement dated April 30, 2007, as amended effective May 27, 2009 (the “License Agreement”), between the Company and Tekmira Pharmaceuticals Corporation (“Tekmira”), the Company holds exclusive, worldwide rights to develop and commercialize three oncology drug candidates, Marqibo, Brakiva, and Alocrest.  On September 20, 2010, the Company and Tekmira entered into Amendment No. 2 to the License Agreement (the “Amendment”), which amends the License Agreement as follows:

•
The Company’s maximum aggregate obligation for milestone payments to Tekmira for all three product candidates was decreased from $37.0 million to $19.0 million.  All of the affected milestone payment obligations relate to amounts triggered by the achievement of regulatory milestones for the Company’s Marqibo drug candidate.

•
The Amendment modified the royalty rates payable by the Company for net sales of Marqibo by eliminating a tiered royalty rate structure based upon the amount of net sales and instead provides for a single royalty rate without regard to the amount of net sales.

•	In consideration of the foregoing, the Company agreed to make a one-time payment to Tekmira of $5.75 million.

The $5.75 million payment to Tekmira was recognized as expense in the Condensed statement of operations during the twelve months ended December 31, 2010.

Menadione Topical Lotion License Agreement. In October 2006, the Company entered into a license agreement with the Albert Einstein’s College of Medicine (AECOM). In consideration for the license, we agreed to issue the college $0.2 million of our common stock.  We also made a cash payment within 30 days of signing the agreement and we agreed to pay annual maintenance fees. Further, we agreed to make milestone payments in the aggregate amount of $2.8 million upon the achievement of various clinical and regulatory milestones, as described in the agreement, of which we have achieved one milestone and have paid AECOM total consideration of $0.3 million. We may also make annual maintenance fees as part of the agreement. We also agreed to make royalty payments to the College on net sales of any products covered by a claim in any licensed patent.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Lease Agreements. The Company had previously entered into a three year sublease, which commenced on May 31, 2006, for property at 7000 Shoreline Court in South San Francisco, California, where the Company’s executive offices were located until March 15, 2011.  This lease expired on March 31, 2011. On February 10, 2011, the Company entered into a 17-month sublease for property at 2207 Bridgepointe Parkway in San Mateo, California, which commenced on March 1, 2011.  The total cash payments due over the remaining sublease period, as of December 31, 2011, are $0.1 million.

Approximate expenses associated with operating leases were as follows:

	Years Ended December 31,
(in $ thousands)	2011	2010
Rent expense	$255	$487

Clinical Trial Agreement. In May 2011, the Company entered into a clinical trial research agreement with the German High-Grade Lymphoma Study Group, pursuant to which the Company agreed to provide support for a European Phase 3 trial of Marqibo in elderly patients with newly diagnosed aggressive NHL.  Under the terms of the agreement, the Company is obligated to provide supplies of Marqibo for the study as well as funding for a portion of the total financial costs of the study.  As of December 31, 2011, the Company’s portion of these costs is estimated to be approximately between €8.6 million and €10.2 million (or between $11.1 million and $13.2 million) to be paid over a period of three to five years.  Per the terms of the agreement, the Company is under no obligation to make a payment before the later of January 1, 2013 or the enrollment of the 150th patient. No amounts have been accrued as of December 31, 2011 in connection with this arrangement.

In November 2011, the Company entered into an agreement with Pharmaceutical Research Associates, Inc., a global clinical research organization providing services through all phases of clinical development, to initiate the U.S. portion of the Company’s global Phase 3 confirmatory study of Marqibo, named HALLMARQ, in the treatment of patients 60 years of age or older with newly diagnosed ALL. The Company also entered into an agreement with PPD, a leading global contract research organization providing drug discovery, development, and lifecycle management services, to administer central laboratory services for HALLMARQ. The Company anticipates the enrollment of the first subject in the HALLMARQ study to occur prior to the end of the second quarter of 2012.  Direct costs associated with the HALLMARQ study are estimated to be approximately $42.5 million over a period of five years.  As of December 31, 2011, the Company accrued approximately $0.1 million for expenditures related to the HALLMARQ study.

In August 2011, the Company entered into an agreement with Mayo Clinic pursuant to which Mayo Clinic will sponsor and conduct a Phase 2 clinical trial that is designed to enroll approximately 40 patients taking biologic and small molecule EGFR inhibitors for anti-cancer therapy and will test the effectiveness of MTL in preventing skin toxicities associated with EGFR inhibitors.  In January 2012, the first patient was enrolled in the study. As of December 31, 2011, the Company accrued approximately $0.1 million for drug manufacture and related expenditures.

NOTE 16.  401(K) SAVINGS PLAN

During 2004, the Company adopted a 401(k) Plan (the “401(k) Plan”) for the benefit of its employees. The Company elects to match contributions to the 401(k) Plan equal to 100% of the first 5% of wages deferred by each participating employee. During both 2011 and 2010, the Company incurred total charges of approximately $0.2 million for employer matching contributions.

NOTE 17.  SUBSEQUENT EVENTS

2012 Investment Agreement

On January 9, 2012, the Company entered into an Investment Agreement (the “2012 Investment Agreement”) with Warburg Pincus and Deerfield (collectively, the “Purchasers”), pursuant to which the Company issued and sold to the Purchasers an aggregate of 110,000 shares of Series A-2 Preferred at a per share purchase price of $100 for an aggregate purchase price of $11,000,000.  The 2012 Investment Agreement provides that, from the date of the agreement until the first anniversary of the Company’s receipt of marketing approval from the Food and Drug Administration for any of its product candidates (the “Marketing Approval”), the Purchasers have the right, but not the obligation, to purchase up to an additional 600,000 shares of Series A-3 Preferred at a purchase price of $100 per share.

As discussed above under Note 4, “Redeemable Convertible Preferred Stock,” the Company had previously entered into an Investment Agreement dated June 7, 2010 (the “2010 Investment Agreement”), pursuant to which Warburg Pincus and Deerfield purchased an aggregate of 400,000 shares of Series A-1 Preferred).   Further, as discussed above under Note 3, “Facility Agreement,” the Company and Deerfield had previously entered into a Facility Agreement dated October 30, 2007, as amended on June 7, 2010, pursuant to which the Company has borrowed from Deerfield an aggregate of $27.5 million, all of which is currently outstanding.

The terms, conditions, privileges, rights and preferences of the Series A-2 Preferred, as amended in connection with the entry into the 2012 Investment Agreement, are described in the Company’s amended and restated Certificate of Designation filed with the Secretary of State of Delaware on January 9, 2012 (the “Series A-2 Certificate”).  The Series A-2 Preferred will, with respect to both dividend rights and rights upon a liquidation or change of control, rank senior to all junior stock, including the Company’s common stock, and on parity with all parity stock, including the Company’s outstanding Series A-1 Preferred and the Series A-3 Preferred.

From the applicable date of issuance of each share of Series A-2 Preferred, and provided that by July 9, 2012, the Company obtains the requisite approval of its stockholders to amend its certificate of incorporation to increase the authorized number of shares of common stock from 350 million to 600 million (the “Stockholder Approval”), the Series A-2 Preferred, including the 110,000 shares issued January 9, 2012, shall have the following terms, among others (the “Initial Series A-2 Terms”):

•	The conversion price of the Series A-2 Preferred shall initially be $0.30 per share (subject to adjustment in certain circumstances).

•
The stated value of each share of Series A-2 Preferred will accrete at a rate of 9% per annum, compounded quarterly, for a five-year term; thereafter, cash dividends will be payable at a rate of 9% of the accreted stated value per annum, payable quarterly.

•
Upon the occurrence and during the continuance of certain material breaches by the Company of its obligations under the 2012 Investment Agreement, Series A-2 Certificate and related transaction agreements (referred to in the Series A-2 Certificate as “special triggering events”), the accretion rate and the dividend rate on the Series A-2 Preferred will increase by 3% per annum, compounded quarterly.

•
Upon any liquidation of the Company, holders of the Series A-2 Preferred are entitled to receive a liquidation preference per share equal to the greater of (i) 100% of the then-accreted value of the Series A-2 Preferred and (ii) the amount that the holder would have received if the Series A-2 Preferred had been converted into common stock at the conversion price immediately prior to the liquidation.  Similar rights would apply upon any “change of control” of the Company (although the liquidation preference would be calculated assuming the liquidation occurred on the fifth anniversary of the date of issuance).

•	The Series A-2 Preferred is not redeemable under the Initial Series A-2 Terms.

If the Company does not obtain Stockholder Approval by July 9, 2012, then the terms of the Series A-2 Preferred will thereafter adjust, as follows (the “Revised Series A-2 Terms”):

•
The conversion price of the Series A-2 Preferred shall be reduced to an amount equal to 70% of the conversion price applicable under the Initial Series A-2 Terms (subject to adjustment in certain circumstances).

•
The stated value of each share of Series A-2 Preferred will accrete at an initial rate of 12% per annum, compounded quarterly, and increasing by 0.50% per year for a seven-year term; thereafter, cash dividends will be payable at a rate of 15.5% of the accreted stated value per annum, payable quarterly.

•
Upon any liquidation of the Company, holders of the Series A-2 Preferred would be entitled to receive a liquidation preference per share equal to the greater of (i) 250% of the then-accreted value of the Series A-2 Preferred and (ii) the amount which the holder would have received if the Series A-2 Preferred had been converted immediately prior to the liquidation (at a conversion price equal to 70% of the conversion price applicable under the Initial Series A-2 Terms, subject to adjustment).  Similar rights would apply upon any “change of control” of the Company (although the liquidation preference would be calculated assuming the liquidation occurred on the seventh anniversary of the date of issuance).

•
The holders of the Series A-2 Preferred would have the right to require the Company to redeem the Series A-2 Preferred at a redemption price equal to the greater of (i) 250% of the then-accreted value of the Series A-2 Preferred plus any unpaid dividends accrued thereon or (ii) the product obtained by multiplying the then-current market value of the underlying common stock by the number of shares of common stock then issuable upon conversion of each share of Series A-2 Preferred.

The terms, conditions, privileges, rights and preferences of the Series A-3 Preferred are described in a Certificate of Designation filed with the Secretary of State of Delaware on January 9, 2012 (the “Series A-3 Certificate”). The terms of the Series A-3 Preferred are substantially identical to the terms of the Series A-2 Preferred, except that (i) the Series A-3 Preferred would be initially convertible into common stock at a conversion price equal to $0.35 per share (subject to adjustment in certain circumstances), and (ii) because the Company’s certificate of incorporation does not currently have a sufficient number of authorized common stock available for issuance, until the Company obtains Stockholder Approval, the Series A-3 would only be convertible into a number of shares of common stock then available for issuance, which shall not be less than 105 million.

On February 27, 2012, the Company filed a definitive proxy statement with the SEC, announcing its intent to hold a special meeting of stockholders on April 5, 2012, for the purpose of obtaining the Stockholder Approval.

As described above, the Company and the Purchasers had previously entered into the 2010 Investment Agreement on June 7, 2010.  In connection with the entry into the 2012 Investment Agreement, on January 9, 2012, the Company and the Purchasers entered into an amendment to the 2010 Investment Agreement (the “Investment Agreement Amendment”).  Among other terms, the Investment Agreement Amendment eliminated the Purchasers’ rights to purchase additional shares of Series A Preferred under the 2010 Investment Agreement.

Amendment to Deerfield Facility Agreement

As described above, the Company and Deerfield had previously entered into the Facility Agreement on October 30, 2007, as amended on June 7, 2010.  In connection with the entry into the 2012 Investment Agreement, on January 9, 2012, the Company and Deerfield entered into a Second Amendment to Facility Agreement (the “Amendment to Facility Agreement”).  Among other items, pursuant to the Amendment to Facility Agreement, the Company will satisfy its obligation under the Facility Agreement to make quarterly interest payments for the quarters ended December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012, by issuing a whole number of shares of Series A-2 Preferred determined by dividing the amount of the interest payments payable to each Deerfield affiliate for each quarterly period by $100.  On January 9, 2012, in accordance with the terms of the Facility Amendment, the Company satisfied its interest payment obligation in the aggregate amount of $0.7 million for the quarter ended December 31, 2011, by issuing an aggregate of 6,826 shares of Series A-2 Preferred to Deerfield and paying cash in lieu of fractional shares in the aggregate amount of $0.1 million.

Special Meeting of Stockholders

The Company has scheduled a Special Meeting of Stockholders on April 5, 2012, for the purpose of considering and taking action on a proposal to amend our certificate of incorporation to increase the number of authorized shares of common stock from 350,000,000 to 600,000,000. The Board of Directors of the Company has approved the foregoing proposal and recommends that the stockholders of the Company vote in its favor. Pursuant to a Voting Agreement (the “Voting Agreement”) entered into between the Company and the Purchasers as part of the transactions contemplated by the Investment Agreement, the Purchasers agreed to vote (or cause to be voted) all of its owned shares (a) in favor of approval of (1) the Stockholder Proposal and the transactions contemplated by the Investment Agreement, and (2) any other matter that is required to facilitate the transactions contemplated by the Investment Agreement; and (b) against any action or agreement that would impair the ability of the Company to obtain the Stockholder Approval or otherwise issue the Securities pursuant to the Investment Agreement, or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the transactions contemplated by the Investment Agreement.  Our Board of Directors has fixed the close of business on February 13, 2012, as the record date for the determination of stockholders entitled to notice of and to vote at the Special Meeting and at any adjournment or postponement thereof.

Termination of Rights to Zensana

Pursuant to a 2004 license agreement, the Company obtained exclusive rights to Zensana (ondansetron oral spray) from NovaDel Pharma, Inc.  In 2007, the Company ceased development activities relating to Zensana and instead sublicensed its rights to Zensana to Par Pharmaceutical, Inc. pursuant to a July 2007 agreement.  At the same date, the Company and NovaDel Pharma amended and restated the 2004 license agreement.  In January 2012, following Par Pharmaceutical’s decision to cease development of Zensana, NovaDel Pharma, Par Pharmaceutical and the Company entered into agreements terminating all of the Company and Par Pharmaceutical’s rights to Zensana.  Pursuant to the termination of these license agreements, all rights to develop and commercialize the product were returned to Novadel Pharma in exchange for the Company’s right to receive certain royalty payments in connection with the product.

Amendment to 2010 Equity Incentive Plan

On February 17, 2012, the Company’s Board of Directors adopted an amendment to the 2010 Plan increasing the total number of shares of the Company’s common stock issuable thereunder from 8.5 million to 10.0 million.  On the same date, the Company issued to its employees and non-employee directors stock options to purchase an aggregate of 3.3 million shares of common stock under the 2010 Plan.

Adoption of 2012 Severance Payment Plan

Effective as of February 17, 2012, the Company adopted the Talon Therapeutics, Inc. 2012 Severance Payment Plan (the “Severance Plan”).  All full-time regular employees are eligible to participate in the Severance Plan, except such employees with individual employment agreements that provide for benefits in connection with a termination of employment.  Subject to their execution and non-revocation of a general release of claims, eligible participants are entitled to the following benefits in the event their employment is terminated by the Company without cause.  Employees at the level of Vice President and higher shall receive 3 months continued base salary and health insurance coverage, which shall be increased to 6 months if such termination occurs following FDA Approval.  All other employees shall receive 2 months continued base salary and health insurance coverage, which shall increase to 3 months if such termination occurs following FDA Approval.  The Severance Plan is unfunded and all benefits payable under the plan shall be paid only from the Company’s general assets.

Adoption of 2012 Change of Control Payment Plan

Effective as of February 17, 2012, the Company adopted the Talon Therapeutics, Inc. 2012 Change of Control Payment Plan (the “Change of Control Plan”).  All full-time employees serving at and above the level of Vice President as of the time of the “change of control” transaction are eligible to receive benefits under the Change of Control Plan upon the effective time of such transaction.

The Change of Control Plan provides for total benefits payable to eligible participants in an amount equal to 7.5% of the Change of Control Proceeds exceeding the sum of (i) $40 million and (ii) the gross cash proceeds received by the Company in an equity financing completed on or after January 1, 2012 (the “Plan Benefits”).  For purposes of the plan, the terms “Change of Control Proceeds” means all cash and the fair market value of all property paid, directly or indirectly, to the Company or its stockholders in consideration for their shares of capital stock, but excluding (1) fees and expenses incurred by the Company in connection with such transaction, (2) amounts payable under employment or consulting agreements and (3) the value of any Company debt paid or assumed by the acquirer in such transaction.  Of the total Plan Benefits, the Change of Control Plan provides that Steven R. Deitcher, M.D., the Company’s President & Chief Executive Officer, is entitled to 53.33%, and that Craig W. Carlson, the Company’s Sr. V.P. & Chief Financial Officer, is entitled to 13.33%, provided each remains employed in such positions at the time of the change of control transaction.  The remaining Plan Benefits will be allocated among the other eligible participants in the discretion of the Board.  However, each participant’s share of the Plan Benefits shall be reduced, on a dollar-for-dollar basis, by the amount of cash and/or value of other property received by such participant in connection with the change of control transaction in respect of outstanding stock options or other stock incentives held by the participant.  The Change of Control Plan is unfunded and all benefits payable under the plan shall be paid only from the Company’s general assets.

The Plan Benefits shall be payable to eligible participants in the same manner and form and at the same time as the consideration payable to the Company’s stockholders in connection with the change of control transaction.  For example, (i) to the extent the Company’s stockholders receive mixed consideration consisting of cash and securities in consideration for their shares of Company stock, then the Plan Benefits shall consist of cash and identical securities in the same proportion as payable to the Company’s stockholders, and (ii) to the extent a portion of the consideration payable to the Company’s stockholders is subject to future contingencies or earn-outs, then an identical portion of the Plan Benefits shall be subject to the same contingencies.

Clinical Trial Research Agreement

On March 2, 2012, the Company entered into an investigator-initiated clinical trial research agreement with The University of Texas M.D. Anderson Cancer Center (“MDACC”), whereby the Company agreed to provide Marqibo to study the safety and efficacy of Marqibo in certain clinical trial research entitled “Hyper-CVAD with Liposomal Vincristine (Hyper-CMAD) in Acute Lymphoblastic Leukemia.”  The study is designed to evaluate whether intensive chemotherapy (Hyper-CVAD therapy) given in combination with Marqibo, in addition to rituximab for patients who are CD20 positive and/or imatinib or dasatinib for patients with the Philadelphia (Ph) chromosome, can effectively treat ALL or lymphoblastic lymphoma.  In support of the performance of this study, the Company agreed to pay MDACC approximately $0.2 million for the clinical study of approximately sixty-five (65) patients.  The Company expects enrollment for this study to begin in September 2012.

Oncologic Drugs Advisory Committee (ODAC) Meeting

On March 21, 2012, the Company’s Marqibo NDA was assessed at a meeting of the ODAC, which voted seven to four, with two abstentions, that Marqibo has demonstrated a favorable risk/benefit ratio for the treatment of adult Philadelphia chromosome-negative (Ph-) ALL in second or greater relapse or that has progressed following two or more lines of anti-leukemia therapy.  The ODAC provides the FDA with independent expert advice and recommendations; however the final decision regarding approval is made by the FDA.

4,063,146 Shares
Common Stock

_______________

PROSPECTUS
_______________

      , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts shown are estimates.

Amount to be Paid
SEC registration fee	$110
Legal fees and expenses	10,000
Accounting fees and expenses	15,000
Printing and engraving and miscellaneous expenses	5,000
Total	$30,110

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Article 6 of the Registrant’s Amended & Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), provides that no director shall be personally liable to the Registrant or its stockholders for  monetary  damages for any breach of fiduciary duty by such director as a director. Notwithstanding the foregoing, a director shall be liable to the extent  provided by applicable law, (i) for breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions  not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law (“DGCL”) or (iv) for any transaction from which the director derived an improper personal benefit.  In the event the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Registrant, in addition to the limitation on personal  liability provided in Section 6 of the Certificate of Incorporation, shall be limited to the fullest extent permitted by the amended DGCL. No amendment to or repeal of  Section 7 shall apply to or have any effect on the liability or alleged liability of any director of the Registrant for or with respect to any acts or omissions of such director occurring prior to such amendment.

Article 7 of the Certificate of Incorporation further provides that the Registrant will indemnify, to the fullest extent permitted by Section 145 of the DGCL, each person the Registrant can indemnify thereunder.

Section 145 of the Delaware General Corporation Law states:

(a) A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action arising by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b)  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expense which the Court of Chancery or such other court shall deem proper.

The above discussion of the Registrant’s Certificate of Incorporation and Section 145 of the DGCL is not intended to be exhaustive and is respectively qualified in its entirety by such Certificate of Incorporation and statute.

Reference is made to Item 17 for our undertakings with respect to indemnification for liabilities arising under the Securities Act of 1933.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

All share and per share amounts described below have been adjusted to give effect to the Company’s 1-for-4 reverse stock split effected on September 10, 2010.

October 2009 Private Placement

On October 7, 2009, the Company entered into a securities purchase agreement (the “Purchase Agreement”) with certain accredited investors pursuant to which the Company agreed to sell in a private placement (the “Offering”) an aggregate of approximately 54.6 million units (the “Units”), each Unit consisting of (i) either (a) one-fourth of one share of common stock (each a “Share,” and collectively, the “Shares”), or (b) a seven-year warrant to purchase one-fourth of one share of common stock (collectively, the “Series A Warrant Shares”) at an exercise price of $0.04 per share (collectively, the “Series A Warrants”), and (ii) a seven-year warrant to purchase 0.025 of one share of common stock, rounded down to the nearest whole number (collectively, the “Series B Warrant Shares,” and together with the Series A Warrant Shares, the “Warrant Shares”), at an exercise price of $2.40, which represented the closing bid price of the Company’s common stock on October 7, 2009 (collectively, the “Series B Warrants,” and together with the Series A Warrants, the “Warrants”).  The closing of the transactions contemplated by the Purchase Agreement occurred on October 8, 2009.

The Offering resulted in the sale of approximately 43.6 million Units consisting of Shares and Series B Warrants at a purchase price of $1.20 per Unit, and approximately 11.0 million Units consisting of Series A Warrants and Series B Warrants at a purchase price of $1.16 per Unit, for total consideration to the Company of approximately $16.27 million, before deducting expenses.  Of this total amount, approximately $12.4 million was paid to the Company in cash and approximately $3.87 million represented the satisfaction of an outstanding obligation of the Company to certain of the investors, as discussed below.  In total, the Company sold approximately 10.9 million Shares, Series A Warrants to purchase approximately 2,758,000 Series A Warrant Shares and Series B Warrants to purchase approximately 1,365,000 Series B Warrant Shares.

Among the investors who participated in the Offering were Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations Fund International Limited and Deerfield Private Design International, L.P. (collectively, “Deerfield”).  Prior to the Offering, the Company owed Deerfield approximately $3.87 million (the “Warrant Redemption Price”), representing the redemption price of certain warrants issued to Deerfield in connection with an October 2007 loan agreement between the parties.  Pursuant to a letter agreement between the Company and Deerfield dated September 3, 2009, Deerfield agreed to accept, in lieu of cash and subject to additional terms and conditions as set forth therein, payment of the Warrant Redemption Price in the form of the same type of securities as issued by the Company in a future financing transaction.  As contemplated by the September 2009 letter agreement, and in full satisfaction of the Warrant Redemption Price, Deerfield received approximately 12.9 million Units consisting of Shares and Series B Warrants (the “Deerfield Warrant Redemption Securities”) in the Offering.

On December 30, 2009, a holder of Series A Warrants issued in the Offering exercised its right to purchase 876,207 Series A Warrant Shares at an exercise price of $0.04 per share.

On May 20, 2010, a holder of Series A Warrants exercised its right to purchase 1.3 million Series A Warrant Shares at an exercise price of $0.04 per share.

June 2010 Series A-1 Preferred Stock Private Placement

On June 7, 2010, the Company, Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P. (together, “Warburg Pincus”), and Deerfield entered into an Investment Agreement pursuant to which the Company sold in a private placement to Warburg Pincus and Deerfield 400,000 shares of its Series A-1 Convertible Preferred Stock at a per share price of $100, resulting in total gross proceeds of $40 million.

On June 7, 2010, the Company issued a five-year warrant to purchase, at an exercise price of $0.92 per share, 54,348 shares of common stock to Roth Capital Partners, LLC, a registered broker-dealer, in partial consideration of financial advisory services rendered to the Company.

From June 7, 2010 until September 10, 2010, the stated value of the Series A-1 Preferred Stock accreted at an initial rate of 12% per annum.  On September 10, 2010, the Company, Warburg Pincus, and Deerfield conducted a second closing under the terms of the Investment Agreement pursuant to which the Company issued an additional 12,562 shares of Series A-1 Preferred Stock in satisfaction of the accretion that had accrued on the original 400,000 shares since June 7, 2010.

January 2012 Series A-2 Preferred Stock Private Placement

On January 9, 2012, the Company, Warburg Pincus, and Deerfield entered into an Investment Agreement pursuant to which the Company sold in a private placement to Warburg Pincus and Deerfield an aggregate of 110,000 shares of its Series A-2 Convertible Preferred Stock at a per share price of $100, resulting in total gross proceeds of $11 million.

In connection with the entry into the Investment Agreement, on January 9, 2012, the Company and Deerfield entered into a Second Amendment to Facility Agreement, pursuant to which the Company will satisfy its obligation under the Facility Agreement to make quarterly interest payments for the quarters ended December 31, 2011, March 31, 2012, June 30, 2012 and September 30, 2012, by issuing shares of Series A-2 Preferred in lieu of cash.  Pursuant to such amendment, on January 9, 2012, the Company issued Deerfield an aggregate of 6,826 shares of Series A-2 Preferred in satisfaction of interest accrued under the Facility Agreement for the quarter ended December 31, 2011, and, on March 30, 2012, the Company issued Deerfield an aggregate of 6,752 shares of Series A-2 Preferred in satisfaction of interest accrued under the Facility Agreement for the quarter ended March 31, 2012.

On December 31, 2011, the Company issued a five-year warrant to purchase, at an exercise price of $0.41 per share, 182,926 shares of common stock to Roth Capital Partners, LLC, a registered broker-dealer, in partial consideration of financial advisory services rendered to the Company.

The sales of the securities identified above were made pursuant to privately negotiated transactions that did not involve a public offering of securities and, accordingly, the Company believes that these transactions were exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof and rules promulgated thereunder.  Each of the above-referenced investors represented to the Company in connection with their investment that they were “accredited investors” (as defined by Rule 501 under the Securities Act) and were acquiring the shares for investment and not distribution, that they could bear the risks of the investment and could hold the securities for an indefinite period of time.  The investors received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration or an available exemption from such registration.  All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   Exhibits.

Exhibit No.	Description
2.1
Agreement and Plan of Merger dated June 17, 2004 by and among the Registrant, Hudson Health Sciences, Inc. and EMLR Acquisition Corp. (incorporated by reference to Exhibit 2.0 of the Registrant’s Form 8-K filed June 24, 2004).

3.1	Amended and Restated Certificate of Incorporation of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2010).
3.2
Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed April 6, 2012).

3.3	Certificate of Designation of Series A-1 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed June 11, 2010).
3.4
Certificate of Amendment of Corrected Certificate of Designation of Series A-1 Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed January 10, 2012).

3.5	Certificate of Designation of Series A-2 Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed June 11, 2010).
3.6
Certificate of Amendment of Corrected Certificate of Designation of Series A-2 Convertible Preferred Stock (incorporated by reference to Exhibit 3.2 to the Registrant’s Current Report on Form 8-K filed January 10, 2012).

3.7	Certificate of Designation of Series A-3 Convertible Preferred Stock (incorporated by reference to Exhibit 3.3 to the Registrant’s Current Report on Form 8-K filed January 10, 2012).

3.8	Amended and Restated Bylaws of the Registrant, as amended (incorporated by reference to Exhibit 3.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 2010).
3.9
Certificate of Ownership merging Talon Therapeutics, Inc. with and into Hana Biosciences, Inc. (incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K filed December 2, 2010).

4.1	Specimen common stock certificate (incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form SB-2/A (SEC File No. 333-118426) filed October 12, 2004).
4.2
Form of option to purchase an aggregate of 138,951 shares of common stock originally issued to Yale University and certain employees thereof (incorporated by reference to Exhibit 4.3 of the Registrant’s Annual Report on Form 10-KSB (SEC File No. 000-50782) for the year ended December 31, 2004).

4.3	Schedule of options in form of Exhibit 4.2 (incorporated by reference to Exhibit 4.4 of the Registration’s Annual Report on Form 10-KSB (SEC. File No. 000-50782) for the year ended December 31, 2004).
4.4
Form of Promissory Note issued to lenders in connection with October 30, 2007 Facility Agreement (incorporated by reference to Exhibit 4.9 to the Registrant’s Form 10-K for the year ended December 31, 2007).

4.5
Form of Series A warrant to purchase common stock issued in connection with October 2009 private placement (incorporated by reference to Exhibit 4.8 of the Registrant’s Registration Statement on Form S-1 filed November 3, 2009, SEC File No. 333-162836).

4.6
Schedule of warrants issued on form of warrant attached as Exhibit 4.5 hereof (incorporated by reference to Exhibit 4.9 of the Registrant’s Registration Statement on Form S-1 filed November 3, 2009, SEC File No. 333-162836).

4.7
Form of Series B warrant to purchase common stock issued in connection with October 2009 private placement (incorporated by reference to Exhibit 4.10 of the Registrant’s Registration Statement on Form S-1 filed November 3, 2009, SEC File No. 333-162836).

4.8
Schedule of warrants issued on form of warrant attached as Exhibit 4.7 hereof (incorporated by reference to Exhibit 4.11 of the Registrant’s Registration Statement on Form S-1 filed November 3, 2009, SEC File No. 333-162836).

5.1	Opinion of Fredrikson & Byron, P.A. (previously filed).
10.1	Talon Therapeutics, Inc. 2004 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed June 27, 2007).
10.2	Form of stock option agreement for use in connection with 2004 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 10-K for the year ended December 31, 2006).
10.3	2003 Stock Option Plan of Talon Therapeutics, Inc. (incorporated by reference to Appendix B of the Registrant’s Definitive Proxy Statement on Schedule 14A filed April 7, 2006).
10.4	Summary terms of non-employee director compensation, effective April 1, 2011 (incorporated by reference to Exhibit 10.4 to the Registrant’s Form 10-K for the year ended December 31, 2011).
10.5
Talon Therapeutics, Inc. 2006 Employee Stock Purchase Plan, as amended through July 15, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2011).

10.6
Amended and Restated License Agreement dated April 30, 2007 between the Registrant and Tekmira Pharmaceuticals Corp., as successor in interest to Inex Pharmaceuticals Corp. (incorporated by reference to Exhibit 10.4 of the Registrant’s Form 10-Q for the quarter ended June 30, 2007).+

10.7
Sublicense Agreement dated May 6, 2006 among the Registrant, Inex Pharmaceuticals Corporation and the University of British Columbia (incorporated by reference to Exhibit 10.5 of the Registrant’s Form 10-Q for the quarter ended June 30, 2006).+

10.8
Registration Rights Agreement dated May 6, 2006 between the Registrant and Inex Pharmaceuticals Corporation (incorporated by reference to Exhibit 10.6 of the Registrant’s Form 10-Q for the quarter ended June 30, 2006).

10.9
Amended and Restated License Agreement among Elan Pharmaceuticals, Inc., Inex Pharmaceuticals Corporation (for itself and as successor in interest to IE Oncology Company Limited), as assigned to the Registrant by Inex Pharmaceuticals Corporation on May 6, 2006 (incorporated by reference to Exhibit 10.8 of the Registrant’s Form 10-Q for the quarter ended June 30, 2006).

10.10	Form of common stock purchase agreement dated May 17, 2006 between the Registrant and certain investors (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 8-K filed May 17, 2006).
10.11
Sublease Agreement dated May 31, 2006 between the Registrant and MJ Research Company, Inc., including amendment thereto dated May 31, 2006 (incorporated by reference to Exhibit 10.15 of the Registrant’s Form 10-Q for the quarter ended June 30, 2006).

10.12
Research and License Agreement dated October 9, 2006 between the Registrant and Albert Einstein College of Medicine of Yeshiva University, a division of Yeshiva University (incorporated by reference to Exhibit 10.38 to the Registrant’s Form 10-K for the year ended December 31, 2006).+

10.13
Patent and Technology License Agreement dated February 14, 2000 (including amendment dated August 15, 2000) between the Board of Regents of the University of Texas System on behalf of the University of Texas M.D. Anderson Cancer Center and the Registrant, as successor in interest to Inex Pharmaceuticals Corp. (incorporated by reference to Exhibit 10.3 of the Registrant’s Form 10-Q for the quarter ended June 30, 2007).+

10.14
Facility Agreement dated October 30, 2007 among the Registrant, Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund L.P., Deerfield Special Situations Fund International Limited, and Deerfield Private Design International, L.P. (incorporated by reference to Exhibit 10.24 to the Registrant’s Form 10-K for the year ended December 31, 2007).

10.15
Security Agreement dated October 30, 2007 between the Registrant in favor of Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund L.P., Deerfield Special Situations Fund International Limited, and Deerfield Private Design International, L.P. (incorporated by reference to Exhibit 10.25 to the Registrant’s Form 10-K for the year ended December 31, 2007).

10.16	Letter agreement dated March 16, 2008 between the Registrant and Anne E. Hagey, M.D. (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 10-Q for the quarter ended March 31, 2008).
10.17	Employment Agreement by and between the Registrant and Steven R. Deitcher, dated June 6, 2008 (incorporated by reference to Exhibit 10.1 of the Registrant’s Form 8-K filed June 11, 2008).
10.18
Second Amendment to Sublease Agreement dated May 19, 2008 by and between MJ Research Company and the Registrant (incorporated by reference to Exhibit 10.2 of the Registrant’s Form 10-Q for the quarter ended June 30, 2008).

10.19
Amendment No. 1 dated June 2, 2009 to Amended and Restated License Agreement dated April 30, 2007 between the Registrant and Tekmira Pharmaceuticals Corp. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended June 30, 2009).+

10.20
Agreement dated September 3, 2009 by and among the Registrant, Deerfield Private Design Fund, L.P., Deerfield Special Situations Fund L.P., Deerfield Special Situations Fund International Limited, and Deerfield Private Design International, L.P. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed September 10, 2009).

10.21
Form of Securities Purchase Agreement entered into among the Registrant and certain accredited investors on October 7, 2009 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed October 8, 2009).

10.22	Talon Therapeutics, Inc. 2010 Equity Incentive Plan (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-8 filed February 14, 2011, SEC File No. 333-172229).
10.23
Form of Stock Option Agreement under 2010 Equity Incentive Plan (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-8 filed February 14, 2011, SEC File No. 333-172229).

10.24
Form of Restricted Stock Agreement under 2010 Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form S-8 filed February 14, 2011, SEC File No. 333-172229).

10.25
Amendment No. 2 dated September 20, 2010 to Amended and Restated License Agreement dated April 30, 2007 between the Registrant and Tekmira Pharmaceuticals Corp. (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended September 30, 2010).+

10.26
Letter agreement dated February 5, 2010 between the Registrant and Craig W. Carlson, as amended on February 17, 2010 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 10-Q for the quarter ended March 31, 2010).

10.27
Investment Agreement dated June 7, 2010 among the Registrant and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed June 11, 2010).

10.28
Form of Indemnification Agreement dated June 7, 2010 between the Registrant and each of Jonathan Leff, Nishan de Silva and Andrew Ferrer (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed June 11, 2010).

10.29
Registration Rights Agreement dated June 7, 2010 among the Registrant and the Holders identified therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed June 11, 2010).

10.30
First Amendment dated June 7, 2010 to Facility Agreement dated October 30, 2007 among the Registrant and the Lenders identified therein (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed June 11, 2010).

10.31	Letter agreement between the Registrant and Steven R. Deitcher, M.D., dated January 6, 2011 (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed January 12, 2011).
10.32	Agreement and Release dated January 11, 2011 between the Registrant and Anne E. Hagey, M.D. (previously filed). *
10.33	Letter agreement dated December 26, 2011 between the Registrant and Samir M. Gharib (incorporated by reference to Exhibit 10.1 to the Registrant’s Form 8-K filed December 30, 2011).
10.34
Amendment No. 2 dated December 27, 2011 to Employment Agreement dated June 6, 2008 between the Registrant and Steven R. Deitcher, M.D. (incorporated by reference to Exhibit 10.2 to the Registrant’s Form 8-K filed December 30, 2011). *

10.35	Letter agreement dated December 27, 2011 between the Registrant and Craig W. Carlson (incorporated by reference to Exhibit 10.3 to the Registrant’s Form 8-K filed December 30, 2011).
10.36
Investment Agreement dated January 9, 2012 among the Registrant and the Purchasers named therein (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed January 10, 2012).

10.37
Amendment No. 1 dated January 9, 2012 to Investment Agreement dated June 7, 2010 among the Registrant and the Purchasers named therein (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed January 10, 2012).

10.38
Amendment No. 1 dated January 9, 2012 to Registration Rights Agreement dated June 7, 2010 among the Registrant and the Holders identified therein (incorporated by reference to Exhibit 10.3 to the Registrant’s Current Report on Form 8-K filed January 10, 2012).

10.39
Second Amendment dated January 9, 2012 to Facility Agreement dated October 30, 2007 among the Registrant and the Lenders identified therein (incorporated by reference to Exhibit 10.4 to the Registrant’s Current Report on Form 8-K filed January 10, 2012).

10.40	Talon Therapeutics, Inc. 2012 Severance Payment Plan (incorporated by reference to Exhibit 10.1 to the Registrant’s Current Report on Form 8-K filed February 24, 2012).
10.41	Talon Therapeutics, Inc. 2012 Change of Control Payment Plan (incorporated by reference to Exhibit 10.2 to the Registrant’s Current Report on Form 8-K filed February 24, 2012).
23.1	Consent of Independent Registered Public Accounting Firm (filed herewith).
23.2	Consent of Fredrikson & Byron, P.A. (included in Exhibit 5.1).
24.1	Power of Attorney (previously filed).
101
The following financial information from Talon Therapeutics, Inc.’s Registration Statement on Form S-1, formatted in eXtensible Business Reporting Language (XBRL): (i) Balance Sheets as of December 31, 2011 and 2010, (ii) Statements of Operations and Comprehensive Loss for the years ended December 31, 2011 and 2010, (iii) Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2011 and 2010, (iv) Statements of Cash Flows for years ended December 31, 2011 and 2010, and (v) Notes to Financial Statements.

_______________
+	Confidential treatment has been granted as to certain omitted portions of this exhibit pursuant to Rule 406 of the Securities Act or Rule 24b-2 of the Exchange Act.

ITEM 17.    UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

	(i)	To include any prospectus required by section 10(a)(3) of the Securities Act;

	(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

	(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of this offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this form of indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Mateo, State of California, on April 25, 2012.

TALON THERAPEUTICS, INC.

By:	/s/ Steven R. Deitcher
Steven R. Deitcher, M.D. President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Steven R. Deitcher	President, Chief Executive Officer and Director	April 25, 2012
Steven R. Deitcher, M.D.	(Principal Executive Officer)

/s/ Craig W. Carlson	Senior Vice President and Chief Financial Officer	April 25, 2012
Craig W. Carlson	(Principal Financial Officer)

/s/ Samir M. Gharib	Controller, Director of Finance	April 25, 2012
Samir M. Gharib	(Principal Accounting Officer)

*	Chairman of the Board	April 25, 2012
Leon E. Rosenberg, M.D.

*	Director	April 25, 2012
Howard P. Furst, M.D.

Director
Cecilia Gonzalo

*	Director	April 25, 2012
Jonathan S. Leff

*	Director	April 25, 2012
Paul V. Maier

Director
Howard H. Pien

*	Director	April 25, 2012
Robert J. Spiegel, M.D.

*	/s/ Craig W. Carlson
Craig W. Carlson
Attorney-in-fact

INDEX TO EXHIBITS FILED WITH THIS REGISTRATION STATEMENT

Exhibit Number	Description of Document
23.1	Consent of Independent Registered Public Accounting Firm
101
The following financial information from Talon Therapeutics, Inc.’s Registration Statement on Form S-1, formatted in eXtensible Business Reporting Language (XBRL): (i) Balance Sheets as of December 31, 2011 and 2010, (ii) Statements of Operations and Comprehensive Loss for the years ended December 31, 2011 and 2010, (iii) Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders’ Deficit for the years ended December 31, 2011 and 2010, (iv) Statements of Cash Flows for years ended December 31, 2011 and 2010, and (v) Notes to Financial Statements.